Follow-Up Materials

06011816

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Promotora de Informaciones S.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 2 2 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5213 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/21/06

82-5213

Promotora de Informaciones, S.A. (Prisa)

Financial Statement and Directors' Report for 2005, together with Auditors' Report

ARIS
12-31-05

Deloitte

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Promotora de Informaciones, S.A.:

1. We have audited the financial statements of PROMOTORA DE INFORMACIONES, S.A. (PRISA) comprising the balance sheet as of December 31, 2005, and the related statement of income and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the Company's directors present, in addition to the 2005 figures for each item in the balance sheet and statements of income and of changes in financial position, the figures for 2004. Our opinion refers only to the 2005 financial statements. Our auditors' report dated February 18, 2005, on the 2004 financial statements contained an unqualified opinion.

3. PROMOTORA DE INFORMACIONES, S.A. (PRISA), as the head of a Group, presents consolidated financial statements in accordance with the International Financial Reporting Standards adopted by the European Union (EU-IFRSs). On this same date we issued our auditors' report on the 2005 consolidated financial statements referred to above, in which we expressed an unqualified opinion. Based on the content of those consolidated financial statements prepared in accordance with EU-IFRSs, the total volume of consolidated equity amounts to €865,255 thousand, the consolidated income for the year totals €152,809 thousand and the total volume of assets and sales amounts to €2,147,153 thousand and €1,483,091 thousand, respectively. Also, as indicated in Note 4-d to the financial statements referred to above, the Company values its investments in Group and associated companies at the lower of acquisition cost or underlying book value adjusted, where appropriate, for the amounts of goodwill existing as of December 31, 2005, in the Group's consolidated financial statements prepared in accordance with EU-IFRSs, and records, where appropriate, the related allowance. However, the Company should have recorded the aforementioned investment valuation allowance in accordance with section 2 (Value adjustments) of Valuation Standard 8 (Marketable securities) in section 5 of the Spanish National Chart of Accounts and with the technical accounting standards in force in Spain relating to the methods to be applied to reflect in the valuation of investments the effect of the amortization of goodwill existing at year-end on the value of the investment recorded under the "Long-Term Investments" caption in the balance sheet in the individual financial statements referred to above. Had the aforementioned methods been applied, net income for 2005 would have decreased and the balance of the "Provisions for Group and Associated Companies" account as of December 31, 2005, would have increased by €19,438 thousand.

4. In our opinion, except for the matter indicated in paragraph 3 above, the financial statements for 2005 referred to above present, in all material respects, a true and fair view of the net worth and financial position of PROMOTORA DE INFORMACIONES, S.A. (PRISA) as of December 31, 2005, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying directors' report for 2005 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the directors' report is consistent with that contained in the financial statements for 2005. Our work as auditors was confined to checking the directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

DELOITTE
Registered in ROAC under no. S0692

Luis Jiménez Guerrero
February 17, 2006

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

2005 Individual Financial Statements
together with 2005 Management Report

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

2005 Individual Financial Statements

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(Thousands of Euros)

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

ASSETS	12/31/05	12/31/04
A) FIXED AND OTHER NONCURRENT ASSETS	1,369,694	981,781
I. START-UP EXPENSES	722	1,445
II. INTANGIBLE ASSETS (Note 5)		
1. Concessions, patents and other	113	113
2. Leasehold assignment rights	-	1,662
3. Computer software	5,562	4,961
4. Advances and construction in progress	1,581	139
5. Accumulated amortization	(3,248)	(2,310)
	4,008	4,565
III. TANGIBLE FIXED ASSETS (Note 6)		
1. Land and structures	310	7,310
2. Plant and machinery	1,322	1,216
3. Other fixtures and furniture	1,898	1,839
4. Other tangible fixed assets	4,790	4,338
5. Advances and construction in progress	-	455
6. Accumulated depreciation	(4,902)	(6,576)
	3,418	8,582
IV. LONG-TERM INVESTMENTS (Note 7)		
1. Investments in Group companies	810,208	530,643
2. Investments in associated companies	506,703	406,756
3. Long-term investment securities	31,818	-
4. Deposits and guarantees	-	10
5. Other loans	195,921	167,441
6. Allowances for investments in Group and associated companies	(215,870)	(167,367)
	1,328,780	937,483
V. TREASURY STOCK (Note 8)	32,766	29,706
B) DEFERRED CHARGES (Note 9)	2,238	2,983
C) CURRENT ASSETS	180,331	581,788
I. ACCOUNTS RECEIVABLE		
1. Trade receivables for services	121	7
2. Receivable from Group and associated companies (Note 10)	32,425	33,594
3. Tax receivables (Note 16)	4,729	4,141
4. Other accounts receivable	867	9,652
	3,8142	47,394
II. SHORT-TERM INVESTMENTS (Note 11)	139,856	533,555
III. CASH	103	335
IV. ACCRUAL ACCOUNTS	2,230	504
TOTAL ASSETS	1,552,263	1,566,552

SHAREHOLDERS' EQUITY AND LIABILITIES	12/31/05	12/31/04
A) SHAREHOLDERS' EQUITY (Note 12)	730,118	647,445
I. CAPITAL STOCK	21,881	21,881
II. ADDITIONAL PAID-IN CAPITAL	108,369	108,369
III. 1983 REVALUATION RESERVES	3,289	3,289
IV. REVALUATION RESERVE ROYAL DECREE-LAW 7/1996	10,650	10,650
V. RESERVES		
1. Legal reserve	4,376	4,376
2. Reserves for treasury stock	32,766	29,706
3. Bylaw reserves	10,941	10,941
4. Reserve for retired capital	1,373	1,373
5. Other reserves	426,730	394,426
	476,186	440,822
VI. INCOME FOR THE YEAR	109,743	62,434
B) DEFERRED REVENUES	38	1,332
C) PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 13)	27,875	13,236
D) LONG-TERM DEBT	427,314	406,364
I. PAYABLE TO GROUP AND ASSOCIATED COMPANIES (Note 14)	195,815	196,088
II. PAYABLE TO CREDIT INSTITUTIONS (Note 14)	231,365	210,078
III. TAXES PAYABLE (Note 16)	134	134
IV. OTHER LONG-TERM DEBT	-	64
E) CURRENT LIABILITIES	366,918	498,175
I. PAYABLE TO GROUP AND ASSOCIATED COMPANIES (Note 15)	99,155	429,621
II. PAYABLE TO CREDIT INSTITUTIONS (Note 15)	239,629	62,364
III. TRADE ACCOUNTS PAYABLE	4,345	2,555
IV. OTHER NONTRADE PAYABLES		
1. Taxes payable (Note 16)	606	1,044
2. Other payables	23,183	2,591
	23,789	3,635
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	1,552,263	1,566,552

The accompanying Notes 1 to 25 and Exhibits I, II and III are an integral part of the balance sheet as of December 31, 2005.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Thousands of Euros)

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

DEBIT	12/31/05	12/31/04	CREDIT	12/31/05	12/31/04
A) EXPENSES			B) REVENUES		
1. Personnel expenses:			1. Net sales:		
a) Wages, salaries and similar expenses	13,440	10,219	a) Services (Note 17)	14,895	25,436
b) Employee welfare expenses	903	915	b) Revenues from equity investments (Note 17):		
			Group companies	112,357	118,080
2. Depreciation and amortization expense	2,972	4,182	Associated companies	3,815	4,296
3. Variation in operating allowances	12	0			
4. Other operating expenses:					
a) Outside services	14,605	11,421			
b) Taxes other than income tax	141	162			
I. OPERATING INCOME	98,994	120,913			
5. Financial and similar expenses:			2. Other interest and similar revenues:		
a) On debts to Group companies (Note 17)	4,151	3,687	a) On loans to Group and associated companies (Note 17)	7,387	10,508
b) On debts to third parties and similar expenses	11,767	8,337	b) Other financial revenues	1,894	1,340
			II. FINANCIAL LOSS	6,637	176
III. INCOME FROM ORDINARY ACTIVITIES	92,357	120,737			
6. Variation in investment valuation allowances (Notes 7 and 13)	70,787	81,405	3. Gains on fixed asset disposals	603	134
7. Losses on fixed assets	108	0	4. Gains on transactions involving treasury stock	2,709	0
8. Extraordinary expenses (Note 17)	2,379	5,339	5. Extraordinary revenues	0	1,366
			IV. EXTRAORDINARY LOSS	69,962	85,244
V. INCOME BEFORE TAXES	22,395	35,493			
9. Corporate income tax (Note 16)	(87,348)	(26,941)			
VI. INCOME FOR THE YEAR	109,743	62,434			

The accompanying Notes 1 to 25 and Exhibits I, II and III are an integral part of the 2005 statement of income.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Notes to 2005 Individual Financial Statements

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

NOTES TO 2005 INDIVIDUAL FINANCIAL STATEMENTS

1.- Company description

Promotora de Informaciones, S.A., ("Prisa") whose registered office is located at calle Gran Vía, 32, Madrid, was incorporated on January 18, 1972. Its business activities include printed and audiovisual mass media operations, the holding of ownership interests in companies and businesses, and the provision of all manner of services.

In view of the business activities carried on by the Company, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to financial statements.

2.- Basis of presentation of the financial statements

a) True and fair view

The financial statements, which were prepared from the Company's accounting records, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Company's net worth, financial position and results of operations. The financial statements for 2005, which were prepared by the directors, will be submitted for approval by the Shareholders' Meeting, and it is considered that they will be approved without any changes. The 2004 financial statements were approved by the Shareholders' Meeting on March 17, 2005.

b) Comparative information

As described in Note 11, Prisa pools all the cash balances of the Group companies located in Spain. These balances are settled at the net amount held with each company. In 2005, in order to present a clearer image that is in line with the economic reality of this type of transaction, the Company modified the method for recognizing these balances in the balance sheet presenting for each company the net amount of its total financing and recording this amount in the *"Short-Term Investments"* account on the asset side of the balance sheet if the amount is receivable and in the *"Current Liabilities - Payable to Group and Associated Companies "* account in the balance sheet if the amount is payable. Consequently, the balances of these accounts as of December 31, 2005, are not comparable with those for 2004. Had this method been applied in 2004, the balances of the *"Short-Term Investments"*

and *"Payable to Group and Associated Companies "* accounts would have amounted to €165,336 thousand and €61,402 thousand, respectively.

3.- Distribution of income

The directors propose that the Company's income for 2005 be distributed as follows (in thousands of euros):

	Thousands of Euros
Distributable income -	
Income for the year	109,743
Distribution to -	
Dividends	0.14 € per share
Directors´ compensation	1,382
Voluntary reserves	Remaining balance

The dividend per share, disregarding the treasury stock of Promotora de Informaciones, S.A. but including the shares delivered as a loan (*see Note 14*), will be €0.14 per share, and no interim dividend out of 2005 income was approved.

4.- Valuation standards

The main valuation methods applied by the Company in preparing its 2005 financial statements were as follows:

a) Start-up expenses

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at the costs incurred in terms of public deed and registration expenses, transfer tax and lawyers' fees.

These expenses are amortized at an annual rate of 20%. €723 thousand were charged to the accompanying statement of income in this connection.

b) Intangible assets

The "*Concessions, Patents and Other*" caption reflects the amounts paid for the acquisition of title to or the right to use items of this nature, which are amortized on a straight-line basis over 5 years.

The balance of the *"Computer Software"* caption includes the amounts paid for the development of specific in-house computer programs and the amounts incurred in acquiring from third parties the licenses to use computer programs. Computer software is amortized over four years from the date on which it is brought into service.

c) Tangible fixed assets

Tangible fixed assets acquired prior to December 31, 1996, are carried at cost revalued pursuant to the applicable enabling legislation, the most recent being Royal Decree-Law 7/1996 on Asset Revaluation. Subsequent additions are stated at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Company depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Useful Life
Buildings	50
Plant and machinery	10
Furniture	10
Other tangible fixed assets	4-10

d) Long-term investments

As the head of the Group, the Company prepares consolidated financial statements. The 2005 consolidated financial statements were prepared pursuant to Final Provision Eleven of Law 62/2003, in accordance with the International Financial Reporting Standards (IFRSs) approved by European Commission Regulations. The main aggregates of the PRISA Group's consolidated financial statements for 2005, prepared in accordance with IFRSs, are as follows:

	Thousands of Euros
Total assets	2,147,153
Net worth	865,255
Income for the year	152,809

The Company values its holdings in Group and associated companies and its long-term investment securities at the lower of acquisition cost or underlying book value, adjusted by the amount of the goodwill disclosed at the time of the acquisition and still existing at the date of subsequent valuation, in the Group's consolidated financial statements prepared in accordance with IFRSs, and records the related allowance, where appropriate. Accordingly, the same valuation method is used as that employed in the Group's consolidated financial statements.

Of the provisions recorded as of December 31, 2005, €18,433 thousand were recorded under the "Provisions for Contingencies and Expenses" caption (see Notes 4g and 13).

The future income of the companies will enable the recovery, where appropriate, of the acquisition costs paid in excess of the underlying book values of the holdings in these companies.

e) Treasury stock

Treasury stock is valued at the lowest of the following values: cost, year-end market price, average market price in the last quarter or underlying book value. An allowance is recorded for the difference between the acquisition cost of the shares of treasury stock and the lowest of the aforementioned three values. This allowance is recorded as a reduction of acquisition cost under the *"Treasury Stock"* caption in the accompanying balance sheet. As of December 31, 2005, it was not necessary to record any allowance in this connection.

f) Short-term investments

Short-term nontrade loans are recorded at the amount delivered, plus the related accrued interest receivable at year-end.

The time deposits maturing at short term are valued at cost, plus the accrued interest receivable as of the date of the financial statements.

g) Provisions for contingencies and expenses

The *"Provision for Taxes"* relates to the estimated amount of the tax debts whose exact amount or date of payment have not yet been determined, since they depend on the fulfillment of certain conditions.

The *"Provision for Third-Party-Liability"* caption relates to the estimated amount required to meet the Company's liability, as the majority shareholder, for the portion of the losses incurred at investees whose net worth has become negative, and whose net-worth equilibrium must be restored by their shareholders. The provision is recorded with a charge to the *"Variation in Investment Valuation Allowances"* caption in the accompanying statement of income when the obligation giving rise to said provision arises. Overprovisions or the full provision are reversed when the risk is reduced or disappears (*see Notes 4-d and 13*).

h) Severance costs

Under current labor legislation, the Company is required to pay severance to employees terminated under certain conditions. The Company records the required provisions when the resolution to terminate the related employment relationships is adopted.

Company management does not envisage any terminations which would require the recording of a provision in this connection.

i) Classification of debt

Debts are recorded at face value. Debts maturing in under 12 months from the balance-sheet date are classified as current liabilities and those maturing at over 12 months as long-term debt.

j) Corporate income tax

The corporate income tax expense for the year was calculated by obtaining the gross tax payable through application of the tax rate to book income before taxes, adjusted by the amount of any positive or negative permanent differences, including those arising from tax consolidation adjustments. Subsequently, the gross tax payable was reduced by the applicable tax relief and tax credits, excluding tax withholdings and prepayments.

The Company files consolidated tax returns pursuant to Legislative Royal Decree 4/2004, approving revised Corporate Income Tax Law, as the parent company of tax group 2/91.

As a result of timing differences, the Company records deferred tax assets and deferred tax liabilities, as appropriate, for the difference between the corporate income tax payable and the tax expense recorded. The deferred tax assets are recorded when there is no reasonable doubt as to their recovery.

The Company, as the parent company of the group, records the adjustments arising from the tax consolidation mechanism, and recognizes the timing differences and records the related tax asset resulting from the variation in the investment valuation allowance relating to the Company's holdings in entities included in the consolidated tax group.

In order to recognize the tax expense in the corresponding year, and since the Company's directors consider that there are no reasons to doubt that the consolidated tax group will recover the tax asset arising from the unused tax credits, the Company records the tax asset under the *"Long-Term Investments - Other Loans"* caption in the accompanying balance sheet.

k) Foreign currency transactions

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. Exchange differences arising from the translation are allocated to income for the year.

At year-end, foreign currency on hand and receivables and payables in foreign currencies are translated to euros at the year-end exchange rates, and any resulting exchange losses are taken to income. Exchange gains on the same balances, if they are not offset against prior years' exchange losses, are recorded under the *"Deferred Revenues"* caption in the balance sheet.

Exchange gains deferred in prior years and those arising in the current year are credited to income in the year in which the related accounts payable and receivable fall due, except when the result at maturity is guaranteed by means of hedging transactions, in which case they are taken to income in the current year.

l) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

m) Hedging instruments

The Company takes out exchange rate (mainly currency forwards and options) and interest rate hedging contracts. At year-end the contracts in force were valued by comparing, for each contract on a case-by-case basis, the price agreed on with the market value of each currency and the reference interest rate, if any, at year-end.

As of December 31, 2005, the Company had not entered into any exchange rate hedging contracts. The theoretical value of these interest rate hedging contracts as of December 31, 2005, reflected losses of €186 thousand for the Company, which were recorded in its accounting records.

5.- Intangible assets

The transactions recorded in 2005 in intangible asset accounts and the related accumulated amortization are summarized as follows (in thousands of euros):

	Balance at 12/31/04	Additions	Transfers	Retirements	Balance at 12/31/05
Cost -					
Concessions, patents and other	113	-	-	-	113
Leasehold assignment rights	1,662	-	-	(1,662)	-
Computer software	4,961	599	129	(127)	5,562
Advances and construction in progress	139	1,605	(129)	(34)	1,581
Total cost	6,875	2,204	-	(1,823)	7,256
Accumulated amortization -					
Concessions, patents and other	111	2	-	-	113
Leasehold assignment rights	643	40	-	(683)	-
Computer software	1,556	1,579	-	-	3,135
Total accumulated amortization	2,310	1,621	-	(683)	3,248

The additions in 2005 to the *"Advances and Construction in Progress"* and *"Computer Software"* captions relate mainly to the various projects which the Company is implementing within the framework of its Technological Plan. As the projects in progress are completed they are transferred to the *"Computer Software"* caption.

The retirements relate basically to the sale, at its net book value, of the leasehold assignment right associated with a property to the Group company El País, S.L. *(see Note 6).*

As of December 31, 2005, €792 thousand of the Company's intangible assets, which are currently in use, had been fully amortized.

6.- Tangible fixed assets

The transactions in 2005 in tangible fixed assets accounts and the related accumulated depreciation are summarized as follows (in thousands of euros):

	Balance at 12/31/04	Additions	Retirements	Balance at 12/31/05
Cost -				
Land	1,239	-	(1,239)	-
Structures	6,071	35	(5,796)	310
Plant and machinery	1,216	106	-	1,322
Other fixtures and furniture	1,839	65	(6)	1,898
Other tangible fixed assets	4,338	493	(41)	4,790
Advances and construction in progress	455	-	(455)	-
Total cost	15,158	699	(7,537)	8,320
Accumulated depreciation -				
Structures	2,448	29	(2,441)	36
Plant and machinery	664	73	-	737
Other fixtures and furniture	1,426	84	(7)	1,503
Other tangible fixed assets	2,038	442	146	2,626
Total accumulated depreciation	6,576	628	(2,302)	4,902

The additions in 2005 relate basically to the improvements and refurbishments made to the Company's plant as well as to the investments in computer and communications equipment related to the projects being developed by the Company as part of its Technological Plan.

Also, the retirements recorded relate mainly to the sale, at its net book value, of a property to the Group company Diario El País, S.L., *(see Note 5)*.

As indicated in *Note 4-c* to these financial statements, the Company revalued its tangible fixed assets pursuant to Royal Decree-Law 7/1996. The net increase in value resulting from these revaluations is being depreciated over the remaining years of useful life of the revalued assets. The percentage of revalued assets and the effect on the depreciation expense are not significant in the accompanying balance sheet and statement of income.

As of December 31, 2005, €2,728 thousand of the Company's tangible fixed assets, which are currently in use, had been fully depreciated.

The Company takes out insurance policies to adequately cover the replacement value of its assets.

7.- Long-term investments

The transactions recorded in 2005 in long-term investment accounts are summarized as follows (in thousands of euros):

	Balance at 12/31/04	Additions	Transfers	Retirements	Balance at 12/31/05
Cost					
Investments in Group companies	530,643	322,281	-	(42,716)	810,208
Investments in associated companies	406,756	99,947	-	-	506,703
Long-term investment securities	-	31,818	-	-	31,818
Deposits and guarantees	10	-	-	(10)	-
Other loans	167,441	85,849	145	(57,514)	195,921
Loans to Group companies	33,963	15,600	(3,255)	-	46,308
Loans to associated companies	52,272	4,969	-	(57,241)	-
Unused tax assets (Note 16)	48,300	49,696	-	(273)	97,723
Deferred tax asset (Note 16)	32,531	11,809	-	-	44,340
Other	375	3,775	3,400	-	7,550
Total cost	**1,104,850**	**539,895**	**145**	**(100,240)**	**1,544,650**
Allowances					
Group companies	97,920	31,208	-	(7,645)	121,483
Associated companies	69,447	24,460	-	-	93,907
Long-term investment securities	-	480	-	-	480
Total provisions	**167,367**	**56,148**	**-**	**(7,645)**	**215,870**

The main direct and indirect holdings of Promotora de Informaciones, S.A. are listed in *Exhibit I* and *Exhibit II*, respectively.

Investments in Group companies

On November 8, 2005, the Company acquired for €237,772 thousand all the shares of Vertix SGPS, S.A. which, in turn, owns 33% of the capital stock of Grupo Media Capital SGPS, S.A., listed on the Eurolist Euronext Lisbon. As consideration for the shares acquired, Prisa made cash payments and delivered holdings equivalent to 24% of the capital of Prisa Divisi6n Internacional, S.L. The retirements from this caption and the related allowance relate to the delivery of these holdings and were recorded at book value.

Within the framework agreement of the transaction, the sellers granted Prisa a preemptive right of acquisition on the shares owned by them and on any shares of which it would become the owner in Media Capital, SGPS, S.A., up to a maximum of 13.32% of the capital stock.

In exchange for the preemptive right of acquisition, Prisa granted the sellers an option to sell a minimum of 12% and a maximum of 13.32% of the capital stock of Media Capital, SGPS, S.A., to be exercised in a period of between twenty-four and twenty-seven months subsequent to November 8, 2005.

In addition, the parties agreed that the sellers will have an option to sell 24% of the capital of Prisa Divisi6n Internacional, S.L., and that Prisa will have an option to purchase the aforementioned holdings, once the period granted to the sellers has elapsed.

Also, in 2005 the Company made capital contributions to the Group companies Prisa División Internacional, S.L. (€77,711 thousand), Prisacom, S.A. (€4,750 thousand) and Prisa División Inmobiliaria, S.L. (€2,029 thousand).

Holdings in associated companies

In 2005, the Company acquired for €25,238 thousand, through the purchase of shares on the market, an additional holding of 0.70% in Sogecable, S.A. Also, in June 2005, the Company subscribed to the capital increase at Sogecable, S.A., subscribing the shares relating to its holding and acquiring an additional holding of 0.80%, investing a total of €74,709 thousand in this transaction. As a result of these transactions, the Company's ownership interest in Sogecable, S.A. rose from 23.00% to 24.50% in 2005.

On November 2, 2005, the Company submitted to the Spanish National Securities Market Commission (CNMV) a tender offer on the shares of Sogecable, S.A., which was approved by this commission on January 23, 2006. The offer involves 26,712,926 shares, representing 20% of the capital stock of Sogecable, S.A., and is conditional upon the acquisition by Prisa of shares representing 16% of the capital stock of Sogecable, S.A. Should, as a result of the offer, Prisa acquire all the shares in question, its ownership interest in Sogecable, S.A. would amount to 44.50% of capital stock. The consideration offered is €37 per share, which will be paid in full in cash *(see Notes 15, 22 and 23).*

Long-term investment securities

The additions recorded relate in full to the acquisition of an ownership interest of 15.01% in the capital stock of Le Monde, S.A.

Other loans

Loans to Group companies-

This caption includes a balance of €30,708 thousand relating to a participating loan granted to Gran Vía Musical de Ediciones, S.L. in 2004. The interest rate is tied to Euribor, and its accrual is dependent upon the borrowing company achieving certain annual billings and results. The final maturity of the loan is in December 2015. The transfers recorded relate to the reclassification to short term under the *"Short-Term Investments"* caption (*see Note 11*) of the installment of this loan maturing in December 2006.

In 2005, the Company granted two participating loans to Promotora de Emisoras de Televisión, S.A. and Prisacom, S.A., amounting to €6,250 thousand and €2,450 thousand, respectively. These loans mature in 2007, earn interest tied to Euribor and are conditional upon the borrower company obtaining a certain volume of earnings.

In addition, the Company granted a loan to Santillana Ediciones Generales, S.L. amounting to €6,900, which earns interest tied to Euribor and matures in June 2010.

Loans to associated companies-

The additions relate basically to the capitalization of the interest earned in 2004 on the participating loan granted by the Company to Sogecable, S.A. in July 2003 for an initial amount of €50,000 thousand. This loan and its related interest were repaid in full in June 2005.

Unused tax assets-

The account receivable from the tax authorities for the investment tax credits amounting to €49,298 thousand earned by the Company in 2005 and not yet used were included as a period addition. Also, the variations in the account include the adjustment made as a result of the filing of the 2004 corporate income tax return, which gave rise to an addition of €398 thousand and a retirement of €273 thousand *(see Note 16).*

Deferred tax asset-

Additions in 2005 include: *(i)* the timing differences arising from the variations in the investment valuation allowances for the companies included in the consolidated tax group, amounting to €11,102 thousand, and *(ii)* the timing differences arising as a result of the period provisions amounting to €707 thousand which are not deductible for tax purposes in 2005 and which will become deductible in a subsequent year as a result of the different timing of recognition of the expense for accounting and tax purposes *(see Note 16).*

8.- Treasury stock

The variations in the "Treasury Stock" caption in 2005 were as follows:

	2005	
	Number of Shares	Thousands of Euros
Balance at 12/31/04	10,940,625	29,706
Purchases	234,959	3,716
Sales	(208,219)	(583)
Deliveries	(26,740)	(73)
Balance at 12/31/05	10,940,625	32,766

As of December 31, 2005, Promotora de Informaciones, S.A. held a total of 10,940,625 shares of treasury stock, representing 5% of its capital. The total cost of these shares was €32,766 thousand, with a cost per share of €2.99.

The Company plans to cover the exchangeable bond issue launched in 2003 *(see Note 14)* through all the shares of treasury stock held by it.

In the context of the above-mentioned issue, the Company had loaned 8,623,142 shares as of December 31, 2005 *(see Note 14)*.

9.- Deferred charges

The *"Deferred Charges"* caption relates to the expenses incurred as a result of the exchangeable bonds issue that were assumed by the Company by virtue of the agreement entered into on December 19, 2003, with Prisa Finance (Netherlands) B.V. (*see Note 14*).

The Company will allocate these expenses to income over the next five years by the straight-line method based on the maturity of the exchangeable bonds. €745 thousand were charged to the accompanying statement of income in this connection.

10.- Accounts receivable

Receivable from Group and associated companies

This caption includes both the accounts receivable from Group and associated companies for the provision of services, amounting to €7,854 thousand, and those relating to the net balance receivable by the Company (€24,571 thousand) as a result of the settlement of the corporate income tax expense for 2005 of the consolidated tax group.

11.- Short-term investments

Since 2002 the Company has pooled all the cash balances of the PRISA Group companies located in Spain through transfers from (to) the banks at which it has demand deposits. The balances in this connection earn and bear interest for the Company at rates tied to Euribor plus a spread. As of December 31, 2005, this caption included €119,319 thousand of balances and interest receivable from Group companies arising from the above-mentioned cash pooling.

This caption also includes the loans granted to Iberbanda, S.A., Vertix SGPS, S.A. and Inversiones en Radiodifusión, S.A., amounting to €8,273, thousand, €5,681 thousand and €1,291 thousand, respectively, as well as the interest earned on these loans and on those granted to Santillana Ediciones Generales, S.L., Promotora de Emisoras de Televisión S.A. and Prisacom, S.A. (*see Note 7*), totaling €2,037 thousand, and the installment of €3,255 thousand of the participating loan granted to Gran Vía Musical de Ediciones , S.L. scheduled to mature in December 2006 (*see Note 7*).

12.- Shareholders' equity

A detailed summary of the transactions recorded in equity accounts in 2005 is presented in *Exhibit III* to these financial statements.

Capital stock

As of December 31, 2005, the capital stock of Promotora de Informaciones, S.A. consisted of 218,812,500 shares of €0.1 par value each.

As of December 31, 2005, the only shareholders of the Company with direct ownership interests of 10% or more in its capital stock were Promotora de Publicaciones, S.L., with a holding of 44.535%, and Timón, S.A., with a holding of 18.479%.

Additional paid-in capital

The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital with a charge to reserves and establishes no specific restrictions as to its use.

Reserves

1983 revaluation reserve -

Pursuant to the legislation on the revaluation of tangible fixed assets and intangible assets published in 1983, the cost and accumulated depreciation and amortization of the assets were increased by a net amount of €3,289 thousand, and this amount is recorded under the *"1983 Revaluation Reserve"* caption.

Under Transitional Provision Thirteen of Legislative Royal Decree 4/2004, approving the revised Corporate Income Tax Law, this reserve may be transferred to unrestricted reserves from the date of entry into force of Law 43/1995.

Revaluation Reserve Royal Decree-Law 7/1996-

Under Royal Decree 2607/1996 approving the regulations for asset revaluations pursuant to Royal Decree-Law 7/1996, the surpluses arising from the revaluations must be charged to the *"Revaluation Reserve Royal Decree-Law 7/1996"* caption.

The balance of this caption, which amounted to €10,650 thousand as of December 31, 2005, is restricted for ten years.

The tax authorities reviewed the balance of this account in 1999, increasing it by €92 thousand. Promotora de Informaciones, S.A. will, if appropriate, record the accounting entry for the difference once final decisions have been handed down on the objections raised against the changes made by the tax inspection authorities.

Legal reserve -

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The Company has already reached this threshold.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury stock -

Under Article 79 of the revised Corporations Law, when a company has acquired treasury stock, it must record on the liability side of the balance sheet a restricted reserve equal to the cost of the treasury stock recorded in assets. This reserve must be maintained until the shares are sold or retired.

Bylaw reserves -

Under Article 32 of the Company's bylaws, a reserve must be recorded each year to which at least 10% of income after taxes is transferred until the balance of this reserve reaches at least 20% and does not exceed 50% of the paid-in capital stock. The Company has already reached this threshold.

13.- Provisions for contingencies and expenses

The variations in this caption in 2005 were summarized as follows:

	Balance at 12/31/04	Additions	Retirements	Balance at 12/31/05
Provision for taxes	9,442	-	-	9,442
Provision for third-party liability	3,794	16,685	(2,046)	18,433
Total cost	13,236	16,685	(2,046)	27,875

The *"Provision for Taxes"* account relates to the estimated amount of the tax debts arising from the tax inspection at the Company for the years open for review, through 1996 (*see Note 16*).

The additions to the *"Provision for Third-Party Liability"* account relate to the increases in the provisions recorded to cover the negative net worth of Gran Vía Musical de Ediciones, S.A., Iberbanda, S.A. and Promotora de Emisoras, S.L. as of December 31, 2005.

The retirements relate to the reversal of a portion of the provision recorded in 2004 to cover the negative net worth of Prisacom, S.A.

14.- Long-term debt

The Company's main long-term payables are grouped together under the following captions:

Payable to Group and associated companies

The detail of the transactions recorded under this caption in 2005 is as follows (in thousands of euros):

	Balance at 12/31/04	Retirements	Balance at 12/31/05
Payable to Prisa Finance (Netherlands) B.V.	162,300	-	162,300
Investment tax credits	29,384	(273)	29,111
Other payables	4,404	-	4,404
Total	196,088	(273)	195,815

Prisa Finance (Netherlands) B.V.-

On December 11, 2003, Prisa Finance (Netherlands) B.V., a wholly-owned subsidiary of the Company, resolved to launch an issue of bonds exchangeable for common shares of the Company. The nominal amount of this issue was €162,300 thousand, and the face value of each bond was €10,000. Following the placement of this issue, the annual coupon was set at 1.75% of the bond principal and the exchange premium of each bond was set at 34% of the benchmark price per share established at €11.0755. The maturity date of the bonds was established at five years from the issue date.

In the context of this issue, on December 19, 2003, the Company entered into a deposit agreement with Prisa Finance (Netherlands) B.V., whereby the Company guarantees bondholders that it will fulfill all its obligations.

Also, the funds obtained from the bond issue, amounting to €162,300 thousand, were transferred to the Company as a deposit, and the interest thereon was 1.75% of the principal, payable under the same terms and conditions as those established for the issue.

The Company plans, through its subsidiary, to cover the exchangeable bond issue through all the shares of treasury stock held by it (*see Note 8*).

In addition to the foregoing, the Company made available to the entities managing the transaction, as a securities loan, up to a maximum of 9,846,562 shares of its treasury stock in order to provide financial coverage for the investors that required it. As of December 31, 2005, the number of shares thus loaned was 8,623,142.

The loan will earn interest of five basis points, payable monthly, calculated on the basis of the market value of the loaned shares. Also, the Company will be entitled to receive from the entities managing the transaction the full amount of any dividend granted to the loaned shares during the term of the loan.

Investment tax credits-

This caption includes the amount of the investment tax credits earned by Group companies in prior years that were not used in the tax Group's corporate income tax settlement.

The variations in this account include the adjustment made as a result of the filing of the 2004 corporate income tax return, which gave rise to a retirement of €273 thousand.

Other Payables-

The "Other Payables" account includes €4,404 thousand relating to the assessments issued by the tax authorities against Sociedad Española de Radiodifusión, S.A. for withholdings from income from movable capital. Promotora de Informaciones, S.A.'s entitlement to a refund has been recognized, and the Company has undertaken to repay the amount involved if the appeals filed are ultimately not successful.

Payable to credit institutions

The long-term payables to credit institutions relate to loans and credit facilities tied to EURIBOR or LIBOR plus a spread of between 0.25% and 0.60%.

As of December 31, 2005, the long-term loans and credit facilities arranged by the Company totaled €254,520 thousand, of which €231,365 thousand had been drawn down and €23,155 thousand were available.

The detail and maturities of the financial debt as of December 31, 2005, are as follows:

	Euribor (EU €)			Libor (US $)	
Maturity	Face Value	Drawn Down	Available	Face Value	Drawn Down
2007	148,052	141,573	6,479	11,868	11,868
2008	79,100	73,563	5,537	-	-
2009	15,500	4,361	11,139	-	-
Total	242,652	219,497	23,155	11,868	11,868

15.- Current liabilities

The main current liabilities are grouped under the following captions:

Payable to Group and associated companies

As of December 31, 2005, this caption included the payables to Group and associated companies as a result of the pooling of the cash balances of the Prisa Group companies amounting to €81,932 thousand (*see Note 11*), the accounts payable relating to the net balance payable by the Company as a result of the consolidated tax group's 2005 corporate income tax settlement amounting to €16,245 thousand, and payables to Group and associated companies for services, amounting to €978 thousand.

Payable to credit institutions

The short-term payables to credit institutions relate to loans and credit facilities tied to EURIBOR and LIBOR plus a spread of between 0.25% and 0.60%.

As of December 31, 2005, the short-term loans and credit facilities taken out by the Company totaled €305,816 thousand, of which €239,629 thousand had been drawn down and €66,187 thousand were available.

The detail, by currency, as of December 31, 2005, is as follows:

	Euribor (EU €)			Libor (US $)	
Maturity	Face Value	Drawn Down	Available	Face Value	Drawn Down
2006	296,916	230,729	66,187	8,900	8,900

In addition, for the sole purpose of financing the tender offer on the shares of Sogecable, S.A. (*see Note 7*), the Company was granted a bridge loan for a maximum amount of €988,378 thousand relating to the maximum payment of the tender offer. This loan bore interest tied to Euribor plus a spread ranging from 0.70% to 1.10%, and matures in September 2006. The loan will be drawn down on the day prior to the settlement date of the shares envisaged in the tender offer prospectus, in compliance with the deadlines established under Royal Decree 1197/1991 on Tender Offer Regimes. As of December 31, 2005, no amount had been drawn down against this loan. Also, this bridge loan acts as a counterguarantee for the guarantee provided to the CNMV (*see Note 22*).

16.- Tax matters

As indicated in the "*Valuation Standards*" caption, the Company, as the parent company of consolidated tax group 2/91, files returns pursuant to the Corporate Income Tax Law. The

accompanying Exhibits I and II detail the companies forming part of the consolidated tax group.

Tax receivables and taxes payable

The detail of the balances of "Tax Receivables" and "Taxes Payable" as of December 31, 2005, is as follows (in thousands of euros):

	Receivable		Payable	
	Short Term	Long Term	Short Term	Long Term
Corporate income tax	3,233	-	-	-
Unused tax assets (Note 7)	-	97,723	-	-
Deferred tax asset (Note 7)	-	44,340	-	-
Deferred tax liability	-	-	(9)	(134)
VAT, personal income tax withholdings, accrued social security taxes and other	1,496	-	(597)	-
Total	**4,729**	**142,063**	**(606)**	**(134)**

Corporate income tax

As the parent company of the above-mentioned consolidated tax group, Prisa records the Group's overall corporate income tax position arising from the consolidation process. The consolidated tax group's taxable income amounted to €173,736 thousand, after making the consolidation adjustments for a net negative amount of €70,538 thousand. The tax asset in this connection, after offset of Group companies' tax losses of €613 thousand arising in years prior to their inclusion in the consolidated tax group, amounted to €3,233 thousand as of December 31, 2005, and is recorded under the *"Tax Receivables"* caption. This amount includes, in addition to the aforementioned tax credits used by the company itself amounting to €13,077 thousand (net of the dividend double taxation tax credits of tax group companies amounting to €38,546 thousand), the tax relief and tax credits earned and taken in the year by the tax group companies amounting to €12,673 thousand, and those earned by Group companies before they became part of the Group, amounting to €211 thousand. The settlement of the balance of the tax prepayments made during the year, amounting to €36,437 thousand, and the withholdings borne by the tax group in this period, totaling €1,428 thousand, were also included.

Unused tax assets

As of December 31, 2005, the balance of the Company's long-term unused tax asset amounted to €97,723 thousand, and is recorded under the *"Long-Term Investments - Other Loans"* caption on the asset side of the balance sheet *(see Note 7)*. This amount comprises

mainly €49,298 thousand of investment tax credits earned and not taken in 2005 and €48,300 thousand of prior years' investment tax credits.

Deferred tax assets and liabilities

As the parent company of the tax group, the Company records the related tax expense or revenue taking into account the effect of the permanent and timing adjustments arising as a result of consolidation for tax purposes.

The timing differences recorded by the Company and the variations therein in 2005 were as follows (in thousands of euros):

	Deferred Tax Asset	Deferred Tax Liability
Balance at 12/31/04	32,531	143
Additions	11,809	-
Retirements	-	(9)
Balance at 12/31/05	44,340	134

Deferred tax asset-

The deferred tax asset amounting to €11,102 thousand arose mainly from the variations in the investment valuation allowances of the companies included in the consolidated tax group, and is recorded under the *"Long-Term Investments - Other Loans"* caption (*see Note 7*).

The other addition to the "Deferred Tax Asset" account amounting to €707 thousand relates to provisions which are not deductible for tax purposes in 2005 and which will become deductible in a subsequent year as a result of the different timing of recognition of the expense for accounting and tax purposes.

Deferred tax liability-

The variation of the balance relates to the effect of taking accelerated depreciation on assets pursuant to Royal Decree Law 3/1993, and is recorded under the *"Long-Term Debt - Taxes Payable"* and *"Current Liabilities -Taxes Payable"* captions in the accompanying balance sheet.

Reconciliation of income per books to taxable income

The reconciliation of income per books for 2005 to taxable income for corporate income tax purposes is as follows (in thousands of euros):

	Amount
Income for the year per books	109,743
2005 corporate income tax	(86,825)
Adjustment of 2004 corporate income tax	(523)
Permanent differences	16,436
Timing differences	2,003
Taxable income	**40,834**
Permanent adjustments to consolidated tax group	1,443
Timing differences	(2,003)
Base used to calculate the corporate income tax expense	**40,274**

Current corporate income tax regulations provide for certain tax incentives. Pursuant to Articles 37 and 40 of the Corporate Income Tax Law, the Company, on calculating its corporate income tax expense for the year, availed itself of tax benefits amounting to €59,443 thousand and €6 thousand, respectively. Of this amount, €49,298 thousand had not been taken, which were recorded under the *"Long-Term Investments - Other Loans"* caption on the asset side of the balance sheet *(see Note 7)*.

The Company took the tax credit envisaged in Article 20 of Law 49/2002 on the Tax Regime for Not-For-Profit Entities and Patronage Tax Incentives, amounting to €833 thousand. Also, the Company took €40,660 thousand of dividend double taxation tax credits arising in 2005.

In 2005, the Company took the tax credit for reinvestment of extraordinary income envisaged under Article 42 of the Corporate Income Tax Law to gains arising from the disposal of tangible fixed assets amounting to €582 thousand, thereby complying in 2005 itself with the requirement to reinvest the sale price through the acquisition of long-term investments. The tax credit earned in this connection amounted to €116 thousand.

In 2003 and 2004 the Company took the above-mentioned tax credit for reinvestment of extraordinary income to gains totaling €10,372 thousand and €125 thousand, respectively, thereby complying, in the two cases and in the related year, with the requirement to reinvest the sale price, through the acquisition of long-term investments under the terms envisaged in Article 42 of the Corporate Income Tax Law.

Years open for review by the tax inspection authorities

As a result of the tax audit performed by the tax authorities in 1988 and 1989, various tax assessments were issued for a total amount of €8,769 thousand. In 2002 the Supreme Court dismissed the appeal filed and the outstanding tax debt arising from the assessments, amounting to €4,120 thousand, was paid. The decision was appealed to the Constitutional Court and in 2003 the appeal for protection of constitutional rights was rejected. Nevertheless, in 2003 an order was received from the National Appellate Court upholding an ancillary execution proceeding in relation to the settlement arising from the above-mentioned Supreme Court decision, on account of the incorrect calculation of late-payment interest, entitling the Company to collect €1,332 thousand. When enforcing the order in 2004, the tax authorities disallowed the tax refund and issued an assessment for an additional amount of €122 thousand, which was paid in and appealed against before the

National Appellate Court by the Company. At the date of preparation of these financial statements, the National Appellate Court had handed down a writ of execution in relation to 1987 corporate income tax in which it recognized the right to a refund of the original amount, together with the additional amount deposited and the related late-payment interest increased by two points, and €1,037 thousand was refunded by the tax authorities in this connection. The amount relating to 1986 has not yet been refunded.

Also, the tax authorities audited the years open for review through 1996 of the Company and its consolidated tax group, and issued tax assessments amounting to €7,187 thousand against the Company relating to personal income tax withholdings and prepayments, VAT, the single revaluation tax and, as the head of the tax group, corporate income tax. Since the Company does not concur with the criteria applied by the tax inspection authorities, it has filed appeals in the appropriate jurisdictions against substantially all the tax assessments issued; however, in accordance with the accounting principle of prudence in valuation, the Company has recorded a provision of €9,442 thousand to cover any payments that it might have to make in this connection in the future (*see Note 13*).

In 2005, the audit of the consolidated tax group which commenced in 2004 continued. Consequently, the following taxes and years are being reviewed: consolidated corporate income tax (1999, 2000, 2001 and 2002), VAT, personal income tax withholdings and prepayments (employees and professionals), the tax on property income, the tax on income from movable capital and nonresident income tax (for the period from June 2000 to May 2004). The Company has 2003 and 2004 open for review for corporate income tax and from June 2004 for the other central government taxes. The Company has open for review the last four years for all non-central government taxes. The Company does not expect any additional material liabilities to arise as a result of this tax of any future tax audit.

17.- Revenues and expenses

Transactions with Group and associated companies

The transactions carried out in 2005 were as follows (in thousands of euros):

	Revenues			Expenses	
	Services Rendered	Financial Revenues	Dividends	Services Received	Financial Expenses
Group companies	9,764	3,842	112,357	2,104	4,151
Associated companies	5,131	3,545	3,815	-	-
Total	14,895	7,387	116,172	2,104	4,151

The detail of the dividend revenues earned by the Company in 2005 from Group and associated companies is as follows (in thousands of euros):

	Amount
Group companies-	
Diario El País, S.L.	63,972
Sociedad Española de Radiodifusión, S.A.	18,748
Prisaprint, S.L.	7,186
Prisa División Inmobiliaria, S.L.	6,387
Grupo Santillana de Ediciones, S.L.	6,000
Gerencia de Medios, S.A.	4,770
Paltrieva, S.A.	2,227
Redprensa, S.A.	1,657
Grupo Empresarial de Medios Impresos, S.L.	1,410
Associated companies-	
Inversiones Godó, S.A.	3,815
Total	116,172

The revenues from services provided to third parties relate basically to central corporate services.

Fees received by the audit firm

The fees for financial audit services provided to the various companies composing the Prisa Group and subsidiaries by the principal auditor and by other entities related to the auditor during 2005 amounted to €1,168 thousand, €102 thousand of which related to the services provided to Promotora de Informaciones, S.A. Also, the audit fees charged by other auditors participating in the audit of the various Group companies totaled €220 thousand.

Additionally, the fees for other professional services provided to the various Group companies by the principal auditor and by other entities related to the auditor during 2005 amounted to €361 thousand, €160 thousand of which related to the services provided to Promotora de Informaciones, S.A., whereas the fees charged for such services by other auditors participating in the audit of the various Group companies totaled €116 thousand. Promotora de Informaciones, S.A. did not receive any services of this kind.

Extraordinary expenses

The *"Extraordinary Expenses"* relate basically to donations made to foundations and other entities.

18.- Employees

The average number of employees in 2005 was 105, of which 104 had permanent contracts and 1 had a temporary contract.

19.- Directors' compensation and other benefits

In 2005 the Company recorded the following compensation earned by the members of the Board of Directors.

	Amount
Wages and salaries	3,432
Directors' compensation	1,382
Attendance fees	894
Total	5,708

No credits, advances or loans have been granted to the members of the Board of Directors, and there are no pension commitments to them.

As indicated in Note 20 to these financial statements, the Board members acquired 185,000 options in the 2004 stock options Plan.

Pursuant to Article 127 ter.4 of the Spanish Corporations Law, introduced by Law 26/2003, which amends Securities Market Law 24/1988, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the corporate purpose of Promotora de Informaciones, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat:

Owner	Investee	% of Owner-ship	Functions
Jesús de Polanco Gutiérrez	Sogecable, S.A.	24.501 (*)	-
	Le Monde, S.A.	-	Director
Juan Luis Cebrián Echarri	Sogecable, S.A.	0.002	Deputy Chairman
	Compañía Independiente de Noticias de Televisión, S.L	-	Representative of the Director Sogecable, S.A.
	Sistema Radiópolis, S.A. de C.V.	-	Director
	Cadena Radiodifusora Mexicana, S.A. de C.V.	-	"
	Radio Comerciales, S.A. de C.V.	-	"
	Radio Melodía, S.A. de C.V.	-	"
	Radio Televisora de Mexicali, S.A. de C.V.	-	"
	Radio Tapatia, S.A. de C.V.	-	"
	Xezz, S.A de C.V	-	"
	Grupo Media Capital SGPS, S.A.	-	"
	Le Monde, S.A.	-	"
	Le Monde Europe, S.A.	-	Representative of the member of the Management Committee, Promotora de Informaciones, S.A.
Francisco Javier Diez de Polanco	Canal Club de Distribución de Ocio y Cultura, S.A.	-	Director
	Compañía Independiente de Televisión, S.L	-	Chairman and Chief Executive Officer
	DTS Distribuidora de Televisión Digital, S.A.	-	"
	Sociedad General de Cine, S.A.	-	"
	Sogepaq, S.A.	-	"
	Sogecable, S.A.	0.026	Chief Executive Officer
	Canal Satélite Digital, S.L.	-	"
	Audiovisual Sport, S.L.	-	Chairman (representing Sogecable, S.A.)
	Cinemanía, S.L.	-	"
	Compañía Independiente de Noticias de Televisión, S.L.	-	Chairman (representing Compañia Independiente de Televisión, S.L.)
	Sogecable Editorial, S.L	-	Chairman and Chief Executive Officer (representing Sogecable, S.A.)
	Sogecable Media, S.L.	-	"
Ignacio Polanco Moreno	Sogecable, S.A.	0.020	-
	Cadena Radiodifusora Mexicana, S.A. de C.V.	-	Director
	Radio Comerciales, S.A. de C.V.	-	"
	Radio Melodía, S.A. de C.V.	-	"
	Radio Televisora de Mexicali, S.A. de C.V.	-	"
	Radio Tapatia, S.A. de C.V.	-	"
	Sistema Radiópolis, S.A. de C.V.	-	"
	Xezz, S.A. de C.V.	-	"
Isabel Polanco Moreno	Sogecable, S.A.	0.001	-

Owner	Investee	% of Owner-ship	Functions
Manuel Polanco Moreno	Vertix SGPS, S.A.	-	Chairman
	Productora de Televisión de Almería, S.A.	-	Deputy Chairman
	Grupo Media Capital SGPS, S.A.	-	Chief Executive Officer
	Promotora Audiovisual de Jaén, S.A.	-	Director
	Dédalo Grupo Gráfico, S.L.	-	"
	Antena 3 de Radio, S.A.	-	"
Diego Hidalgo Schnur	Sogecable, S.A.	0.000	Director
Francisco Pérez González	Sogecable, S.A.	-	Director
Adolfo Valero Cascante	Sogecable, S.A	0.016	-
Emiliano Martínez Rodriguez	Sogecable, S.A.	0.011	-
Juan Salvat Dalmau	Sogecable, S.A.	0.012	-
Borja Jesús Pérez de Arauna	Sogecable, S.A.	0.008	-
Jesús de la Serna y Gutiérrez- Répide	Sogecable, S.A.	0.000	-
Gregorio Marañón y Bertrán de Lis	Sogecable, S.A.	0.000	Director
Manuel Varela Uña	Sogecable, S.A.	0.008	-

(*) *The holding declared by Jesús de Polanco Gutiérrez in Sogecable, S.A. relates to the ownership interest held by* Promotora de Informaciones, S.A.

This list does not include Prisa Group companies. However, we hereby state that the following directors of Promotora de Informaciones, S.A. are part of the managing body of certain Prisa Group companies, as stated in the Company's Annual Corporate Governance Report: Jesús de Polanco Gutiérrez, Juan Luis Cebrián Echarri, Ignacio Polanco Moreno, Francisco Javier Diez de Polanco, Emiliano Martinez Rodriguez, Isabel Polanco Moreno, Manuel Polanco Moreno, Juan Salvat Dalmau, Gregorio Marañón y Bertrán de Lis, Diego Hidalgo Schnur, Ramón Mendoza Solano, Alvaro Noguera Giménez, Francisco Pérez González, Adolfo Valero Cascante and Manuel Varela Uña.

Also, in accordance with the above-mentioned Law, it is hereby stated that there is no record that any of the members of the Board have performed in 2005, or are currently performing, for their own account or for the account of others, any activities that are identical, similar or complementary to the activity that constitutes the corporate purpose of Promotora de Informaciones, S.A.

20.- Stock option plan

On May 18, 2000, and April 15, 2004, the Shareholders' Meetings approved stock option plans for the acquisition of Company shares to facilitate the ownership of equity interests in Prisa by the Company's executives, by those of its corporate group and by particularly significant professionals related to the Group who perform activities for the Group companies on an ongoing basis; it also authorized the Board of Directors to develop and implement this Plan.

The total number of options will enable a maximum of 1% of the capital stock of Prisa to be acquired (2,188,125 shares). Each option carries the entitlement to acquire one share. This system will be applied in various tranches, pursuant to the general criteria approved by the Board of Directors. The options and rights under this plan are nontransferable.

2000 Plan

The rights to exercise these options matured in January 2005 without any of the participants exercising this option.

2004 Plan

On July 15, 2004, the Board of Directors approved a Compensation Plan consisting of the delivery of options on the Company's shares in accordance with the authorization granted by the Shareholders' Meeting on April 15, 2004.

The options may be exercised from July 31, 2007 through January 31, 2008.

Each option may be acquired free of charge and the exercise price is €13.40 per share (which is the simple arithmetic mean of the closing price of the Company's shares on the continuous market during the 90 trading days prior to the Shareholders' Meeting on April 15, 2004).

The number of options granted as of December 31, 2005, amounted to 1,580,500 and affect 278 beneficiaries.

21.- Legal matters

In connection with the enforcement process of the Spanish Supreme Court's decision of June 9, 2000, which held that the Council of Ministers' Resolution dated May 20, 1994, authorizing the economic concentration of Sociedad Española de Radiodifusión, S.A. ("SER"), Antena 3 de Radio, S.A. and Sociedad de Servicios Radiofónicos Unión Radio, S.L. ("Unión Radio") was unlawful, the Directorate-General of Fair Trading, by means of a Resolution dated July 30, 2004, resolved to consider that the measures taken by the companies involved in the concentration process "guarantee the effective separation of the operating and economic management of Antena 3 de Radio, S.A. from SER" and that "neither Prisa or its group companies control Antena 3 de Radio, S.A.". Accordingly, the aforementioned body responsible for enforcing the decision referred to above considered its function to have been completed and remitted its Resolution to the Supreme Court. The

appellants instituted a new ancillary enforcement proceeding with respect to which a decision has not been handed down by the Supreme Court.

Notwithstanding the above, in September 2005 Unión Radio notified the Spanish Antitrust Authority of a new concentration plan consisting of taking exclusive control of Antena 3 de Radio, S.A. Through a capital increase agreed by the Shareholders' Meeting of Unión Radio, its shareholders –the Prisa Group and Grupo Godó de Comunicación, S.A.– will contribute to Unión Radio its holdings in SER and Antena 3 de Radio, S.A. Once this increase has been made, Unión Radio will become the direct owner of 99.99% of the S.E.R. and the indirect owner of 99.419% of Antena 3 de Radio, S.A.

The effectiveness of this transaction is subject to compliance with two conditions: the obtainment of the authorization of the antitrust authorities and of the authorizations envisaged by specific legislation in the radio broadcasting industry.

To date the first of the aforementioned two conditions has been complied with: on January 27, 2006, the Council of Ministers resolved to authorize the concentration transaction on the condition that the resulting company disposes of five radio stations.

The Company has an ownership interest through Promotora de Emisoras, S.A. in the capital stock of various local television companies. Law 62/2003 on Tax, Administrative, Labor and Social Security Measures introduced further amendments to the television legal system, whereby it is deemed compatible to simultaneously hold material ownership interests (of more than 5%) in national, autonomous community and local television license-holder companies. However, the Law also establishes certain restrictions regarding population coverage. Within this framework, Promotora de Emisoras de Televisión, S.A. intends to implement its plan to establish itself in the local and autonomous community television industry by submitting bids in tenders called for the awarding of licenses. Accordingly, as a result of the approval of the Local Digital Television Technical Plan by Royal Decree 439/2004 amended by Royal Decree 2268/2004, autonomous community governments are beginning to invite bids for the indirect management of local digital television services and the situation in the industry is in the process of being regularized. In 2005, through its various subsidiaries, Promotora de Emisoras de Televisión, S.A. participated in bids held by the Autonomous Communities of Madrid, Valencia, Galicia, Murcia and Asturias. The Galicia and Asturias bids have not yet been awarded. In Madrid and Murcia, the Company was not the successful bidder in any of the concessions and filed the related appeal in Madrid. In Valencia the Company was awarded a concession in Onteniente. In Murcia and Valencia the Company will file the related appeal for judicial review in the legally stipulated period.

Within the framework of this plan to obtain concessions, management of Grupo Promotora de Emisoras de Televisión, S.A., prepared a long-term Business Plan which it currently maintains up to date, in which matters relating to the Group's future strategy, compliance with legal conditions, and the experience acquired by the Group in other businesses relating to the media at local level were taken into consideration. The main conclusion of the aforementioned Business Plan, based on conservative assumptions, is that despite the fact that the Group incurred significant losses in 2004 and 2005, it will obtain income at medium

term which will enable the realization of its assets and the settlement of its liabilities for the amount at which they are recorded in the balance sheet.

22.- Guarantee commitments to third parties

Within the scope of the tender offer on the shares of Sogecable, S.A. *(see Note 7)*, in order to guarantee compliance with the payment obligations which may arise for the Company to the shareholders of Sogecable, S.A. which accept this offer, the Company provided a bank guarantee amounting to €988,378 thousand to the CNMV.

Also, the Company guarantees bank loans and credits granted to Iberbanda, S.A and to Promotora de Emisoras de Televisión, S.A up to a maximum amount of €16,465 thousand and €22,500 thousand, respectively, and to WSUA Broadcasting Corp. amounting to US$ 6,800 thousand.

In order for the LMDS broadcasting license to be awarded to the investee Iberbanda, S.A., Prisa provided a guarantee for the amount of the investment commitment made by this company, in proportion to its percentage of ownership and based on the terms and conditions in the tender specifications. As of December 31, 2005, the guarantees provided totaled €1,179 thousand.

In 2003 Sogecable, S.A. entered into a €1,350,000 thousand loan and syndicated credit facility agreement. Under this agreement, Prisa assumed a commitment to the syndicate of banks and credit institutions to contribute funds to make good the cash deficit, up to a maximum of €38,259 thousand, should Sogecable, S.A. be unable to meet or not meet the payment of the amounts owed under the senior bank debt, and undertook to contribute funds to restore the senior debt/EBITDA ratio in the event that the limits established in the loan and credit agreements be exceeded. As of June 30, 2005, the guarantees assumed by Prisa were released without giving rise to any payment obligation for the Company.

As of December 31, 2005, the Company had provided bank guarantees amounting to €11,285 thousand, mainly in relation to the tax assessments issued by the tax authorities that were signed under protest *(see Note 16)*. Company management considers that the guarantees provided to cover the litigation will under no circumstances have a material effect on the accompanying consolidated statement of income.

Lastly, on December 23, 2003, Dédalo Grupo Gráfico, S.L. and a group of banks entered into a syndicated loan and credit agreement for a maximum amount of €125,000 thousand tied to Euribor, of which €36,147 thousand were repaid in 2004 and 2005 and whose partial objective is to refinance the debts of the investees. The aforementioned syndicated loan and credit agreement was also subscribed by Mateu Cromo Artes Gráficas, S.A., Dédalo Altamira, S.A., Mateu Liber, S.L., Macrolibros, S.A., Distribuciones Aliadas, S.A., Norprensa, S.A., Bidasoa Press, S.L., Dédalo Hispánica, S.A., Dédalo Heliocolor, S.L. and Gráficas Integradas, S.A., subsidiaries of Dédalo Grupo Gráfico, S.L. which acted as its guarantors. The pledge on the collection rights arising from the material contracts of these companies and the mortgage on certain assets were also included as guarantees.

Dédalo Grupo Gráfico, S.L. informed the financial institutions that at year-end it will not meet the conditions established by these institutions in the syndicated loan and credit agreements entered into. Consequently, Dédalo Grupo Gráfico, S.L., together with its shareholders and lending banks are analyzing various scenarios in order to establish new conditions to facilitate the continuity of the financing channels currently operative. As of December 31, 2005, this transaction did not give rise to any additional liability for the Group.

23.- Subsequent events

On January 23, 2006, the CNMV authorized the tender offer on the shares of Sogecable, S.A. submitted by the Company on November 2, 2005 *(see Note 7)*. Also, on January 30, 2006, the Board of Directors of Sogecable, S.A. approved a favorable report on the transaction.

Also, in relation to the associated company Iberbanda, S.A., on May 19, 2005, this company signed a memorandum of understanding with a telecommunications services operator to become a reference shareholder of the company. This agreement defined a new business plan which gave rise to the restructuring and discontinuity of a part of Iberbanda, S.A.'s current business in order to optimize its capacities and focus its activities on complementing the infrastructures of the aforementioned telecommunications services operator. On January 27, 2006, the Council of Ministers resolved to declare unlawful the aforementioned economic concentration transaction. As of December 31, 2005, Prisa had provisioned in full its investment in Iberbanda, S.A. *(see Exhibit I)*.

24.- Statements of changes in financial position

Following are the statements of changes in financial position of Promotora de Informaciones, S.A. for 2005 and 2004 (in thousands of euros)

25.- Explanation added for translation to English

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Statements of Changes in Financial Position for 2005 and 2004
(Thousands of Euros)

APPLICATION OF FUNDS	2005	2004
1. FIXED ASSET ADDITIONS:		
Intangible assets	2,204	542
Tangible fixed assets	699	7,327
Long-term investments		
Group companies	322,281	24,057
Associated companies	99,947	125,886
Other investments	117,667	51,426
2. TREASURY STOCK		
Acquisition of treasury stock	3,716	420
3. DIVIDENDS PAID	25,688	21,264
4. DIRECTORS' COMPENSATION	1,382	1,382
5. REPAYMENT OR TRANSFER TO SHORT TERM OF LONG-TERM DEBT	79,003	2,307
6. INCREASE IN DEFERRED CHARGES	-	470
7. PROVISIONS FOR CONTINGENCIES AND EXPENSES	-	6
8. TRANSFER TO LONG-TERM INVESTMENTS OF SHORT-TERM LOANS	3,400	-
TOTAL FUNDS APPLIED	655,987	235,087
VARIATION IN WORKING CAPITAL (Increase)	-	-

SOURCE OF FUNDS	2005	2004
1. FUNDS OBTAINED FROM OPERATIONS	182,458	147,523
Income for the year	109,743	62,434
Depreciation and amortization expense	2,972	4,182
Deferred charges taken to income	745	746
Variation in investment valuation allowances		
Provisions to investment valuation allowances	56,148	80,238
Period provisions for contingencies and expenses	16,685	2,846
Amount used of investment valuation allowances	-	(1,281)
Amount used of provisions for contingencies and expenses	(2,046)	(398)
Gains on tangible fixed assets	(603)	(134)
Losses on tangible fixed assets	108	-
Deferred revenues taken to income	(1,294)	(1,110)
2. TREASURY STOCK		
Delivery of treasury stock	73	79
Disposal of treasury stock	583	-
3. INCREASE IN LONG-TERM DEBT	99,953	35,699
4. FIXED ASSET DISPOSALS:		
Intangible assets	1,140	113
Tangible fixed assets	5,730	2,136
Long-term investments		
Group and associated companies	35,071	-
Other investments	57,524	5,204
5. TRANSFER TO SHORT TERM OF LONG-TERM ASSETS	3,255	9,051
TOTAL FUNDS OBTAINED	385,787	199,805
VARIATION IN WORKING CAPITAL (Decrease)	270,200	35,282

Variation in 2005 and 2004 working capital
(Thousands of Euros)

	INCREASE		DECREASE	
	2005	2004	2005	2004
Accounts receivable	-	8,344	9,252	-
Accounts payable	131,257	-	-	290,528
Short-term investments	-	259,407	393,699	-
Cash	-	-	232	12,565
Accrual accounts	1,726	60	-	-
Total	132,983	267,811	403,183	303,093

VARIATION IN WORKING CAPITAL	-	-	270,200	35,282

DIRECT HOLDINGS

GROUP COMPANIES

INVESTEE	ADDRESS	LINE OF BUSINESS	12/31/05 (Thousands of Euros) NET BOOK VALUE	% CAPITAL	CAPITAL STOCK	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	TAX GROUP
Diario El País, S.L.	Miguel Yuste, 40 - Madrid	Publication and operation of the newspaper "El País"	18,030	99.99%	18,000	16,743	(20,000)	96,635	Yes
Diario El País México, S.A de C.V. (*)	Avda. de la Universidad, 767 - Mexico D.F.	Operation of the newspaper "El País" in Mexico	568	85.95%	510	62	-	90	No
Gerencia de Medios, S.A.	Gran Vía, 32 - Madrid	Contracting of advertising exclusives	40,934	99.99%	800	2,083	-	5,335	Yes
Gran Vía Musical de Ediciones, S.L.	Gran Vía, 32 - Madrid	Provision of musical services	(10,216)	99.99%	3,000	(3,948)	-	(7,692)	Yes
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32 - Madrid	Ownership of shareholdings in publishing companies	45,187	100.00%	875	39,709	-	4,603	No
Grupo Latino de Radio, S.L.(**)	Gran Vía, 32 - Madrid	Development of Latin-American radio market	14,559	13.24	116,243	(18,037)	-	(11,923)	Yes
Grupo Santillana de Ediciones, S.L.	Torrelaguna, 60 - Madrid	Publishing	87,766	100.00%	12,018	51,783	-	8,031	Yes
Inversiones Grupo Multimedia de Comunicaciones, S.A. (***)	Federico Zuazo, 1598 - La Paz, Bolivia	Ownership of shareholdings	3,483	23.05	14,515	(2,218)	-	(774)	No
Oficina del Autor, S.A.	Gran Vía, 32 - Madrid	Management of publishing rights and representation of authors	489	99.99%	1,200	(313)	-	(400)	Yes
Paltrieva, S.A.	Gran Vía, 32 - Madrid	Ownership of shareholdings in radio broadcasting companies	7,286	50.93	11,281	2,471	(4,372)	4,375	No
Plural Entertainment España, S.L.	Gran Vía, 32 - Madrid	Production and distribution of audiovisual material	641	100.00%	3,000	(965)	-	(1,395)	Yes
Prisa División Inmobiliaria, S.L.	Gran Vía, 32 - Madrid	Rental of commercial and industrial premises	71,912	99.99%	9,000	65,155	(6,000)	7,337	Yes
Prisa División Internacional, S.L.	Gran Vía, 32 - Madrid	Ownership of foreign shareholdings	104,137	75.99	10,000	137,450	-	(10,428)	
Prisa Finance (Netherlands) BV	Gran Vía, 32 - Madrid	Ownership of shareholdings in and financing of companies	18	100.00%	18	-	-		No
Prisa Innova, S.L.(*)	Gran Vía, 32 - Madrid	Management of products and promotional services	20	99.95	20		-	-	Yes
Prisacom, S.A.	Gran Vía, 32 - Madrid	Internet service provider	(800)	99.99%	1,918	-	-	(2,718)	Yes
Prisaprint, S.L.	Gran Vía, 32 - Madrid	Management of printing companies	31,176	99.99%	3,000	32,724	-	(1,162)	Yes
Promotora de Emisoras, S.L.	Gran Vía, 32 - Madrid	Radio broadcasting service	(2,130)	99.99%	7,500	8,587	-	(13,217)	Yes
Redprensa, S.L.U.	Gran Vía, 32 - Madrid	Ownership of shareholdings	150	100.00%	150	2,112	-	(2,721)	Yes
S. S. R. Unión Radio, S.L.	Gran Vía, 32 - Madrid	Provision of services to radio broadcasting businesses	5,881	80.00%	301	10,132	-	1,768	Yes
Sociedad Española de Radiodifusión, S.A.	Gran Vía, 32 - Madrid	Operation of radio broadcasting businesses	18,715	99.99%	6,700	18,921	(7,138)	24,730	Yes
Vertix, SGPS, S.A	Rua de las Amoreiras, 107 - Lisbon, Portugal	Ownership of shareholdings	237,772	100.00%	51	43,467	-	(45)	No
Otras participaciones	-	-	-	-	-	-	-	-	No
Total			657,549						

(*) The total holding is 100%
(**) The total holding is 79.18%.
(***) The total holding is 81.53%. Except for the net book value (expressed in thousand of euros), capital stock, reserves and income (loss) are expressed in thousands of US dollars.

ASSOCIATED COMPANIES

INVESTEE	ADDRESS	LINE OF BUSINESS	31-12-2005 (in thousands of euros) NET BOOK VALUE	% CAPITAL	CAPITAL STOCK	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	TAX GROUP
Iberbanda, S.A.	Pso. Castellana, 110 - Madrid	Creation, development and management of communications networks	(5,287)	28.98%	106,595	(36,302)	-	(90,647)	No
Inversiones en Radiodifusión, S.A. (*)	Federico Zuazo, 1598 - La Paz, Bolivia	Operation of television broadcasting businesses in Bolivia	22	25.00%	9,145	(8,549)	-	(66)	No
Inversiones Godó, S.A.	Pelayo, 28 - Barcelona	Ownership of shareholdings	16,413	48.95%	5,698	1,184	(7,794)	7,795	No
Sogecable, S.A.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Operation of television activities	396,361	25.00%	267,129	185,853	-	(42,158)	No
Total			407,509						

(*) Company figures in thousands of U.S. dollars.

INDIRECT HOLDINGS

INVESTEE	ADDRESS	LINE OF BUSINESS	12/31/05 (Thousands of Euros) % CAPITAL	CAPITAL STOCK	SHAREHOLDERS' EQUITY	TAX GROUP
EL PAIS BUSINESS UNIT						
Diario El País Argentina, S.A.	Avda. Leandro N. Alem 720 - Ciudad Autómona de Buenos Aires	Operation of the newspaper "El País" in Argentina	99.99%	2,535	495	No
Diario El País Internacional, S.A.	Miguel Yuste, 40 - Madrid	Inactive	99.99%	300	1,052	Yes
Diario El País México, S.A de C.V.	Avda. de la Universidad, 767 - México D.F.	Operation of the newspaper "El País" in Mexico	100.00%	510	650	No
LEISURE AND ENTERTAINMENT BUSINESS UNIT						
Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32 - Madrid	Production and recording of sound media	100.00%	750	(2,036)	Yes
Ediciones Musicales Horus, S.A.	Gran Vía, 32 - Madrid	Production and recording of sound media	100.00%	70	337	Yes
Eurotropical de Producciones Discográficas, S.L.	Gran Vía, 32 - Madrid	Production and recording of sound media	100.00%	755	491	Yes
Gran Vía Musical Inc.	111 West, 57 th Street, NY - EE.UU.	Ownership of shareholdings	100.00%	3,215	4	No
Lirics and Music, S.L.	Camino Oliveras, 22 - Barcelona	Music publishing business	100.00%	12	1,036	Yes
Media Festivals, S.A.	Gran Vía, 32 - Madrid	Production and organization of shows, congresses and conferences	100.00%	712	181	Yes
Nova Ediciones Musicales, S.A.	Gran Vía, 32 - Madrid	Music publishing business	100.00%	600	2,118	Yes
Planet Events, S.A.	Gran Vía, 32 - Madrid	Production and organization of shows and events	51.00%	120	449	No
Plural Entertainment Canarias, S.L.	Dársena Pesquera-Edif.Plató del Atlántico-San Andrés 38180	Production and distribution of audiovisual material	100.00%	75	25	No
Plural Entertainment Inc.	1680 Michigan Avenue, Suite 730 - Miami Beach - U.S.A.	Production and distribution of audiovisual material	100.00%	109	(2,386)	No
Tesela Producciones Cinematográficas, S.L.	Gran Vía, 32 - Madrid	Production and distribution of audiovisual material	80.80%	1,034	5,350	Yes
INTERNET BUSINESS UNIT						
Información, Telefonía y Comunicación, S.A. (*)	Argentina, 2057, La Paz, Bolivia	Provision of telecommunications services	50.07%	6	65	No
Infotecnia 11824, S.L.	Ronda de Poniente 7, Trescantos - Madrid	Provision of telecommunications services	50.00%	40	270	No
Inversiones Digitales, S.A. (*)	Federico Zuazo, 1598, La Paz - Bolivia	Ownership of shareholdings	50.00%	286	(139)	No
Santillana en Red, S.L.	Ribera del Sena s/n. Edif. APOT. Madrid	Multimedia publishing	100.00%	1,500	(337)	Yes
Sistemtel Telecomunicaciones Bolivia, S.A. (*)	Argentina, 2057, La Paz, Bolivia	Provision of telecommunications services	50.01%	25	(111)	No
PRESS BUSINESS UNIT						
Box News Comunicación, S.L.	Americo Vespucio 63, Isla de la Cartuja- Sevilla	Publication, publishing, distribution and marketing of all manner of publications	100.00%	60	375	Yes
Comercialización de Medios 2000, S.A.	Avda. de Montserral, 46 - Almería	Printing of published materials	45.96%	60	687	No
Diario As, S.L.	Albasanz, 14 - Madrid	Publication and operation of the newspaper "As"	75.00%	1,400	11,468	Yes
Diario Jaén, S.A.	Torredonjimeno, 1, Pol. Los Olivares - Jaén	Publication and operation of the newspaper "Diario Jaén"	59.27%	214	1,059	No
Ediciones La Mirada, S.A.	Fuencarral, 6 - Madrid	Publication, management and operation of printed media	100.00%	300	247	Yes
Edicor, S.L.	Avda. del Mediterraneo 150- Edificio Laura 1ª Planta - Almería	Services for publishing companies	42.70%	6	193	No
Eje de Editores Media, S.L.	Gran Vía, 32 - Madrid	Publication, sale and marketing of publications and contents	50.00%	10	560	No
El Correo de Andalucía, S.L.	Americo Vespucio 63 - Isla de la Cartuja- Sevilla	Publication and operation of the newspaper "El Correo de Andalucía"	100.00%	1,192	71	Yes
El Correo de la Costa del Sol, S.L.	Avd. Dtor. Manuel Dominguez, 6 - Málaga	Provision of services, counseling and performance of creative, consulting or executive activities	100.00%	4	(50)	Yes
Espacio Editorial Andaluza Holding, S.L.	Gran Vía, 32 - Madrid	Ownership of shareholdings in publishing companies	100.00%	8,501	1,037	Yes
Estructura, Grupo de Estudios Económicos, S.A.	Gran Vía, 32 - Madrid	Publication and operation of the newspaper "Cinco Días"	100.00%	1,802	(4,094)	Yes
Gestión de Medios de Prensa, S.A.	Gran Vía, 32 - Madrid	Provision of common services for regional and local newspapers	52.44%	85	93	Yes
Grafivoz, S.A.	Avda. del Mediterraneo 150- Edificio Laura 1ª Planta - Almería	Printing of published materials	45.30%	90	246	No
Novotécnica, S.A.	Avda. del Mediterraneo 150- Edificio Laura 1ª Planta - Almería	Publication of the newspaper "La Voz de Almería"	31.89%	348	16,384	No
Odiel Press, S.L.	Americo Vespucio 63 - Isla de la Cartuja- Sevilla	Publication and operation of the newspaper "Odiel Información"	100.00%	905	269	Yes
Promotora General de Revistas, S.A.	Fuencarral, 6 - Madrid	Publication, production and operation of magazines	100.00%	1,500	2,721	Yes
Servicom, S.L.	Avda. del Mediterraneo 150- Edificio Laura 1ª Planta - Almería	Distribution of published materials	36.41%	10	531	No
MEDIA CAPITAL BUSINESS UNIT						
Media Capital, SGPS, S.A.	Rua Mário Castlhano 40, Queluz de Baixo, 2734-502 Barcarena (Portugal)	Production and distribution of TV and radio programs and magazines	33.00%	7,606	108,391	No

(*) Figures in thousands of U.S. dollars.

INVESTEE	ADDRESS	LINE OF BUSINESS	12/31/05 (Thousands of Euros) % CAPITAL	CAPITAL STOCK	SHAREHOLDERS' EQUITY	TAX GROUP
RADIO BUSINESS UNIT						
Algarra, S.A.	García Lovera, 3 - Córdoba	Operation of radio broadcasting business	80.00%	60	950	Yes
Antena 3 de Radio, S.A.	María de Molina, 54 - Madrid	Operation of radio stations	49.35%	5,052	13,775	No
Antena 3 de Radio de León, S.A.	María de Molina, 54 - Madrid	Operation of radio stations	49.13%	135	474	No
Antena 3 de Radio de Melilla, S.A.	María de Molina, 54 - Madrid	Operation of radio stations	49.35%	61	610	No
Avante Radio, S.A.	Gran Vía, 32 - Madrid	Operation of radio broadcasting business	98.77%	60	454	Yes
Bergadana de Radio y Televisión, S.L.	Llado, 1-3 - Manresa	Operation of radio broadcasting business	99.31%	5	(208)	No
Catalana de Comunicació i Publicitat S.L.	Aragón, 390 - Barcelona	Operation of radio broadcasting business	99.99%	30	(512)	No
Ciudad Real Noticias, S.A.	Plaza Cervantes 6 - Ciudad Real	Operation of radio broadcasting business	40.00%	72	80	No
Compania Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21 - Zaragoza	Operation of radio broadcasting business	97.02%	66	2,871	Yes
Comunicación Radiofónica, S.A.	Gran Vía, 32 - Madrid	Operation of radio broadcasting business	99.37%	331	1,191	Yes
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n - Las Palmas de Gran Canaria	Operation of radio broadcasting business	80.00%	60	504	Yes
Ediciones LM, S.L.	Plaza de Cervantes, 6 - Ciudad Real	Operation of radio broadcasting business	40.00%	215	2,990	No
Frecuencia del Principado, S.A.	Jovellanos 1, Gijón	Operation of radio broadcasting business	80.00%	60	57	Yes
Gironina de Radio, S.A	Gran Via Jaume I - Gerona	Operation of radio broadcasting business	99.99%	150	(994)	No
Iniciativas Radiofonicas, S.A.	Gran Vía, 32 - Madrid	Operation of radio broadcasting business	93.41%	228	298	Yes
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1 - Toledo	Operation of radio broadcasting business	56.00%	61	121	No
La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10 - Los Llanos de Aridane	Operation of radio broadcasting business	49.35%	360	302	No
Ona Catalana, S.A	Aragón, 390 - Barcelona	Operation of radio broadcasting business	99.99%	1,200	(8,630)	No
Onda La Finojosa, S.A.	Limosna, 2 - Hinojosa del Duque - Córdoba	Operation of radio broadcasting business	80.00%	4	24	Yes
Ondas, S.A.	Caspe, 6 - Barcelona	Operation of radio broadcasting business	99.99%	60	179	Yes
Onda Musical, S.A.	Oquendo 23 - Madrid	Operation of radio stations	49.82%	343	1,531	No
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3 - Santiago de Compostela	Operation of radio broadcasting business	42.42%	70	364	No
Radio 30, S.A.	Radio Murcia, 4 - Murcia	Operation of radio broadcasting business	83.32%	60	180	Yes
Radio Burgos, S.L.	Venerables 8 - Burgos	Operation of radio broadcasting business	99.99%	3	71	Yes
Radio Club Canarias, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Operation of radio broadcasting business	94.99%	480	2,183	Yes
Radio Costa Brava, S.A	Didac Garrell, 102 - Palamós	Operation of radio broadcasting business	80.00%	120	(99)	No
Radio Espana de Barcelona, S.A.	Caspe, 6 - Barcelona	Operation of radio broadcasting business	99.31%	364	1,751	Yes
Radio Gibralfaro, S.A.	Santa Paula 2, Granada	Operation of radio broadcasting business	99.99%	60	569	Yes
Radio Jaen, S.L.	Obispo Aguilar, 1 - Jaen	Operation of radio broadcasting business	28.79%	563	1,462	No
Radio La Cerdanya, S.A	Pla del Fort, 2 - Puigcerdà	Operation of radio broadcasting business	13.97%	114	20	No
Radio Murcia, S.A.	Radio Murcia, 4 - Murcia	Operation of radio broadcasting business	83.32%	120	2,312	Yes
Radio Zaragoza, S.A.	Pº de la Constitución, 21 - Zaragoza	Operation of radio broadcasting business	86.39%	183	2,935	Yes
Radiodifusión Tenerife, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Operation of radio broadcasting business	100.00%	60	165	Yes
Radiodifusora de Navarra, S.A.	Polígono Plazaola, Manzana F - 2ºA - Pamplona	Operation of radio broadcasting business	49.35%	66	1,337	No
Sociedad de Radiodifusión Aragonesa, S.A.	Paseo de la Constitución, 21 - Zaragoza	Operation of radio stations	49.99%	62	93	No
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avd. de la Estación, 5 Bajo - Albacete	Operation of radio broadcasting business	73.68%	874	971	No
Societat de Comunicacio i Publicitat, S.L.	Parc de la Mola, 10 Torre Caldea, 6º Escalde – Engordany (Andorra)	Operation of radio broadcasting business	99.31%	30	(589)	No
Sogecable Música, S.L.	Gran Vía, 32 - Madrid	Creation, broadcasting, distribution and operation of television thematic channels	52.25%	1,202	2,674	No
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5 - Arrecife	Operation of radio broadcasting business	24.68%	230	252	No
Talavera Visión, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Operation of radio broadcasting business	40.00%	192	210	No
Telecomunicaciones Empresariales del Sur, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Operation of radio broadcasting business	32.80%	150	389	No
Teleonda Ciudad Real, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Operation of radio broadcasting business	40.00%	180	1,149	No
Teleradio Pres, S.L.	Avd. de la Estación, 5 Bajo - Albacete	Operation of radio broadcasting business	37.06%	150	216	No
Teleser, S.A.	Gran Vía, 32 - Madrid	Operation of radio broadcasting business	71.63%	75	66	No
Televisión Ciudad Real, S.L.	Plaza Espana, 2 - Ciudad Real	Production, broadcasting, editing and distribution of all manner of communications media and advertising activities.	37.06%	150	5	No
Unión Radio del Pirineu, S.A.	Carrer Prat del Creu, 32 - Andorra la Vella	Operation of radio broadcasting business	26.40%	249	163	No
Unión Radio Digital, S.A.	Gran Vía, 32 - Madrid	Operation of DAB concession	79.73%	6,010	5,403	No
Valdepeñas Comunicación, S.L.	Pza. de Cervantes, 6 - Ciudad Real	Operation of radio broadcasting business	40.00%	60	51	No

INDIRECT HOLDINGS

INVESTEE	ADDRESS	LINE OF BUSINESS	12/31/05 (Thousands of Euros) % CAPITAL	CAPITAL STOCK	SHAREHOLDERS' EQUITY	TAX GROUP
LOCAL TELEVISION BUSINESS UNIT						
Albarizas Comunicación, S.A.	Avda. del Membrillar s/n - Jerez de la Frontera, Cádiz	Production and broadcast of videos and television programs	37.50%	852	146	No
Axarquía Visión, S.A.	Paseo de Reding, 7 - Málaga	Provision of local television services	44.23%	60	(309)	No
Canal 4 Navarra, S.L.	Avda. Sancho el Fuerte, 18 - Pamplona	Production and broadcast of videos and television programs	75.00%	2,809	(2,905)	Yes
Canal 4 Navarra Digital, S.A.	Polígono Industrial Cordovilla - Navarra	Provision of local television services	75.00%	2,000	2,023	Yes
Canal Bilbao, S.A.	Ribera Elorrieta, 3 - Bilbao	Provision of local television services	22.50%	1,467	1,811	No
Canal Gazteiz televisión, S.L	Portal de Gamarra 23, pabellón A-01013 Gasteiz-Vitoria, Alava	Provision of local television services	22.50%	2,076	1,554	No
Chip Audiovisual, S.A	Coso,100 planta 3ª puerta 4- 50001 Zaragoza	Audiovisual productions for TV programing	18.75%	600	600	No
Collserola Audiovisual, S.L.	Pza. Narcis Oller Nº6 1º, 1ª - 08006 Barcelona	Provision of local television services	69.38%	85	(2,958)	No
Compostela Visión, S.L.	Rua Nova 32, 2ª planta 15705 Santiago de Compostela- La Coruña	Provision of local television services	24.52%	264	(82)	No
Comunicaciones y Medios Audiovisuales Tele Alcalá, S.L.	Encomienda, 33 - Alcalá de Henares	Provision of local television services	72.75%	312	(1,174)	No
Ferrolvisión, S.L.	Arce s/n, Ferrol	Provision of local television services	24.52%	90	(216)	No
Gipuzkoa Televisión, S.A.	Libertad, 17 - San Sebastián	Provision of local television services	22.50%	1,442	(447)	No
Grupo de Comunicación y Televisión Castilla La Mancha, S.A.	C/País Valenciano 5 - Ciudad Real	Provision of local television services	25.00%	300	441	No
Legal Affairs Consilium, S.L.	Pza. Narcis Oller Nº6 1º, 1ª - 08006 Barcelona	Provision of local television services	75.00%	130	(2,662)	Yes
Localia TV Madrid, S.A.	Gran Vía, 32 - Madrid	Provision of local television services	75.00%	6,000	1,419	Yes
Localia TV Valencia, S.A.	Don Juan de Austria 3 - 46002 Valencia	Provision of local television services	75.00%	190	(1,149)	Yes
Málaga Altavisión, S.A.	Paseo de Reding, 7 - Málaga	Production and broadcast of videos and television programs	55.29%	6,312	1,681	No
Marbella Digital de Televisión, S.A.	Paseo de Reding, 7 - Málaga	Provision of local television services	55.29%	174	(1,265)	No
Productora Asturiana de Televisión, S.A.	Asturias, 19 - Oviedo	Provision of local television services	44.99%	1,112	867	No
Productora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2 - Badajoz	Provision of local television services	38.25%	600	(137)	No
Productora Audiovisual de Mallorca, S.A.	Puerto Rico, 15 - Palma de Mallorca	Provision of local television services	74.88%	92	(1,025)	Yes
Productora Canaria de Programas, S.A.	Enrique Wolfson, 17 - S. C. de Tenerife	Development of a TV channel to promote the Canary Islands	40.00%	601	1,051	No
Productora de Comunicación Toledo, S.A.	Carreteros, 1 - Toledo	Provision of local television services	56.13%	1,283	160	No
Productora de Televisión de Almería, S.A.	Avda. del Mediterraneo 150- Edificio Laura 1ª Planta - Almería	Provision of local television services	43.61%	3,344	1,512	No
Productora de Televisión de Córdoba, S.A.	Amatista s/n, Pol. El Granadall - Córdoba	Provision of local television services	75.00%	90	(1,411)	Yes
Productora de Televisión de León, S.A.	República Argentina, 28 - León	Provision of local television services	24.25%	1,330	458	No
Productora de Televisión de Salamanca, S.A.	Arco, 16-20 - Salamanca	Provision of local television services	31.03%	824	(110)	No
Productora Digital de Medios Audiovisuales, S.A.	Juan de la Cierva, 72 - Pol. Ind. Prado Regordoño - Móstoles	Provision of local television services	72.75%	1,803	(2,018)	No
Productora Extremeña de Televisión, S.A.	J. M. R. "Azorín", Ed. Zeus, Pol. La Corchera - Mérida, Badajoz	Provision of local television services	38.25%	1,202	1,046	No
Promoción de Actividades Audiovisuales en Canarias, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Communication activities in television media in the Canary Islands	100.00%	1,052	3,117	Yes
Promociones Audiovisuales Sevillanas, S.A.	Rafael González Abreu, 3 - Sevilla	Production and broadcast of videos and television programs	41.25%	2,520	1,386	No
Promotora Audiovisual de Jaén, S.A.	Avda. del Ejército Español, 6 - Jaén	Provision of local television services	33.32%	657	489	No
Promotora Audiovisual de Zaragoza, S.L.	Emilia Pardo Bazán, 18 - Zaragoza	Provision of local television services	75.00%	120	(1,091)	Yes
Promotora de Emisoras de Televisión, S.A.	Gran Vía, 32 - Madrid	Operation of television channels	75.00%	19,061	(13,134)	Yes
Radiotelevisión Compostela, S.L.	Fuencarral, 123 - Madrid	Provision of local television services	24.52%	30	15	No
Riotedisa, S.A.	Avda. de Portugal, 12 - Logroño	Audiovisual productions for television programming	36.75%	1,203	294	No
Sociedad Canaria de Televisión Regional, S.A.	Avda. de Madrid s/n - Tenerife	Audiovisual productions for television programming	30.00%	6,010	7,241	No
Telecomunicación Antequera, S.A.	Aguardenteros, 15 - Antequera, Málaga	Provision of local television services	51.42%	822	(148)	No
Televisión Alpujarra, S.L.	Pza. Zenete Nº11, El Ejido - Almería	Provision of local television services	27.34%	810	146	No
Televisión Bidasoa, S.L	Señor Aranzate,10 20304-Irun, Guipuzcoa	Provision of local television services	20.25%	54	(59)	No
Televisión Pontevedra S.A.	Castelao 3 B 1º - Pontevedra	Provision of local television services	24.52%	270	(228)	No
Televisión, Medios y Publicidad, S.L.	Quitana, 38 - Alicante	Provision of television services	75.00%	132	(1,193)	Yes
TV Local Eivissa, S.L.	Avd. San Jordi s/n - Edificio Residencial - Ibiza	Provision of television services	67.39%	90	198	No
Unión de Televisiones Gallegas, S.A.	Pza. de Orense, 3 - La Coruña	Operation of local audiovisual media	24.52%	9,600	4,350	No

INDIRECT HOLDINGS

INVESTEE	ADDRESS	LINE OF BUSINESS	12/31/05 (Thousands of Euros) % CAPITAL	CAPITAL STOCK	SHAREHOLDERS' EQUITY	TAX GROUP
PUBLISHING BUSINESS UNIT						
Aguilar A.T.A., S.A. de Ediciones	Leandro N. Alem 720 - Buenos Aires 1001, Argentina	Publishing	100.00%	1,595	1,837	No
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444, Providencia - Santiago de Chile, Chile	Publishing	100.00%	769	1,216	No
Canal de Editoriales, S.A.	Juan Bravo, 38 - Madrid	Retail sales	99.14%	1,686	2,381	Yes
Constancia Editores, S.A.	Estrada da Outorela 118, 2795 - Carnaxide Linda a Velha - Portugal	Publishing	100.00%	1,250	838	No
Distribuidora y Editora Aguilar, A.T.A, S.A. de C.V.	Calle 80, N 10-23 - Santa Fe de Bogotá, Colombia	Publishing	100.00%	358	752	No
Distribuidora y Editora Richmond, S.A.	Calle 80, N 10-13 - Santa Fe de Bogotá, Colombia	Publishing	100.00%	37	90	No
Ediciones Aguilar Venezolana, S.A.	Rómulo Gallegos, Edif. Zulia 1° - Caracas, Venezuela	Publishing	100.00%	29	-	No
Ediciones Grazalema, S.A.	Rafael Beca Mateos, 3 - Seville	Publishing	100.00%	60	121	Yes
Ediciones Santillana Inc.	1506 Roosevelt Avenue, Guaynabo, Puerto Rico	Publishing	100.00%	1,065	4,345	No
Ediciones Santillana, S.A. (Argentina)	Leandro N. Alem 720 - Buenos Aires 1001, Argentina	Publishing	100.00%	9,801	7,547	No
Ediciones Santillana, S.A. (Uruguay)	Constitución, 1889 - 11800 - Montevideo, Uruguay	Publishing	100.00%	147	499	No
Edicions Obradoiro, S.A.	Vía Pasteur, 44 Pol. Ind. Tambre - Santiago de Compostela	Publishing	100.00%	60	67	Yes
Edicions Voramar, S.A.	Valencia, 44 - 46210 Pincaya - Valencia	Publishing	100.00%	60	77	Yes
Editora Moderna Ltda.	Rua Padre Adelino, 758 Belezinho, Sao Paulo - Brazil	Publishing	100.00%	15,203	27,436	No
Editora Objetiva Ltda.	Rua Cosme Velho, 103, Rio de Janeiro, Brazil	Publishing	75.00%	1,550	3,933	No
Editorial Nuevo México, S.A. de C.V.	Avda. Insurgentes Sur, 686 Mezz., Colonia del Valle. 30100 Mexico D.F.	Publishing	100.00%	65	826	No
Editorial Santillana S.A. (Colombia)	Calle 80, N 10-23 - Santa Fe de Bogotá, Colombia	Publishing	100.00%	675	5,457	No
Editorial Santillana, S.A. (Guatemala)	7ª Avenida 11-11 zona 9. Guatemala, C.A.	Publishing	100.00%	71	834	No
Editorial Santillana, S.A. (Dominican Republic)	Juan Sánchez Ramírez, 9, Gazcue, Santo Domingo, Dominican Republic	Publishing	100.00%	79	1,252	No
Editorial Santillana, S.A. (Venezuela)	Rómulo Gallegos, Edif. Zulia 1° - Caracas, Venezuela	Publishing	100.00%	2,460	7,404	No
Editorial Santillana S.A. de C.V. (Mexico)	Avda. Universidad 767 Colonia del Valle - 03100 Mexico D.F., Mexico	Publishing	100.00%	3,467	20,730	No
Editorial Santillana S.A. de C.V. (El Salvador)	Siemens, 51 Zona industrial Santa Elena - La Libertad, El Salvador	Publishing	100.00%	18	2,418	No
Grup Promotor D'Ensenyement i Difussió en Català, S.A.	Frederic Mompou, 11 - V. Olímpica, Barcelona	Publishing	100.00%	60	70	Yes
Grupo de Ediçoes Santillana Ltda.	Rua Padre Adelino, 758 Belezinho, Sao Paulo - Brazil	Publishing	100.00%	37,575	36,285	No
Instituto Universitario de Postgrado, S.A.	Torrelaguna, 60 - Madrid	Teaching outside permanent establishment	52.00%	1,195	774	No
Ítaca,S.L.	Torrelaguna, 60 - Madrid	Distribution of books	100.00%	408	6,176	Yes
Lanza, S.A. de C.V.	Avda. Universidad 767 Colonia del Valle - 03100 Mexico D.F., Mexico	Creation, promotion and administration of companies	100.00%	3,244	5,450	No
Librerías Crisol, S.A.	Av. Primavera 2160 - Santiago de Surco, Lima, Peru	Retail sales	94.90%	209	134	No
N. Editorial, S.L.	Torrelaguna, 60 - Madrid	Publishing	100.00%	60	32	Yes
Punto de Lectura, S.L.	Juan Bravo, 38 - Madrid	Publishing	100.00%	300	1,727	Yes
Punto de Lectura, S.A. de C.V.	Avda. Universidad 767 - Mexico D.F., Mexico	Publishing	100.00%	95	379	No
Richmond Publishing S.A. de C.V.	Avda. Universidad, 767 Colonia del Valle. 30100 Mexico D.F.	Publishing	100.00%	4	2,602	No
Salamandra Editorial, Ltda.	Rua Padre Adelino, 758 Belezinho, Sao Paulo - Brazil	Publishing	100.00%	49	64	No
Santillana, S.A. (Costa Rica)	La Uruca, 100m Oeste de Migración - San José, Costa Rica	Publishing	100.00%	465	1,378	No
Santillana, S.A. (Ecuador)	Avda. Eloy Alfaro, 227 y 6 de diciembre - Quito, Ecuador	Publishing	100.00%	1,144	2,207	No
Santillana, S.A. (Paraguay)	Avda Venezuela, 276 - Asunción, Paraguay	Publishing	100.00%	763	336	No
Santillana, S.A. (Peru)	Avda. San Felipe, 731, Jesús María - Lima, Peru	Publishing	95.00%	1,356	4,840	No
Santillana Canarias, S.A.	PG El Mayorazgo parcela 14 A, Santa Cruz de Tenerife, Spain	Publishing	100.00%	60	55	Yes
Santillana de Ediciones, S.A.	Avda. Arce, 2333 - 3953 La Paz, Bolivia	Publishing	100.00%	1,253	785	No
Santillana del Pacífico, S.A. de Ediciones (Chile)	Dr. Aníbal Ariztía 1444, Providencia - Santiago de Chile, Chile	Publishing	100.00%	402	3,641	No
Santillana Ediciones Generales, S.L.	Torrelaguna, 60 - Madrid	Publishing	100.00%	2,276	14,792	Yes
Santillana Ed. Generales, S.A. de C.V.	Avda. Universidad 767 Colonia del Valle - 03100 Mexico D.F., Mexico	Publishing	100.00%	4	2,658	No
Santillana Educación, S.L.	Torrelaguna, 60 - Madrid	Publishing	100.00%	7,747	77,919	Yes
Santillana Formación, S.L.	Torrelaguna, 60 - Madrid	Teaching outside permanent establishment	100.00%	1,000	265	Yes
Santillana USA Publishing Co. Inc.	2105 NW 86th Avenue - Miami, Florida, U.S.A.	Publishing	100.00%	40,569	2,427	No
Suma de Letras Argentina, S.A.	Leandro N. Alem 720 - Buenos Aires 1001, Argentina	Publishing	100.00%	467	264	No
Zubia Editoriala, S.A.	Pol. Lezama Leguizamon, c/ 31 - Etxebarri, Vizcaya	Publishing	100.00%	60	84	Yes

INDIRECT HOLDINGS

INVESTEE	ADDRESS	LINE OF BUSINESS	12/31/05 (Thousands of Euros) % CAPITAL	CAPITAL STOCK	SHAREHOLDERS' EQUITY	TAX GROUP
PRINTING BUSINESS UNIT						
Altamira Press, S.A.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Printing of published materials	40.00%	5,384	470	No
Bidasoa Press, S.L.	Gran Via, 32 - Madrid	Printing of published materials	40.00%	2,047	8,313	No
Dédalo Altamira, S.A.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Printing of published materials	40.00%	6,000	(5,237)	No
Dédalo Grupo Gráfico, S.L.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Printing of published materials	40.00%	28,458	94,487	No
Dédalo Heliocolor, S.L. (formerly Polestar Heliocolor, S.L.)	C/ Camino de los Afligidos S/N - Alcala de Henares - Madrid	Printing of published materials	40.00%	8,418	(4,574)	No
Dédalo Hispánica, S.A. (formerly Polestar Hispánica, S.A.)	C/ Camino de los Afligidos S/N - Alcala de Henares - Madrid	Printing of published materials	40.00%	8,456	2,406	No
Distribuciones Aliadas, S.A.	Gran Via, 32 - Madrid	Printing of published materials	40.00%	2,100	9,434	No
Ediciones Bidasoa, S.A.	Gran Via, 32 - Madrid	Printing of published materials	100.00%	113	190	Yes
Gráficas Integradas, S.A.	C/ Camino de los Afligidos S/N - Alcala de Henares - Madrid	Printing of published materials	40.00%	601	1,828	No
Macrolibros, S.A.	C/ Vázquez de Menchaca, 9, Polígono Industrial Argales - Valladolid	Printing of published materials	40.00%	992	8,138	No
Mateu Cromo Artes Gráficas, S.A.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Printing of published materials	40.00%	4,000	(3,360)	No
Mateu Liber, S.L.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Printing of published materials	40.00%	1,003	1,053	No
Norprensa, S.A.	Gran Via, 32 - Madrid	Printing of published materials	40.00%	1,800	4,651	No
DISTRIBUTION BUSINESS UNIT						
Beralán, S.L.	Avda. Ama Kandida, 21 - Guipuzcoa	Distribution of published materials	22.25%	218	2,197	No
Cirpress, S.L.	Autopista A8 Km 14,4 - Arribas, Asturias	Distribution of published materials	24.70%	14	677	No
Diserpe, S.R.L.U.	C/Dels Argenters 4, P.I. Vara de Quart. - 46014 Valencia	Distribution of published materials	23.75%	3	446	No
Distribuciones Papiro, S.L.	Dtor. Ferrán s/n, Pol. Ind. El Montalbo - Carbajosa de la Sagreda, Salamanca	Distribution of published materials	25.14%	39	457	No
Distribuidora Almeriense de Publicaciones, S.L.	Sierra Cabrera, 1. Pol. Ind. La Juaida - Viator, Almería	Distribution of published materials	34.09%	264	389	No
Distribuidora Cordobesa de Medios Editoriales, S.L.	Pol. Ind. Chinales, naves 7 y 8, parcela 29 - Córdoba	Distribution of published materials	20.30%	31	69	No
Distribuidora de Publicaciones Boreal, S.L.	Avenida de Fuentemar, 29 - Coslada, Madrid	Distribution of published materials	29.00%	103	3,336	No
Distribuidora Extremeña de Publicaciones, S.L.	Ctra. N-5, Km. 397 - Badajoz	Distribution of published materials	20.30%	11	502	No
Distribuidora Jienense de Publicaciones, S.L.	Pol. Ind. Los Olivares, calle 5, parcela 526 - Jaén	Distribution of published materials	29.00%	220	365	No
Distrimedios, S.L.	Agricultura, parcela D-10 (P. Empresarial) - Jerez, Cádiz	Distribution of published materials	29.00%	100	673	No
Gestión de Logística Editorial, S.L.	Samaniego s/n, Pol. Las Mercedes - Madrid	Distribution and sale of published materials	50.00%	310	1,671	No
Marina Press Distribuciones, S.L.	Pere IV, 467 - Barcelona	Distribution of published materials	30.00%	300	1,474	No
Prensa Serviodiel, S.L.	Polígono Tartessos 309, Calle A - 21610 San Juan del Puerto (Huelva)	Distribution of published materials	20.30%	8	44	No
Souto, S.L.	Pol.Ind.Oceao,C/Da Industria,107. 27290.Lugo	Distribution of publications	34.09%	34	371	No
Suscripciones de Medios Editoriales, S.L.	C/De la Agricultura, Parque Empresarial Parcela D1 - 11407 Jerez de la Frontera	Distribution of published materials	29.00%	60	(46)	No
Trecedis, S.L.	C/Avenida de Bruselas,5. Arrollo de la Vega -28108 Alcobendas	Distribution of publications	20.46%	861	745	No
Val Disme, S.L.	Trajiners, 3 - Valencia	Distribution of published materials	23.75%	144	1,037	No
MEDIA ADVERTISING SALES BUSINESS UNIT						
GDM Publicidad Electrónica, S.A.	Gran Via, 32 - Madrid	Design and development of image-based application	51.00%	61	436	No
Solomedios, S.A.	Gran Via, 32 - Madrid	Advertising management	100.00%	180	1,264	Yes

INVESTEE	ADDRESS	LINE OF BUSINESS	12/31/05 (Thousands of Euros) % CAPITAL	CAPITAL STOCK	SHAREHOLDERS' EQUITY	TAX GROUP
INTERNATIONAL RADIO BUSINESS UNIT						
Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico Distrito Federal 04870	Operation of radio broadcasting business	35.59%	22	3,895	No
Caracol, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	61.01%	12	26,983	No
Caracol Broadcasting Inc.	2100 Coral Way - Miami 33145 - Florida, U.S.A.	Operation of radio broadcasting business	79.18%	215	3,026	No
Caracol Estéreo, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	61.00%	3	865	No
CHR, Cadena Hispanoamericana de Radio, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	60.18%	384	1,051	No
Compañía de Comunicaciones C.C.C. Ltda.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	60.98%	27	1,194	No
Comunicaciones del Pacífico S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Operation and management of TV channels and radio broadcasters	79.18%	466	481	No
Comunicaciones Santiago, S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Operation of radio broadcasting businesses	79.18%	110	(1,111)	No
Consorcio Radial de Chile, S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Operation of radio broadcasting businesses	79.18%	17,799	7,964	No
Consorcio Radial de Panamá, S.A. (*)	Urbanización Obarrio Calle 54, Edificio Caracol, Panamá	Advisory and marketing services and general products	79.18%	10	10	No
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860 - Buenos Aires, Argentina	Operation of radio broadcasting business	79.39%	2,504	3,811	No
Ecos de la Montaña Cadena Radial Andina, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	60.81%	-	315	No
El Dorado Broadcasting Corporation	2100 Coral Way - Miami, Florida, U.S.A.	Development of Latin-American radio market in USA	19.79%	196	(1,452)	No
Emisora Mil Veinte, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	59.95%	-	53	No
Fast Net Comunicaciones, S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Operation of telecommunication and radio broadcasting services	79.18%	2	321	No
GLP Colombia Ltda	Carrera 9, 9907 oficina 1200, Bogotá, Colombia	Operation and marketing of advertising on any support	38.00%	253	586	No
GLR Broadcasting, LLC	Baypoint Office Tower, 4770 Bsicayne Blvd.Suite 700 Miami, FL 33137	Operation of radio broadcasting business	79.18%	1	(112)	No
GLR Chile Ltda	Los Leones 2255 - Providencia, Santiago de Chile	Operation of radio broadcasting businesses	79.18%	16,704	8,414	No
GLR Costa Rica, S.A.	Llorente de Tibás, Edif. La Nación - San José, Costa Rica	Radio broadcasting	39.59%	1,020	900	No
GLR Francia, S.A.R.L.	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, France	Radio broadcasting	79.18%	8	(442)	No
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, France	Radio broadcasting	49.87%	40	35	No
GLR Networks, LLC	Baypoint Office Tower, 4770 Biscayne Boulevard, Suite 700 - Miami (USA)	Provision of services to radio broadcasting businesses	79.18%	2,036	(4)	No
GLR Services Inc.	2100 Coral Way - Miami 33145 - Florida, U.S.A.	Provision of services to radio broadcasting businesses	79.18%	4	11,523	No
Green Emerald Business Inc.	Calle 54 Obarrio N° 4, Ciudad de Panama - Panama	Development of Latin-American radio market in Panama	27.67%	3,986	(879)	No
Grupo Latino de Radiodifusión LLC.	Corporation Trust Center, 1209, Orange Street - New Castle, U.S.A..	Development of Latin-American radio market in USA	79.18%	-	(25)	No
La Voz de Colombia, S.A.	Villavicencio Calle 67 n°7-37-Piso 7, Ctra 31	Commercial radio broadcasting services	59.90%	1	500	No
Multiservicios de Comunicación, S.A.	Diagonal 108 n°1-23 Este	Commercial radio broadcasting services	18.30%	1	6	No
Parisiennes Regie S.A.R.L.	Rue de Charonne 5, 75011 Paris (France)	Commercial radio broadcasting services	15.84%	12	12	No
Prisa Inc.	5300 First Union Finacial Centre, Miami, Florida, U.S.A.	Management of businesses in USA and North America	76.00%	1,287	(284)	No
Promotora de Publicidad Radial, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	61.00%	1	(30)	No
Promotora Radial del Llano Ltda.	Villavicencio Calle 67 n°7-37-Piso 7, Ctra 31	Commercial radio broadcasting services	30.50%	1	96	No
Publicitaria y Difusora del Norte Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Radio broadcasting	79.18%	65	(4,910)	No
Radiodifusora Beethoven Valpariso Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Operation of radio broadcasting business	79.18%	-	-	No
Radio Comerciales, S.A. de C.V.	Rubén Darío n° 158, Guadalajara - Mexico	Operation of radio broadcasting business	39.59%	180	2,239	No
LS4 Radio Continental, S.A	Rivadavia 835 Ciudad Autónoma de Buenos Aires	Operation of radio broadcasting and advertising services	79.24%	397	1,647	No
Radio Estéreo, S.A	Rivadavia 835 Ciudad Autónoma de Buenos Aires	Operation of radio broadcasting and advertising services	79.24%	3	(14)	No
Radio Latina, S.A.	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, France	Radio broadcasting	61.44%	383	480	No
Radio Melodía, S.A. de C.V.	Rubén Darío n° 158, Guadalajara - Mexico	Operation of radio broadcasting businesses	39.59%	4	311	No
Radio Mercadeo, Ltda.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	56.75%	325	449	No
Radio Tapatía, S.A. de C.V.	Rubén Darío n° 158, Guadalajara - Mexico	Operation of radio broadcasting businesses	39.59%	6	298	No
Sociedad Radiodifusora del Norte Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Operation of radio broadcasting businesses	79.18%	3	(1,331)	No
Sociedad de Radiodifusión y Publicidad Exta Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Operation of radio broadcasting businesses	79.18%	14	55	No
Radiotelevisora de Mexicali, S.A. de C.V.	Av. Reforma 1270 Mexicali Baja California Norte	Operation of radio broadcasting businesses	39.59%	744	1,574	No
Regie Musique Latine S.A.R.L.	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, France	Development of Latin-American radio market in France	63.34%	813	1,497	No
Sistema Radiópolis, S.A. de C.V.	Av.Vasco de Quiroga 2000, Mexico D.F.	Operation of radio broadcasting businesses	39.59%	15,758	31,059	No
Trokar de Colombia, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Retail and wholesale trade	55.56%	-	(2,089)	No
WSUA Broadcasting Corporation	2100 Coral Way - Miami, Florida,U.S.A.	Radio broadcasting	19.79%	587	(3,104)	No
Xezz, S.A. de C.V.	Rubén Darío n° 158, Guadalajara - Mexico	Operation of radio broadcasting businesses	39.59%	4	130	No
INTERNATIONAL PRESS BUSINESS UNIT						
Comunicaciones El País, S.A. (*)	Colinas de Santa Rita, La Paz, Bolivia	Publishing	77.31%	2,727	2,563	No
Editorial Amanecer, S.A. (*)	Cristo Redentor 3355, Santa Cruz - Bolivia	Publishing	77.44%	556	(1,593)	No
Información Extra, S.A. (*)	Avda. Argentina 2057, La Paz, Bolivia	Publishing	81.51%	107	(299)	No
INTERNATIONAL TELEVISION BUSINESS UNIT						
ATB Illimani de Comunicaciones y Asociados del Valle, S.A. (*)	Tupiza, 1140 - Recoleta, San Benito - Bolivia	Operation of TV and radio programs	15.00%	1,162	494	No
ATB Santa Cruz Televisión, S.A. (*)	Avda. Cristo Redentor, 33-55 - Santa Cruz, Bolivia	Operation of TV and radio programs	18.63%	3,044	28	No
Illimani de Comunicaciones, S.A. (*)	Avda. Argentina, 2057 - La Paz, Bolivia	Operation of TV and radio programs	18.75%	8,170	444	No

INVESTEE	ADDRESS	LINE OF BUSINESS	12/31/05 (Thousands of Euros)			
			% CAPITAL	CAPITAL STOCK	SHAREHOLDERS' EQUITY	TAX GROUP
SOGECABLE BUSINESS UNIT						
Audiovisual Sport, S.L	Diagonal, 477 Barcelona	Management and distribution of audiovisual rights	19.60%	6,220	(29,137)	No
Canal Club de Distribución de Ocio y Cultura, S.A.	C/ Hermosilla, 112 - Madrid	Catalog sales	6.13%	3,907	4,248	No
Canal + Investment Inc.	Beverly Hills, California, U.S.A.	Film production	14.70%	111,752	22,673	No
Canal Satélite Digital, S.L.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Television services	20.95%	159,196	224,409	No
Centro de Asistencia Telefónica, S.A.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Provision of services	24.50%	3,077	4,882	No
Compañía Independiente de Noticias de TV, S.L.	Pablo Ruiz Picasso, s/n - MADRID	Television services	12.25%	1,442	(4,049)	No
Compañía Independiente de Televisión, S.L.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Management and operation of audiovisual rights	24.50%	601	15,797	No
Cinemanía, S.L.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Operation of theme channels	22.05%	601	4,990	No
DTS, Distribuidora de Televisión Digital, S.A.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Television services	24.50%	346,169	252,905	No
Jetix España, S.L. (previously Fox Kids España, S.L.)	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Operation of theme channels	12.25%	301	2,877	No
Sociedad General de Cine, S.A.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Production and management of audiovisual rights	24.50%	6,010	21,362	No
Sogecable Media, S.L.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Marketing of advertising slots	43.38%	3	(587)	No
Sogecable Editorial , S.L.	Avda de los Artesanos, 6 - Tres Cantos - Madrid	Management of intellectual property rights	24.50%	3	3	No
Sogepaq, S.A.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Management and distribution of audiovisual rights	24.50%	18,030	15,942	No
Vía Atención Comunicación, S.L.	Alcalá, 506 - Madrid	Provision of digital television services	24.50%	4	(109)	No
Warner Sogefilms, A.I.E.	Cardenal Marcelo Spinola, 8 - Madrid	Movie distribution	12.25%	60	60	No

VARIATIONS IN EQUITY ACCOUNTS IN 2005
(Thousands of Euros)

	Capital Stock	Additional Paid-in Capital	1983 Revaluation Reserves	Revaluation Reserves RDL 7/1996	Legal Reserve	Reserves for Treasury Stock	Bylaw Reserves	Reserve for Retired Capital	Other Reserves	Income for the Year	Total Shareholders' Equity
Balance at December 31, 2004	21,881	108,369	3,289	10,650	4,376	29,706	10,941	1,373	394,426	62,434	647,445
Transfer - reserves due to delivery of treasury stock						(73)			73		-
Transfer - reserves due to the acquisition of treasury stock						3,716			(3,716)		-
Transfer -reserves due to the sale of treasury stock						(583)			583		-
Distribution of 2004 income:											
- Directors' compensation										(1,382)	(1,382)
- Dividends										(25,688)	(25,688)
- Reserves									35,364	(35,364)	-
Income for the year										109,743	109,743
Balance at December 31, 2005	21,881	108,369	3,289	10,650	4,376	32,766	10,941	1,373	426,730	109,743	730,118

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

2005 Individual Management Report

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

2005 DIRECTORS' REPORT

1. Business performance

Promotora de Informaciones, S.A. (Prisa) is the company which heads the Grupo Prisa. Its function within the Group is to develop central corporate services, act as the Group's financing center in Spain and engage in other activities relating to the development and expansion of the Group.

Results and profitability-

Prisa's results depend directly on the performance of the various business units composing the Group. Its income is determined mainly by the dividends it receives from its subsidiaries and its expenses, relating mainly to personnel and the services it commissions. The variations in the net worth position of its subsidiaries also give rise to increases and decreases in the value of its investment portfolio.

The income obtained in 2005 consolidates the growth trend, outperforming the market that the Grupo Prisa has sustained in recent years. With respect to 2004, the Group's net income rose by 25%, revenues increased by over 9% and operating income by 28%. This excellent performance in results was boosted by a rise in the operating profit margin to 15% in 2005, two percentage points above that of 2004, which clearly reflects the stringency in the efficient management of resources in all the businesses.

Investment activities-

In 2005 Prisa acquired an additional 1.50% holding in Sogecable, S.A. Also, on November 2, 2005, it submitted a tender offer on a maximum of 20% of the shares of Sogecable, S.A. to the Spanish National Securities Market Commission, which granted authorization on January 23, 2006. If the Company were to acquire all the shares it is targeting it would have a 44.50% ownership interest in Sogecable, S.A.

By increasing its ownership interest through this tender offer Prisa aims to shape the shareholder structure at Sogecable, S.A. in which its holding exceeds substantially that of the other reference shareholders, with a view to contributing to Sogecable, S.A. by providing it with stable management and helping it implement its business plan.

Also in 2005, Prisa consolidated its presence in the Portuguese market by acquiring a 33% ownership interest in the capital stock of Grupo Media Capital SGPS, S.A., a company listed on the Eurolist of Euronext Lisbon.

By means of these transactions Prisa intends to expand and strengthen its presence in the audiovisual area, a fast-expanding market. This will also give rise to changes in the Group's size and will entail the diversification of its business portfolio and source of revenues, making its activity less dependent on the advertising cycle, by counterbalancing the volume of advertising revenues (currently the Group's principal revenues) with other more stable and permanent sources of earnings.

In 2005 Prisa also acquired a 15% ownership interest in Le Monde, S.A., which has long been a benchmark in the French media industry.

Financing activities-

The transactions performed in 2005 were financed by drawing down the credit facilities and loans that had already been arranged by the Group. To finance its payment of the tender offer on 20% of the shares of Sogecable, S.A., Prisa obtained a bridge loan for €988,378 thousand.

2. Subsequent events

On January 23, 2006, the National Securities Markets Commission authorized the tender offer submitted by the Company on the shares of Sogecable, S.A. on November 2, 2005, while on January 30, 2006, the Board of Directors of Sogecable, S.A. approved a favorable report on the projected transaction.

Also, on May 19, 2005, the associated company Iberbanda, S.A. signed a memorandum of understanding with a telecommunication services operator, to become a reference shareholder of the company. This agreement defined a new business plan which gave rise to the restructuring and discontinuity of a part of Iberbanda, S.A.'s current business in order to optimize its capacities and focus its activities on complementing the infrastructures of the aforementioned telecommunications services operator. On January 27, 2006, the Council of Ministers resolved to declare unlawful the aforementioned economic concentration transaction. As of December 31, 2005, Prisa had provisioned in full its investment in Iberbanda, S.A.

3. Principal risks associated with the business

As head of the Group, the risks to which Prisa is exposed are directly linked to those of its subsidiaries.

The activities of the Group subsidiaries and therefore their transactions and results are exposed to risks in the scenario in which they are carried on and also to outside factors, such as the macroeconomic situation, the performance of its markets (advertising, publishing, etc.) and legislative amendments, as well as the entry of new competitors and their performance. The activities carried on by the business units abroad, mainly in Latin America, are exposed to additional risks associated with exchange rate changes and the economic and political situation of the country in question.

The risk associated with changes in exchange rates, assumed by the Group, relates mainly to the following transactions:

- Debt denominated in foreign currency: 12% of the Group's total bank financing as of December 31, 2005 is arranged in foreign currency.
- Results from activities carried on in other countries outside the euro area are dependent on the fluctuations of the respective currencies: around 16% of the Group's results (before minority interests and taxes) as of December 31, 2005 derived from South America.
- Financial investments made to acquire ownership interests in foreign companies: these are long-term investments with a view to maintaining stable shareholder status, although such investments are exposed to variations in equity, not only as a result of the activity, but also due to changes in exchange rates.

In managing and monitoring risk the Group classifies its main exposure in the following categories:

a. Strategic risks
b. Business process risk
c. Risks relating to financial management
d. Risks arising from the reliability of financial information
e. Technological risks

The Corporate Governance Report provides greater details on each of these risk categories and the bodies and specific actions in place to detect, measure, control and manage them.

4. Use of financial instruments

Prisa arranges exchange rate and interest rate hedge contracts, where this is advisable in view of the outlook for market performance. As of December 31, 2005 it had no exchange rate hedge contracts, but had arranged contracts to hedge Euribor interest rates, designed to hedge a maximum rate. The nominal amount of these contracts is €150,000 thousand, with half-yearly settlements and final maturity in 2007.

5. Treasury stock

As of December 31, 2005, Promotora de Informaciones, S.A. held 10,940,625 shares of treasury stock, which represents 5% of capital stock, with a total cost of €32,766 thousand and a cost per share of €2.99.

The Company plans to use all the shares of treasury stock held by it to cover the exchangeable bond issue launched in 2003 through its subsidiary Prisa Finance (Netherlands) B.V.

6. Stock market performance

Prisa's shares-

Prisa's shares closed 2005 at a price of €14.40 per share, with stock market capitalization as of December 31, 2005 of €3,150 million. Prisa's shares are listed on the Madrid, Barcelona, Bilbao and Valencia stock markets. The Company forms part of the Ibex-35 index.

Number of shares:	218,812,500
Free-float:	30.6%
Treasury stock*:	10,940,625
Earnings per share**:	0.74
Dividend yield***:	0.78%

* Treasury stock securing the exchangeable bond issue launched in 2003

** Without calculating treasury stock of 10,940,625 shares

*** Calculation based on average share price in 2005

Price performance-

The market performance of the Ibex, Euro Stoxx Media and Prisa from December 30, 2004 through December 30, 2005 was as follows:


1.3
1.2
1.1
1
0.9
0.8
12/30/2004
12/30/2005
IBEX
EURO STOXX MEDIA
PRISA

Share price 2005	
Opening (12/30/04)	15.62
Maximum	16.41
Minimum	14.29
Average	15.40
Closing (12/30/05)	14.40

7. Outlook

Looking ahead to 2006, the various business units through which Prisa operates are expected to perform well. The projections for the coming year point to growth in Prisa's revenues and its share of the advertising market, good prospects in the circulation of our newspapers and magazines and an improvement in the economic performance in Latin American countries. Lastly, the outlook for the new businesses is that efficiency and results will improve. The across-the-board approach of the Group's various business units will be marked by the ongoing adaptation of our resources to the opportunities and challenges offered by the new technologies.

As regards financing activities, the Group's intention is to rethink its financing structure in 2006, with a view to adapting it to its new situation, from the standpoint of terms and costs, once all the acquisition transactions that are planned have been completed.

RECEIVED
2006 MAR 21 A 10: 50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Promotora de Informaciones, S.A. (Prisa) and Subsidiaries

Consolidated Financial Statements and Consolidated Directors' Report for 2005 together with Auditor's Report

Deloitte

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails

AUDITOR'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Promotora de Informaciones, S.A.:

We have audited the consolidated financial statements of PROMOTORA DE INFORMACIONES, S.A. (PRISA) and SUBSIDIARIES comprising the consolidated balance sheet at 31 December 2005 and the related consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made.

The consolidated financial statements for 2005 referred to above are the first that the Group has prepared in accordance with the International Financial Reporting Standards adopted by the European Union (EU-IFRSs), which require, in general, that financial statements present comparative information. In this regard, as required by corporate legislation, for comparison purposes the Parent's directors present, in addition to the consolidated figures for 2005 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements, the figures for 2004, which were obtained by applying the EU-IFRSs in force at 31 December 2005. Accordingly, the figures for 2004 differ from those contained in the approved consolidated financial statements for 2004, which were prepared in accordance with the accounting principles and standards in force in that year. The differences arising from the application of EU-IFRSs to the consolidated equity at 1 January and 31 December 2004, and to the Group's consolidated profit for 2004 are detailed in Note 27 to the consolidated financial statements referred to above. Our opinion refers only to the consolidated financial statements for 2005. Our auditor's report dated 18 February 2005, on the consolidated financial statements for 2004, prepared in accordance with the accounting principles and standards in force in that year, contained an unqualified opinion.

In our opinion, the consolidated financial statements for 2005 referred to above present fairly, in all material respects, the equity and financial position of PROMOTORA DE INFORMACIONES, S.A. (PRISA) and SUBSIDIARIES at 31 December 2005, and the results of their operations, the changes in the consolidated equity and their consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with the generally accepted principles and standards adopted by the European Union applied on a basis consistent with that used in the preparation of the financial statements for 2004, which were included in the consolidated financial statements for 2005 for comparison purposes.

The accompanying consolidated directors' report for 2005 contains the explanations which the Parent's directors consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors' report is consistent with that contained in the consolidated financial statements for 2005. Our work as auditors was confined to checking the consolidated directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the Companies.

DELOITTE
Registered in ROAC under no. S0692

Luis Jiménez Guerrero

17 February 2006

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Consolidated Financial Statements for 2005
prepared in accordance with International Financial Reporting Standards (IFRS)
adopted in Europe together with the Consolidated Management Report

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Consolidated Financial Statements for 2005
prepared in accordance with International Financial Reporting Standards (IFRS)
adopted in Europe

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER, 2005 AND 2004
(Thousands of Euros)

ASSETS	Notes	31/12/05	31/12/04
A) NON-CURRENT ASSETS		1,520,956	1,087,737
I. PROPERTY, PLANT AND EQUIPMENT	4	324,285	296,931
II. INVESTMENT PROPERTY	3b	12,314	11,472
III. GOODWILL	5	225,732	188,407
IV. INTANGIBLE ASSETS	6	91,716	78,090
V. NON-CURRENT FINANCIAL ASSETS	7	78,697	96,584
VI. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	8	644,842	331,267
VII. NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE		2,448	1,372
VIII. DEFERRED TAX ASSETS	19	140,922	83,614
B) CURRENT ASSETS		626,197	585,413
I. INVENTORIES		104,273	99,654
II. TRADE AND OTHER RECEIVABLES		492,952	455,229
1. Trade receivables for sales and services		*391,218*	*348,944*
2. Receivable from associates		*53,433*	*48,784*
3. Receivable from public authorities		*29,518*	*31,695*
4. Other receivables		*47,889*	*51,526*
5. Provisions		*(29,106)*	*(25,720)*
III. CURRENT FINANCIAL ASSETS		5,130	6,016
IV. CASH AND CASH EQUIVALENTS		23,242	24,514
V. OTHER CURRENT ASSETS		600	-
TOTAL ASSETS		2,147,153	1,673,150

NET EQUITY AND LIABILITIES	Notes	31/12/05	31/12/04
A) NET EQUITY	9	865,255	716,316
I. SHARE CAPITAL		21,881	21,881
II. OTHER RESERVES		530,102	491,081
III. ACCUMULATED PROFIT		316,503	217,209
1. From prior years		*163,694*	*94,756*
2. For the year		*152,809*	*122,453*
IV. TREASURY SHARES		(32,766)	(29,706)
V. TRANSLATION DIFFERENCES		10,639	107
VI. MINORITY INTERESTS		18,896	15,744
B) NON-CURRENT LIABILITIES		545,444	479,113
I. EXCHANGEABLE BOND ISSUE	10	151,093	147,187
II. BANK BORROWINGS	12	311,095	259,641
III. DEFERRED TAX LIABILITIES	19	42,996	40,117
IV. LONG-TERM PROVISIONS	11	22,186	21,531
V. OTHER NON-CURRENT LIABILITIES		18,074	10,637
C) CURRENT LIABILITIES		736,454	477,721
I. TRADE PAYABLES		211,425	201,604
II. PAYABLE TO ASSOCIATES		35,371	37,138
III. OTHER NON-TRADE PAYABLES	13	119,657	49,037
IV. BANK BORROWINGS	12	320,172	144,491
V. PAYABLE TO PUBLIC AUTHORITIES	19	37,538	37,399
VI. PROVISIONS FOR RETURNS		5,444	3,989
VII. OTHER CURRENT LIABILITIES		6,847	4,063
TOTAL EQUITY AND LIABILITIES		2,147,153	1,673,150

The accompanying Notes 1 to 28 are an integral part of the Consolidated Balance Sheets at 31 December 2005 and 2004.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR 31 DECEMBER, 2005 AND 2004
(Thousands of Euros)

	Notes	31/12/05	31/12/04
Revenue	14	1,425,966	1,276,657
Other income	14	57,125	78,785
OPERATING REVENUES		1,483,091	1,355,442
Cost of materials used		(346,058)	(332,168)
Staff costs	15	(385,649)	(365,625)
Depreciation and amortisation charge		(69,771)	(67,370)
Outside services		(435,254)	(396,949)
Variation in operating allowances		(23,395)	(12,306)
Other expenses		(4,262)	(9,962)
OPERATING EXPENSES		(1,264,389)	(1,184,380)
PROFIT FROM OPERATIONS		218,702	171,062
Finance income	16	10,882	10,868
Finance costs	16	(32,247)	(24,911)
Exchange differences (net)	16	(1,439)	244
FINANCIAL RESULT		(22,804)	(13,799)
Result of companies accounted for using the equity method	8	(29,160)	(21,247)
Result from other investments		(458)	-
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		166,280	136,016
Income taxes	19	(2,944)	11,696
PROFIT FROM CONTINUING OPERATIONS		169,224	124,320
Loss after tax from discontinued operations	17	(9,724)	-
CONSOLIDATED PROFIT FOR THE YEAR		159,500	124,320
Minority interests	9	6,691	1,867
PROFIT ATTRIBUTABLE TO THE PARENT COMPANY		152,809	122,453

The accompanying Notes 1 to 28 are an integral part of the Consolidated Income Statements for 2005 and 2004.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS FOR 2005 AND 2004
(Thousands of Euros)

	31/12/05	31/12/04
PROFIT FROM OPERATIONS	218,702	171,062
Depreciation and amortisation charge	69,771	67,370
Changes in working capital	40,110	(2,300)
Inventories	(4,619)	(8,834)
Trade receivables	(37,723)	(27,551)
Accounts payable	83,052	34,085
Other current assets	(600)	-
CASH FLOWS FROM OPERATING ACTIVITIES	328,583	236,132
Recurrent investments	(104,875)	(95,555)
Investments in intangible assets	(46,251)	(39,268)
Investment in property, plant and equipment	(57,684)	(56,287)
Investment property	(940)	-
OPERATING CASH FLOW	223,708	140,577
Investments in non-current financial assets	(407,637)	(152,190)
Financial loss	(22,804)	(13,799)
Dividends paid	(25,686)	(21,263)
Other	3,126	24,746
CHANGE IN NET DEBT IN THE YEAR	(229,293)	(21,929)

NET DEBT AT BEGINNING OF THE YEAR	(373,602)	(351,673)
Change in cash and cash equivalents and current financial assets	(2,158)	(18,921)
Change in bank borrowings	(227,135)	(3,008)
NET DEBT AT END OF YEAR	(602,895)	(373,602)

The accompanying Notes 1 to 28 are an integral part of the Consolidated Cash Flow Statements for 2005 and 2004.

Translation consolidated of financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2005 AND 2004
(Thousands of Euros)

	Share Capital	Share Premium	Reserves	Reserves for First-Time Application of IFRSs	Accumulated Prior Year Profits	Treasury Shares	Translation Differences	Consolidated Profit for the Year	Equity Attributable to the Parent	Minority Interests	Net Equity
Balance at 31 December 2003	21,881	108,369	399,760	(72,535)	117,134	(29,365)	-	60,597	605,841	26,913	632,754
Delivery of treasury shares						79			79		79
Purchase of treasury shares						(420)			(420)		(420)
Distribution of 2003 profit											
- Directors' remuneration								(1,382)	(1,382)		(1,382)
- Dividends								(21,263)	(21,263)		(21,263)
- Reserves			54,976		(17,024)			(37,952)			
Translation differences					(6,075)		107		(5,968)		(5,968)
Change in revaluation reserves					4,734				4,734		4,734
Other			511		(4,013)				(3,502)		(3,502)
Changes in minority interests											
- Changes in percentages of ownership										(8,240)	(8,240)
- Dividends paid during the year										(3,702)	(3,702)
- Due to changes in the scope of consolidation										(281)	(281)
- Other										(813)	(813)
Profit for 2004								122,453	122,453	1,867	124,320
Balance at 31 December 2004	21,881	108,369	455,247	(72,535)	94,756	(29,706)	107	122,453	700,572	15,744	716,316
Delivery of treasury shares						73			73		73
Sale of treasury shares						583			583		583
Purchase of treasury shares						(3,716)			(3,716)		(3,716)
Distribution of 2004 profit											
- Directors' remuenration								(1,382)	(1,382)		(1,382)
- Dividends								(25,686)	(25,686)		(25,686)
- Reserves			36,232		59,153			(95,385)			
Translation differences					16,861		10,532		27,393		27,393
Change in revaluation reserves					3,622				3,622		3,622
Other			2,789		(10,698)				(7,909)		(7,909)
Changes in minority interests											
- Dividends paid during the year										(4,640)	(4,640)
- Due to changes in the scope of consolidation										1,009	1,009
- Other										92	92
Profit for 2005								152,809	152,809	6,691	159,500
Balance at 31 December 2005	21,881	108,369	494,268	(72,535)	163,694	(32,766)	10,639	152,809	846,359	18,896	865,255

The accompanying Notes 1 to 28 are an integral part of the Consolidated Statments of Changes in Equity for in 2005 and 2004.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Notes to the Consolidated Financial Statements for 2005
prepared in accordance with International Financial Reporting Standards (IFRS)
adopted in Europe

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 28). In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR 2004 AND 2005 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs) AS ADOPTED BY THE EUROPEAN UNION

(1) DESCRIPTION AND FINANCIAL STATEMENTS OF THE GROUP

PROMOTORA DE INFORMACIONES, S.A. (hereinafter, "Prisa") and its subsidiaries and investees constitute a group of companies (hereinafter the "Prisa Group" or the "Group"). Prisa, with registered office in Madrid, at calle Gran Vía, 32, was incorporated on 18 January 1972. Its business activities include, inter alia, the exploitation of printed and audiovisual media, the holding of investments in companies and businesses and the provision of all manner of services.

In addition to operations carried out by the Company itself, Prisa heads a group of subsidiaries, multigroup and associated companies which undertake a variety of business activities and which constitute the Group. Therefore, in addition to its own financial statements, Prisa is obliged to present consolidated financial statements for the Group including its interests in multigroup companies and investments in associated companies.

The Group's consolidated financial statements for 2004 were approved by the shareholders at the Annual General Meeting on 17 March 2005. Said financial statements were prepared in accordance with Spanish accounting principles and, therefore, do not coincide with the figures for 2004 included in these financial statements, which were prepared in accordance with International Financial Reporting Standards (see Note 27 for a reconciliation of the profit for 2004 and the equity at 1 January 2004 and 31 December 2004).

The consolidated financial statements for 2005 will be submitted for approval at the Annual General Meeting, and it is considered that they will be approved without any changes.

These financial statements are presented in thousands of euros as this is the currency of the main economic area in which the Group operates. Foreign operations are accounted for in accordance with the policies described in Note 3-p.

(2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Basis of presentation

The consolidated financial statements for 2005 were prepared in accordance with the International Financial Reporting Standards (hereinafter "IFRSs") adopted by the European Union in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council, taking into account all mandatory accounting principles and standards and measurement bases with a material effect and the alternatives permitted by the Standards in this respect, which are detailed in Note 2-c.

The consolidated financial statements have been obtained from the individual financial statements of Prisa and its Subsidiaries and present fairly the Group's consolidated equity and financial position at 31 December 2005, and the results of its operations, and the changes in consolidated equity and cash flows at the Group in the year then ended. The Group has prepared its financial statements on a going concern basis. Also, with the exception of the cash flow statement, these financial statements have been prepared in accordance with the accrual basis of accounting.

Given that the accounting policies and measurement basis applied in preparing the Group's consolidated financial statements for 2005 may differ from those applied by some of the companies making up the Group, the necessary adjustments and reclassifications have been made on consolidation process to unify these policies and basis and to adapt them to the IFRSs adopted by the European Union.

b) Responsibility for the information and for the estimates made

The information contained in these financial statements is the responsibility of the Group's directors.

In the consolidated financial statements for 2005 estimates were occasionally made by the executives of the Group and of the entities in order to quantify certain assets, liabilities and commitments recorded therein. Basically, these estimates refer to:

- The measurement of assets and goodwill to determine the possible existence of impairment losses (see Note 3-e).
- Assumptions used in the calculation of the actuarial value of assets and liabilities.
- The useful life of property, plant and equipment and intangible assets (see Notes 3-a and 3-d).
- Assumptions used in the calculation of the fair value of financial instruments (see Note 3-j).
- Assessment of the likelihood and amount of undetermined or contingent liabilities.

These estimates were made on the basis of the best available information at the date of preparation of these consolidated financial statements on the events analysed. However, future events may make it necessary to change these estimates (upwards or downwards) in the coming years, which would be carried out prospectively, recognizing the impact of the change in estimates in the related consolidated income statements.

c) **First-time application of IFRSs**

The Group's consolidated financial statements for 2005 are the first to be prepared in accordance with IFRSs.

In the preparation of the attached financial statements, the alternatives regarding the first-time application of IFRSs were taken into account. The main alternatives applied by the Prisa Group in this respect are the following:

- It was decided not to reconstruct business combinations as if they had occurred under IFRSs. Therefore, all assets and liabilities under Spanish GAAP that do not qualify for recognition as such under IFRSs, have been eliminated against reserves.

- Both intangible assets and assets booked under the captions *"Property, Plant and Equipment"* and *"Investment Property"* may be valued at market value or at their cost of acquisition adjusted for accumulated depreciation and amortization and write-downs. The Prisa Group has opted to record these assets using the cost method.

- The depreciated cost of property, plant and equipment and intangible assets at 31 December 2003 was taken to be the carrying amount of these assets under Spanish GAAP, since Prisa management considers that revaluations of these assets in accordance with regulations in force in those countries in which the Prisa Group companies approximate the increases in prices in those countries.

- It was opted not to apply IFRSs on share-based payments to share option plans granted before 7 November 2002.

- Translation differences generated before 31 December 2003 have been taken to reserves. Consequently, if an investee has been sold, the income statement would only include the translation differences generated after that date.

- it was opted to proportionately consolidate interests in multigroup companies.

- The information presentation alternatives chosen are as follows:

    - Presentation of financial statements by nature.
    - Calculation of the cash flow statement using the indirect method.
    - Segment reporting is structured primarily on the basis of the Group's various lines of business and, secondarily, by the geographical area.

Note 27 shows the reconciliation between the equity at 1 January 2004 and the profit for the year ended 31 December 2004, which therefore appear in the Group's consolidated financial statements for that year, and the related balances for the year determined in accordance with IFRSs.

d) Basis of consolidation

The data relating to Sociedad Española de Radiodifusión, S.A., Sociedad de Servicios Radiofónicos Unión Radio, S.L., Grupo Santillana de Ediciones, S.L., Gerencia de Medios, S.A., Dédalo Grupo Gráfico, S.L., Promotora de Emisoras de Televisión, S.A., Gran Vía Musical de Ediciones, S.L., Plural Entertainment España, S.L., Grupo Latino de Radiodifusión Chile, Ltda., Sistema Radiópolis, S.A de C.V., Grupo Media Capital SPGS, S.A., Inversiones Grupo Multimedia de Comunicaciones, S.A., Antena 3 de Radio, S.A., Sogecable, S.A., Inversiones en Radiodifusión, S.A. and Inversiones Digitales, S.A. contained in these notes to consolidated financial statements were obtained from these companies' respective consolidated financial statements.

The consolidation methods applied are the following:

Full consolidation -

Subsidiaries are fully consolidated and all their assets, liabilities, income, expenses and cash flows after adjustments and eliminations corresponding to intra-Group transactions, are included in the consolidated financial statements. Subsidiaries are those in which the Parent controls a majority of the voting power or, if this is not the case, has the capacity to exercise control over their financial and operating policies. The fully consolidated companies are listed in Appendix I.

The results of subsidiaries which are acquired or sold during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

When a subsidiary is acquired, all its assets, liabilities and contingent liabilities are recorded at market value. If there is a positive difference between the cost of acquisition of the subsidiary and the market value of its assets and liabilities corresponding to the percentage of ownership of the Parent, this difference is booked as goodwill. If the difference is negative, it is recorded with a credit to the consolidated income statement.

Minority interests in Group companies' equity and profit or loss are presented under the headings "*Net Equity - Minority Interests*" in the consolidated balance sheet and "*Profit Attributable to Minority Interests*" in the consolidated income statement.

The interests of minority shareholders are established in proportion to the fair values of the recognised assets and liabilities. Therefore, any loss applicable to minority interests that exceeds said minority interests is attributed to the Parent.

All balances and transactions between fully consolidated companies were eliminated in consolidation.

Proportionate consolidation -

Multigroup companies are proportionately consolidated. Joint ventures are considered to be contractual agreements by virtue of which two or more entities ("venturers") undertake

operations or hold assets so that strategic financial or operating decisions affecting the joint venture requires the unanimous consent of the venturers, and those operations and assets are not part of any financial structure other than those of the venturers. The detail of these companies is disclosed in Appendix I to these notes.

Under this consolidation method, balances are aggregated and subsequent eliminations are made exclusively in proportion to the percentage of the share capital of the multigroup company owned by the Group. Assets and liabilities assigned to multigroup company or which are controlled jointly with other venturers are presented in the consolidated balance sheet classified by nature. Similarly, income and expenses arising from multigroup company are presented in the consolidated income statement on the basis of their nature.

Equity method-

Associated companies are accounted for using this method. Associates are companies in which Prisa has a direct or indirect investment of between 20% and 50%, or at which, even if the percentage of ownership is less than 20%, there is significant influence over their management. The detail of these companies is disclosed in Appendix I to these notes.

Under the equity method, investments are booked in the balance sheet at the fraction of their net equity represented by the Group's percentage of ownership, adjusted, if necessary, for the effect of intra-Group transactions, plus the unrealised gain relating to the goodwill paid in the acquisition of the company.

Dividends received from these companies are booked as a reduction of the value of the Group's investment and the results obtained by these companies that correspond to the Prisa Group on the basis of its percentage of ownerships are included, net of the related tax effect, in the consolidated income statement under the heading *"Result of Companies Accounted for Using the Equity Method"*.

Other matters-

The items in the balance sheets and income statements of the foreign companies included in the scope of consolidation were translated to euros using the "year-end exchange rate method", i.e. all assets, rights and obligations were translated at the exchange rates in force at the end of the year, and the income statement items were translated at the average exchange rates for the year. The difference between the value of the equity translated at historical exchange rates and the net equity position resulting from the translation of other items as indicated above is recorded under the "*Net Equity - Translation Differences*" caption in the accompanying consolidated balance sheet.

The balance sheet items relating to foreign companies affected by high inflation rates are adjusted to reflect the impact of price fluctuations, pursuant to local regulations, prior to translation to euros. This effect is included separately in these notes to the financial statements in the column entitled *"Monetary Adjustment"*. The effect of the inflation adjustment for the year on the monetary assets and liabilities of these companies is included under the *"Finance Costs"* caption in the accompanying consolidated income statement. The effect of the inflation adjustment on the equity contributed by the companies where this accounting practice is used

is booked under the caption *"Net Equity - Translation Differences"* in the accompanying consolidated balance sheet.

In keeping with standard practice, these consolidated financial statements do not include the tax effect of transferring to Prisa's accounts the accumulated reserves and retained earnings of the other consolidated companies, on the understanding that these balances will be used as equity by said companies.

e) Changes in the scope of consolidation

The most significant variations in the scope of consolidation in 2005 were as follows:

Subsidiaries -

On 1 January 2005, Sociedad de Servicios Radiofónicos, Unión Radio, S.L. started to fully consolidate the group of companies belonging to Ediciones LM, S.L., after the requisite administrative authorisation had been obtained. This group of companies had previously been accounted for using the equity method.

In June 2005, GLR Services, Inc. and Corporación Argentina de Radiodifusión, S.A. acquired 70% and 30%, respectively of Radio Continental, S.A. and Radio Estéreo, S.A., which engage in the operation of radio stations in Argentina.

Also, in June 2005, Santillana Ediciones Generales, S.L. acquired 75% of the Brazilian publishing company Editora Objetiva, Ltda., with an option to acquire the remaining 25%.

In September 2005, Sociedad Española de Radiodifusión, S.A. acquired 85% of Ona Catalana, S.A. from Radio Ambiente Musical, S.A. The seller has announced that it will exercise its put option on the remaining 15%.

In November 2005, Promotora de Informaciones, S.A. acquired all the shares of Portuguese company Vertix, SPGS, S.A., itself the owner of 33% of Media Capital, SPGS, S.A., a company listed on the Eurolist Euronext Lisbon Exchange. As a result of this acquisition, Promotora de Informaciones, S.A. made cash payments and handed over shares corresponding to 24% of the share capital of Prisa División Internacional, S.L. Furthermore, the parties agreed that the sellers will have an option to sell shares representing 24% of Prisa División Internacional, S.L., and that Prisa will have an option to buy the afore-mentioned shares once the term granted to the sellers has expired (see Notes 8 and 13).

In December 2005, Gran Vía Musical de Ediciones, S.L., sold its 100% stake in the record and leisure product distribution company El Diablo Distribución, S.L., (see Note 17).

The table below shows the main effects on the balance sheet of the acquisitions of subsidiaries:

	Thousands of Euros 31.12.2005
Non-current assets	12,784
Current financial assets and cash and cash equivalents	331
Other current assets	8,791
Current and non-current liabilities	19,953
Fair value of net assets acquired	**1,953**
Goodwill	**31,952**
Cash payments	28,452
Other means of payment	5,453
Total consideration	**33,905**

Multigroup companies-

In May 2005, Grupo Latino de Publicidad Colombia, Ltda. carried out a capital increase which was not subscribed by Prisa División Internacional, thereby reducing the latter's stake from 99.99% to 50%. Grupo Latino de Publicidad Colombia, Ltda. is no longer fully consolidated and is now proportionately consolidated.

Associated companies-

In June 2005, Guipúzcoa Televisión, S.A., 30% owned by Promotora de Emisoras de Televisión, S.A., acquired 90% of Televisión Bidasoa, S.L., which is now accounted for using the equity method.

In November 2005, Grupo Media Capital SPGS, S.A., 33% owned by Vertix SPGS, S.A., started to be accounted for using the equity method.

In December 2005, Prisaprint, S.L., sold its 49% stake in Field Mateu, S.L.

When comparing information for 2003, 2004 and 2005, these changes, the effect of which is presented separately in these notes to the consolidated financial statements in the "*Changes in the Scope of Consolidation*" column, should be taken into account.

(3) ACCOUNTING POLICIES

a) Property, plant and equipment

"*Property, Plant and Equipment*" are carried at cost, net of the related accumulated depreciation and impairment losses.

"*Property, Plant and Equipment*" acquired prior to 31 December 1983, is carried at cost, revalued pursuant to the applicable enabling legislation. Subsequent additions are stated at cost, revalued pursuant to Royal Decree-Law 7/1996 in the case of Diario El País, S.L., Sociedad Española de Radiodifusión, S.A., Prisa División Inmobiliaria, S.L., Promotora de Informaciones, S.A., Ítaca, S.L., Mateu Cromo Artes Gráficas, S.A., Macrolibros, S.A., Polestar Hispánica, S.L. and Algarra, S.A.

The costs of expansion, modernisation or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalised.

Period upkeep and maintenance expenses are charged directly to the consolidated income statement.

Property, plant and equipment is depreciated by the straight-line method at annual rates based on the years of estimated useful life of the related assets, the detail being as follows:

	Estimated Useful Life
Buildings and structures	50
Plant and machinery	5 - 10
Other items of property, plant and equipment	4 - 20

The amounts arising from the revaluation made pursuant to Royal Decree-Law 7/1996 are depreciated over the years of the residual useful life of the revalued assets at 31 December 1996.

The cost of assets held under finance leases is presented under the caption *"Non-Current Assets -Property, Plant and Equipment"* corresponding to the asset leased, and is depreciated over the projected useful life using the same method as that used to depreciate owned assets or over the relevant lease term should its useful life be shorter.

The gain or loss recorded on the disposal or retirement of an asset is calculated as the difference between the asset's sale price and its carrying amount and is recognised in the consolidated income statement.

b) Investment property

Investment property is valued at cost of acquisition less any accumulated depreciation. As of 31 December 2005, the carrying amount of these assets was €12,314 thousand and their market value was approximately €71,107 thousand. This market value is determined on the basis of reports prepared by independent experts.

Investment property is mainly property earmarked for lease under operating leases. The rental income earned in 2005 from the rental of such property amounted to approximately €3,073 thousand and is recorded under the caption *"Other Income"* in the accompanying consolidated income statement.

Investment property is depreciated by the straight-line method by distributing the cost of the various items over the estimated useful life according to the depreciation rates stated in Note 3-a, which constitutes the period over which the companies expect to use them.

c) Goodwill

Positive differences between the acquisition cost of ownership interests in consolidated companies and their corresponding underlying carrying amount at the time of the acquisition or at the date of first-time consolidation, are accounted for as follows:

- If the excess is assignable to specific assets of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose market values are higher (lower) than the carrying amounts at which they are recorded in the balance sheet of the companies acquired and which are treated in a similar way for accounting purposes to the Group's own assets (or liabilities).

- If the excess is assignable to specific intangible assets, by explicitly recognising them in the consolidated balance sheet, provided that the fair value at the date of acquisition can be determined reliably.

- The remaining differences are recorded as goodwill.

The assets and liabilities acquired are measured provisionally at the date on which the investment is acquired and the related value is reviewed within a maximum of one year following the acquisition date. Therefore, until the definitive fair value of the assets and liabilities has been established, the difference between the acquisition price and the carrying amount of the company acquired is provisionally recognised as goodwill.

Goodwill is considered as an asset of the company acquired and therefore, in the case of a subsidiary with a functional currency other than the euro, it is valued in that subsidiary's functional currency and is translated to euros using the exchange rate prevailing at the balance sheet date.

The Group prepares long-term business plans for its investments on the basis of its knowledge of the medium, the best available estimates of the conditions and future evolution of the market, the operational evolution planned for the business, compliance with legal conditions and the Group's future strategy. In relation to these business plans, the Group will obtain medium- and long-term profits that will allow it to recover the acquisition cost paid in excess of the fair value of the identifiable assets and liabilities acquired.

Goodwill acquired after 1 January 2004 is valued at acquisition cost and goodwill acquired prior to that date is valued at its carrying amount at 31 December 2003 in accordance with Spanish GAAP. In both cases, since 1 January 2004, goodwill has not been amortised and at each reporting date the Group estimates whether there has been any impairment that might have reduced the recoverable amount of the goodwill to below the carrying amount recorded, and, where applicable, the appropriate impairment loss is recognised (see Note 3-e).

When a subsidiary, associated or multigroup company is disposed of, the attributable amount of the goodwill is included in the calculation of the gain or loss on the disposal.

d) Intangible assets

The main items included under this caption and the valuation methods used are as follows:

Computer software-

This account includes the amounts paid to develop specific computer programmes and the amounts incurred in acquiring from third parties the licenses to use programmes. Computer software is amortised by the straight-line method over a period ranging from three to five years from the date on which it is brought into service.

Prototypes and master copies-

This account includes prototypes for the publication of books, which are measured at the costs incurred on materials and work performed by third parties to obtain the physical medium required for industrial mass reproduction. The prototypes are amortised by the straight-line method over three years from the date on which they are launched on the market, in the case of text books, atlases, dictionaries and major works, and over two years in the case of other publications. The cost of the prototypes of books that are not expected to be published is charged to the income statement for the year in which the decision not to publish is taken.

This account also includes audiovisual productions, which are recorded at the amounts incurred in their production with a view to their subsequent marketing. Audiovisual productions are amortised on the basis of the income expected to be obtained there from, over a maximum period of seven years from the date on which production is completed.

Lastly, this account includes music and audiovisual master copies, which are recorded at the cost incurred in the recording and manufacture of records. Master copies are amortised by the straight-line method over 15 months from the date on which the record is released.

Advances on copyright-

This account includes the advances paid to authors for the acquisition of book publishing rights. These advances are charged to the income statement from the date on which the book is launched on the market, at the rate established in each contract, which is applied to the book cover price. These items are presented in the balance sheet at cost, less the portion charged taken to income. This cost is reviewed each year and, where necessary, an allowance is booked based on the projected sales of the related publication.

Advances paid to artists and music producers are also recorded in this account. These advances, paid on account of royalties to be generated from the date the record is launched, are charged to income from that date, in accordance with the royalty set in each contract, until this has been recovered in full, which normally occurs in a period of more than one year.

Other intangible assets-

This account basically includes the amounts paid to acquire administrative concessions for the operation of radio frequencies. These are temporary administrative concessions, granted for renewable ten-year periods and amortised by the straight-line method over ten years, except for cases where the renewal costs are not significant, in which case they are deemed to be assets with an indefinite useful life.

e) Provisions and hedges for impairment losses

At the end of each year, or whenever considered necessary, assets are evaluated to determine whether there are any indications, of impairment losses. If there are any such indications, the recoverable amount of the asset is estimated to determine the necessary write-down. In the case of identifiable assets that individually do not give rise to cash flows, the recoverability of the cash-generating unit to which the asset belongs is estimated.

In the case of cash-generating units to which goodwill or intangible assets with an indefinite useful life have been allocated, recoverability is assessed systematically at the end of each fiscal year or whenever this is deemed necessary.

The recoverable amount is the higher of the market value less costs to sell and the value in use, the latter being understood to be the present value of the estimated future cash flows.

If the recoverable amount is lower than the asset's carrying amount, the corresponding impairment loss relating to the difference is recognised in the consolidated income statement under the caption *"Depreciation and Amortisation Charge"*.

Impairment losses recognised in assets in previous years are reversed when there is a change in the estimate of its recoverable amount, which increasing the asset's value up to the original carrying amount prior to the loss in value. The reversal of the impairment loss is recognised immediately as income in the consolidated income statement. In the case of goodwill, write-downs may not be reversed.

f) Investments accounted for using the equity method

Investments in companies over which the Group has significant influence are accounted for using the equity method, which consists of replacing the carrying amount at which these investments are stated in the financial statements of the respective Group companies by the amount relating to the percentage of the equity of each investee owned. Also included under this caption is the goodwill generated in the acquisition of these companies.

The dividends received from these investees are recorded by reducing the value of the investment, and the results obtained by these investees that correspond to the Group on the basis of its percentage of ownership are booked, net of the related tax effect, in the consolidated income statement under the caption *"Result of Companies Accounted for Using the Equity Method"*.

g) Non-current assets classified as held for sale

Non-current assets classified as held for sale are carried at the lower of their carrying amount and their fair value less cost to sell, and are not depreciated.

Non-current assets are classified as held for sale when their carrying amount is expected to be recovered through their subsequent disposal and not through their continued use in the course of the company's main business activity. This condition is deemed to have been met only when disposal is highly probable and the asset is available for immediate sale in its

current state. Management must be committed to the disposal, which will foreseeably be concluded within one year from the date of classification.

h) Profit (loss) from discontinued operations

A discontinued activity is a business line which the Group has decided to discontinue and/or dispose of and whose assets, liabilities and profit or loss can be distinguished physically, at operating level and for financial reporting purposes.

Income and expenses from discontinued operations are presented separately in the consolidated income statement under the caption *"Profit (Loss) after tax from Discontinued Operations"*.

i) Inventories

Inventories of raw materials and other supplies and commercial products or finished goods purchased from third parties are valued at the lower of their average acquisition cost or market value.

Work-in-progress and finished goods produced in-house are valued at the lower of average production cost or market value. Production cost includes the cost of materials used, labour and in-house and third-party direct and indirect manufacturing expenses.

Obsolete, defective or slow-moving inventories have been reduced to their realisable value.

At year-end the Group assesses the net realisable value of its inventories and makes the appropriate provisions when they are overstated. When the circumstances which previously caused the provision to be made have ceased to exist or when it is clear that the increase in the net realisable value is due to a change in economic circumstances, the amount recorded is reversed.

j) Financial instruments

Non-current financial assets-

- Loans and receivable: are recorded at amortised cost, i.e. cash paid less reimbursements of the principal, plus accrued interest receivable, in the case of loans, and the present value of the related consideration in the case of accounts receivable. The Group records the corresponding provisions for the difference between the recoverable amount of the accounts receivable and the carrying amount at which they are stated.

- Held-to-maturity investments: are those which the Group intends to, and is capable of, holding until maturity, which are recorded at amortised cost. At 31 December 2004 and 2005, the Group had no such assets.

- Financial assets classified as at fair value through profit or loss: include the held-for-trading financial assets and financial assets which are managed and evaluated using the fair value model. At 31 December 2004 and 2005, the Group had no such assets.

- Available-for-sale financial assets: are the remaining assets not included in the three categories above, which relate substantially in full to equity investments. These investments are recorded in the consolidated balance sheet at fair value when it is possible to determine this reliably. It is not normally possible to determine reliably the market value of investments held in unlisted companies and, therefore, these are measured at acquisition cost or a lower amount if there are signs of impairment.

Cash and cash equivalents-

This caption in the consolidated balance sheet includes mainly cash on hand and at banks, current accounts and other highly liquid current assets that are quickly realisable in cash and are subject to an insignificant risk of changes in value.

Financial liabilities-

Loans, bonds and other similar liabilities are carried at the amount received, net of transaction costs. Interest expenses, including premiums payable on settlement or redemption and transaction costs, are recognised in the consolidated income statement on an accrual basis using the effective interest method. The amount accrued and not paid is added to the carrying amount of the instrument if settlement is not made during the accrued period.

Amounts payable are recognised initially at market value and are subsequently measured at amortised cost using the effective interest rate method.

Derivative financial instruments and hedge accounting-

The Group is exposed to fluctuations in exchange rates in the various countries in which it operates. In order to mitigate this risk, foreign exchange hedges are used, on the basis of its projections and budgets, when the market outlook so requires.

Similarly, the Group is exposed to exchange rate risk as a result of potential fluctuations in the various currencies in which its bank borrowings are denominated (see Note 12). It therefore uses hedging instruments for transactions of this nature when the market outlook so requires.

The Group is also exposed to the risk of interest rate fluctuations since all of its bank borrowings bear interest at floating rates (see Note 12). Consequently, the Group arranges interest rate hedges, basically through contracts providing for interest rate caps.

At year-end, the contracts in force were valued by comparing, for each contract on a case-by-case basis, the price agreed on with the market value of each currency and the reference interest rate, if any, at year-end, and changes in the value thereof are recognised in the consolidated income statement.

Compound financial instruments-

The exchangeable bond issue made by the Group meets the requirements in IFRSs for being considered to be an "Equity instrument". Therefore, the amount corresponding to the liability component which represents the fair value of the option included in this instrument, of the

net amount received since the bond issue was separated from the equity component (see Note 10).

k) Long-term provisions

Obligations existing at the consolidated balance sheet date arising as a result of past events which could give rise to a loss for the Group which is uncertain as to its amount and timing are recognised in the consolidated balance sheet as provisions at the present value of the most probable amount that it is considered the Group will have to pay to settle the obligation.

Provisions for taxes-

The *"Provision for Taxes"* caption relates to the estimated amount of the tax debts whose exact amount or date of payment has not yet been determined, since they depend on the fulfilment of certain conditions.

Provisions for third-party liability-

At 31 December 2005, several lawsuits and claims had been filed against the consolidated companies that arose during the normal course of their activities. The Group's legal advisers and its directors consider that the outcome of these proceedings and claims will not have a material effect on the financial statements for the years in which they end.

This caption also relates to the estimated amount required to cover potential claims arising from obligations assumed by the consolidated companies in the course of their commercial operations and to the estimated termination benefits payable to employees whose contracts are expected to be terminated.

l) Provisions for returns

This caption refers mainly to the estimated amount (relating mainly to the Santillana de Ediciones, S.L. group companies) of sales returns received after year-end. This amount is estimated on the basis of the realisable value of the inventories returned.

m) Revenue and expense recognition

Revenue and expenses are recognised on an accrual basis, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the consolidated companies only recognise realised income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

n) Offsetting

Asset and liability balances must be offset and, therefore, the net amount presented in the consolidated balance sheet when, and only when, they arise from transactions in which, contractually or by law, offsetting is permitted and the Company intends to settle them on a net basis, or to realise the asset and settle the liability simultaneously.

o) Tax matters

The income tax expense for the year is calculated as the sum of the current income tax expense and the deferred tax assets and liabilities. The current corporate income tax expense is calculated by applying the tax rate in force to the taxable profit, after deducting the tax relief and tax credits generated and taken in the year.

The corporate income tax expense is recorded in the consolidated income statement or in equity accounts in the consolidated balance sheet, depending on where the gains or losses giving rise to it originate.

Deferred tax assets and liabilities arise from temporary differences defined as the amounts expected to be payable or recoverable in the future and which arise from differences between the carrying amount of assets or liabilities and their tax bases. These amounts are recorded applying to the temporary differences the tax rate at which they are expected to be recovered or settled.

Deferred tax assets may also arise from tax loss and tax credit carryforwards.

The related deferred tax liability is recognised for all taxable temporary differences, unless the temporary difference derives from the initial recognition of goodwill or the initial recognition (except in a business combination) of other assets and liabilities in a transaction that did not affect the taxable profit or accounting profit when it was carried out.

Deferred tax assets identified with deductible temporary differences are only recognised if it is considered likely that the consolidated companies will have sufficient taxable profits in the future against which to realise them and they do not derive from the initial recognition (expect in a business combination) of other assets and liabilities in a transaction that does not affect taxable profit or the accounting profit. The remaining deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered likely that the consolidated companies will have sufficient taxable profits in the future against which to realise them.

The deferred tax assets and liabilities recognised are reviewed at each accounting close to check that they still exist, and the appropriate corrections being made on the basis of the results of the review.

In Spain, Promotora de Informaciones, S.A. files consolidated tax returns as permitted by the Corporation Tax Law. It is the Parent of tax group no. 2/91 which includes all its subsidiaries (see Appendix I) that meet the requirements in the legislation governing the taxation of the consolidated profit of corporate groups.

p) Foreign currency transactions

Foreign currency transactions are translated to euros (the Group's functional currency) at the exchange rates ruling at the transaction date. During the year, differences arising between the exchange rate recorded and that prevailing at the date of collection or payment are recognised as finance income or finance costs in the consolidated income statement.

Also, balances receivable or payable at 31 December each year in currencies other than the functional currency in which the consolidated companies' financial statements are denominated are translated to euros at the year-end exchange rate. Translation differences are recognised as financial items in the consolidated income statement.

q) Current/non-current classification

Debts and credits are recorded at face value. Debts and credits maturing in under 12 months from the balance sheet date are classified as current assets or liabilities and those maturing at over 12 months as non-current assets or liabilities.

r) Share-based payment

The Group pays some employees share-based payments in the form of equity instruments settled in cash. Share- based payments in the form of equity instruments are valued at fair value at the grant date. The fair value at the grant date of share-based payments in the form of equity instruments is charged to income on a straight-line basis throughout the vesting period, in line with the estimates carried out by the Group regarding the shares which will finally vest, with a credit to *"Net Equity - Other Reserves"*.

s) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

- Net debt: is the amount of short- and long-term *"Bank Borrowings"* less *"Cash and Cash Equivalents"*, less *"Current Financial Assets"*.
- Cash flows from operating activities: cash flows from activities constituting the main purpose of the group's business.
- Recurrent investments: acquisitions of property, plant and equipment, intangible assets and real estate in order to maintain and, in some cases, develop the operating capacity of each business line.
- Operating cash flow: is the net cash flow from the operating activities less recurrent investments.
- Investments in financial assets: are those made to acquire investments in companies.
- Financial income (loss): arising from finance income and costs.
- Dividends paid: dividends paid by the Parent.

t) Environmental impact

In view of the printing activities carried out by certain consolidated Group companies, basically Diario El País, S.L. and Dédalo Grupo Gráfico, S.L., and in accordance with current legislation, these companies control the degree of pollution caused by waste and emissions, and have an adequate waste disposal policy in place. The expenses incurred in this connection, which are not material, are expensed currently.

The evaluation carried out indicates that the Group does not have any environmental liability, expenses, assets, provisions or contingencies that could materially impact its equity, financial position or results.

(4) PROPERTY, PLANT AND EQUIPMENT

2005

The variations recorded in 2005 in this caption in the consolidated balance sheet were as follows:

	Thousands of Euros							
	Balance at 31.12.2004	Monetary Adjustment	Translation Differences	Changes in Consolida-tion Scope	Additions	Retirements	Transfers	Balance at 31.12.2005
Cost:								
Land and structures	150,484	1,380	8,204	6,230	9,193	(4,778)	4,001	174,714
Plant and machinery	326,715	1,649	8,885	3,197	13,368	(14,360)	5,685	345,139
Other items of property, plant and equipment	118,125	816	4,699	525	10,350	(5,114)	4,185	133,586
Advances and property, plant and equipment in the course of construction	18,033	2	756	-	24,773	(2,603)	(18,154)	22,807
Total cost	**613,357**	**3,847**	**22,544**	**9,952**	**57,684**	**(26,855)**	**(4,283)**	**676,246**
Accumulated depreciation:								
Structures	(39,364)	(651)	(1,561)	(1,045)	(2,648)	184	293	(44,792)
Plant and machinery	(195,266)	(1,320)	(6,601)	(3,192)	(20,830)	13,630	(637)	(214,216)
Other items of property, plant and equipment	(81,274)	(673)	(3,637)	(864)	(11,130)	4,067	643	(92,868)
Total accumulated depreciation	**(315,904)**	**(2,644)**	**(11,799)**	**(5,101)**	**(34,608)**	**17,881**	**299**	**(351,876)**
Impairment losses:								
Structures	(282)	-	-	-	-	197	-	(85)
Plant and machinery	(240)	-	-	-	-	240	-	-
Other items of property, plant and equipment	-	-	-	-	-	-	-	-
Total impairment losses:	**(522)**	-	-	-	-	**437**	-	**(85)**
Property, plant and equipment, net	**296,931**	**1,203**	**10,745**	**4,851**	**23,076**	**(8,537)**	**(3,984)**	**324,285**

The most significant transactions in 2005 were as follows:

Changes in the scope of consolidation-

The changes in the scope of consolidation relate to the companies detailed in Note 2e.

Additions -

The additions to the *"Land and structures"* account correspond primarily to Prisa Divisi6n Inmobiliaria, S.L., in relation to the renovation work underway on the Miguel Yuste building. In addition, Diario El País, S.L. expanded its registered office in Barcelona to house a new rotary press.

The additions to the *"Plant and machinery"* account include the acquisition and start up of a new rotary press for the printing plant in Madrid.

The additions to the *"Advances and property, plant and equipment in the course of construction"* account include the expansion of the following printing plants: Distribuciones Aliadas, S.A., in Seville and Dédalo Heliocolor, S.L., in Guadalajara. In addition, this caption includes the renovation work underway at the floors occupied by Sociedad Española de Radiodifusión, S.A., at Gran Vía, 32, in Madrid. Furthermore, it includes an advance of €2,325 thousand intended for the purchase of machinery to expand the rotary presses at the Diario El País, S.L. printing plants in Madrid and Barcelona.

Retirements-

The retirements from the *"Plant and machinery"* caption, relating to both cost and accumulated depreciation, owe primarily to the retirement of fully depreciated assets.

Transfers-

The transfers to the *"Plant and machinery"* account relate primarily to Diario El País, S.L., due to the completion of the expansion and assembly of the new rotary press at the printing plant in Madrid, which was retired from the *"Advances and property, plant and equipment in the course of construction"* account.

The transfers from the *"Advances and property, Plant and Equipment in the Course of Construction"* account correspond primarily to non-current assets of Sociedad Española de Radiodifusión, S.A., the adaptation and assembly of which have concluded and which has been recorded in the *"Other items of property, plant and equipment"* account.

As of 31 December, 2005, the carrying amount of property, plant and machinery subject to ownership restrictions totalled €1,957 thousand.

As of 31 December, 2005, Diario El País, S.L. had firm property, plant and equipment purchase commitments amounting to €5,425 thousand to improve the production processes at its printing plants in Madrid and Barcelona.

As of 31 December 2005, the Prisa Group's fully depreciated property, plant and equipment items in use amounted to €138,463 thousand.

As of 31 December 2005, the *"Property, plant and equipment"* caption in the consolidated balance sheet included assets held under finance leases amounting to €10,423 thousand.

In 1996, pursuant to the applicable asset revaluation legislation, the cost of the various property, plant and equipment captions was increased. The consolidated detail of this revaluation as of 31 December 2005, is as follows:

	Thousands of Euros
Land and structures	10,808
Plant and machinery	5,497
Other items of property, plant and equipment	701
Total	17,006

The 2005 depreciation charge relating to property, plant and equipment revalued pursuant to Royal Decree-Law 7/1996 of June 7, amounted to €121 thousand.

The Group companies take out insurance policies to cover the potential risks to which the various items of this heading are exposed. As of 31 December, 2005, the insurance policies taken out sufficiently covered the risks to which they are exposed.

2004

The variations recorded in 2004 in this caption in the consolidated balance sheet were as follows:

	Thousands of Euros							
	Balance at 31.12.2003	Monetary Adjustment	Translation Differences	Changes in Consoli-dation Scope	Additions	Retirements	Transfers	Balance at 31.12.2004
Cost:								
Land and structures	148,771	1,215	(831)	45	6,124	(3,442)	(1,398)	150,484
Plant and machinery	306,099	1,133	423	(3,532)	18,909	(9,847)	13,530	326,715
Other items of property, plant and equipment	105,445	725	(148)	1,721	11,594	(3,382)	2,170	118,125
Advances and property, plant and equipment in the course of construction	15,448	(1)	(28)	(63)	19,660	(609)	(16,374)	18,033
Total cost	**575,763**	**3,072**	**(584)**	**(1,829)**	**56,287**	**(17,280)**	**(2,072)**	**613,357**
Accumulated depreciation:								
Structures	(39,354)	(584)	123	(11)	(3,262)	3,324	400	(39,364)
Plant and machinery	(182,542)	(769)	(757)	2,905	(19,680)	6,495	(918)	(195,266)
Other items of property, plant and equipment	(72,492)	(602)	195	(979)	(10,871)	2,658	817	(81,274)
Total accumulated depreciation	**(294,388)**	**(1,955)**	**(439)**	**1,915**	**(33,813)**	**12,477**	**299**	**(315,904)**
Impairment losses:								
Structures	(85)	-	-	-	(197)	-	-	(282)
Plant and machinery	(974)	-	-	-	(240)	974	-	(240)
Other items of property, plant and equipment	-	-	-	-	(584)	584	-	-
Total impairment losses	**(1,059)**	-	-	-	**(1,021)**	**1,558**	-	**(522)**
Property, plant and equipment, net	**280,316**	**1,117**	**(1,023)**	**86**	**21,453**	**(3,245)**	**(1,773)**	**296,931**

The most significant transactions in 2004 were as follows:

Additions -

The additions to the *"Land and structures"* account relate basically to improvements and refurbishments made in 2004 to various buildings belonging to Group companies.

The additions to the *"Plant and machinery"* account include mainly the acquisition and entry into service of a new rotary press for Diario El País, S.L.'s printing plant in Madrid.

The additions to the *"Other items of property, plant and equipment"* account include, inter alia, investments of €7,501 thousand in computer and communications equipment related to the projects being carried out by the Group as part of its Technological Plan.

The *"Advances and property, plant and equipment in the course of construction"* account includes the general and technical renovation work carried out on the floors occupied by Sociedad Española de Radiodifusión, S.A. at Gran Vía, 32, Madrid and the advance delivered by Diario El País, S.L. for the purchase of a new rotary press for its printing plant in Barcelona, which came into service in 2005.

Retirements-

The retirements from the *"Land and structures"* caption include, inter alia, the sale of various buildings and land located in Pinto (Madrid) by Dédalo Grupo Gráfico, S.L. and Prisa División Inmobiliaria, S.L., the sale by Prisa División Inmobiliaria, S.L. of various premises and the sale by El Correo de Andalucía, S.L. of an industrial building in Seville.

The retirements from the *"Plant and machinery"* account also include the sale of closing equipment by Diario El País, S.L.

Transfers-

The transfers from the *"Advances and property, plant and equipment in the course of construction"* account relate mainly to machinery owned by Diario El País, S.L. whose expansion, adjustment and assembly was completed and which recorded in the *"Plant and machinery"* account.

As of 31 December 2004, Diario El País, S.L. had firm property, plant and equipment purchase commitments amounting to €4,650 thousand to improve production processes at its printing plant in Barcelona.

As of 31 December 2004, the Prisa Group's fully depreciated property, plant and equipment items in use amounted to €129,624 thousand.

As of 31 December 2004, the carrying amount of the Group's *"Property, plant and equipment"* included assets held under finance leases amounting to €16,388 thousand.

(5) GOODWILL

2005

The breakdown of and variations in 2005 in the goodwill relating to fully and proportionately consolidated companies were as follows:

	Thousands of Euros						
	Balance at 31.12.2004	Translation Differences	Additions	Impairment Losses	Retirements	Transfers	Balance at 31.12.2005
Consolidation goodwill relating to fully and proportionately consolidated companies:							
Canal 4 Navarra, S.L.	2,640	-	-	-	-	-	2,640
Dédalo Grupo Gráfico, S.L.	11,639	-	3,294	-	-	-	14,933
Ediciones LM, S.L.	-	-	-	-	-	2,838	2,838
Editora Moderna, Ltda.	60,565	-	-	-	-	-	60,565
Espacio Editorial Andaluza Holding, S.L.	14,994	-	-	-	-	-	14,994
Gerencia de Medios, S.A.	33,944	-	-	-	-	-	33,944
Grupo Latino de Radio, S.L.	9,109	-	-	-	-	-	9,109
Inversiones Grupo Multimedia de Comunicaciones, S.A.	3,074	-	-	-	-	-	3,074
Lirics and Music, S.L.	3,993	-	-	-	-	-	3,993
Editora Objetiva, Ltda.	-	-	8,345	-	-	-	8,345
Ona Catalana, S.A.	-	-	20,086	-	-	-	20,086
Radio Continental, S.A.	-	-	3,361	-	-	-	3,361
Sistema Radiópolis, S.A. de C.V.	31,338	-	-	-	-	-	31,338
Other	17,111	754	260	(362)	(1,251)	-	16,512
Total consolidation goodwill relating to fully and proportionately consolidated companies	188,407	754	35,346	(362)	(1,251)	2,838	225,732

Additions-

The additions to goodwill of Editora Objetiva, Ltda., Ona Catalana, S.A. and Radio Continental, S.A. arose from the transactions described in Note 2-e.

The addition to the goodwill of Dédalo Grupo Grafico, S.L. was due to the increase with share premium carried out in December 2005 and to the adjustment made to the cost of the merger of the Prisa Group's printing businesses in Spain with the UK group Polestar envisaged in the initial business combination agreement.

Transfers-

The transfer of the goodwill of Ediciones LM, S.L. was the result of the change in the company's consolidation method, from the equity method to the full consolidation method.

2004

The breakdown of and variations in 2004 in goodwill relating to fully and proportionately consolidated companies were as follows:

	Thousands of Euros						
	Balance at 31.12.2003	Translation Differences	Additions	Impairment Losses	Retirements	Transfers	Balance at 31.12.2004
Consolidation goodwill relating to fully and proportionately consolidated companies:							
Canal 4 Navarra, S.L.	-	-	2,640	-	-	-	2,640
Dédalo Grupo Gráfico, S.L.	13,445	-	224	-	(2,030)	-	11,639
Ediciones Musicales Horus, S.A.	1,146	-	-	(14)	(1,132)	-	-
Editora Moderna, Ltda.	60,565	-	-	-	-	-	60,565
Espacio Editorial Andaluza Holding, S.L.	14,994	-	-	-	-	-	14,994
Gerencia de Medios, S.A.	33,944	-	-	-	-	-	33,944
Grupo Latino de Radio, S.L.	-	-	9,109	-	-	-	9,109
Inversiones Grupo Multimedia de Comunicaciones, S.A.	3,070	4	-	-	-	-	3,074
Lirics and Music, S.L.	685	-	3,524	(216)	-	-	3,993
Sistema Radiópolis, S.A. de C.V.	31,338	-	-	-	-	-	31,338
Other	13,255	34	3,434	(27)	-	415	17,111
Total consolidation goodwill relating to fully and proportionately consolidated companies:	172,442	38	18,931	(257)	(3,162)	415	188,407

Additions-

The addition to the goodwill of Canal 4 Navarra, S.L. arose on the acquisition by Promotora de Emisoras de Televisión, S.A. of the remaining 49% of this company.

On 7 May 2004, Prisa acquired a 13.24% holding in Grupo Latino de Radio, S.L. for €16,513 thousand from Invernac & Cia S.C.A. and Compañía del Litoral, S.A., belonging to Grupo Valores Bavaria, S.A. The Prisa Group owned the remaining 86.76% of the capital of this company through Prisa División Internacional, S.L. The sale was made after this same sum was paid by Valores Bavaria, S.A. to repay its outstanding debt incurred as a result of the refunded contributions made by Participaciones de Radio Latinoamericana, S.A. (dissolved in 2005) and by Grupo Caracol companies. Consequently, there was also an indirect increase in the Prisa Group's investments, though its subsidiary Grupo Latino de Radio, S.L., in Participaciones de Radio Latinoamericana, S.L., Sistema Radiópolis, S.A de C.V. and Caracol, S.A. All these events are reflected in additions to the goodwill of Grupo Latino de Radio, S.L.

The addition to the goodwill of Lirics and Music, S.L. arose as a result of the Prisa Group increasing its stake in the company from 60% to 100% in March 2004.

The "*Other*" caption includes the addition to goodwill generated by the increase in the holding in Málaga Altavisión, S.A. and its subsidiaries Axarquía Visión, S.A., Marbella Digital Televisión, S.A. and Telecomunicaciones Antequera, S.A., previously accounted for using the equity method and now fully consolidated.

This caption also includes the additions to goodwill of Legal Affairs Consilium, S.L. and Collserola Audiovisual, S.L. arising from the acquisition by Promotora de Emisoras de Televisión, S.A. of all the shares of Legal Affairs Consilium, S.L.. This account also includes an addition to the goodwill of Televisión, Medios y Publicidad, S.L. as a result of the acquisition in September 2004 of an additional 16.20% of the company, and Radio Gibralfaro, S.A. as a result of its inclusion in the scope of consolidation.

Retirements-

The changes in the goodwill of Dédalo Grupo Gráfico, S.L. arose from the adjustments triggered by the merger of the Prisa Group's printing businesses in Spain and the UK printing group Polestar in December 2003.

The retirement of goodwill of Ediciones Musicales Horus, S.A. was due to the retirement of assets of the recording business by virtue of the agreement between the Prisa Group and Universal Music Spain, S.L.

Transfers-

The aforementioned change in the method used to consolidate Málaga Altavisión, S.A. and its subsidiaries prompted the transfer of goodwill that arose on the Group's investments in these companies.

(6) INTANGIBLE ASSETS

2005

The breakdown of and variations in 2005 in *"Intangible Assets"* were as follows:

	Thousands of Euros							
	Balance at 31.12.2004	Monetary Adjustment	Translation differences	Changes in Consolida-tion Scope	Additions	Retire-ments	Transfers	Balance at 31.12.2005
Cost:								
Computer software	49,291	141	958	60	8,733	(994)	2,471	0,660
Prototypes and master copies	112,850	456	8,335	(103)	26,512	(4,739)	537	143,848
Advances on copyright	15,857	-	541	(188)	7,219	(2,634)	(3,197)	17,598
Other intangible assets	15,593	272	1,120	1,505	3,787	(622)	1,440	23,095
Total cost	**193,591**	**869**	**10,954**	**1,274**	**46,251**	**(8,989)**	**1,251**	**245,201**
Accumulated amortisation:								
Computer software	(32,878)	(129)	(740)	(63)	(7,864)	843	(6)	(40,837)
Prototypes and master copies	(68,993)	(432)	(5,045)	75	(23,093)	2,253	236	(94,999)
Advances on copyright	(1,892)	-	(537)	-	(3,326)	69	3,364	(2,322)
Other intangible assets	(5,484)	(156)	(472)	(541)	(704)	21	(287)	(7,623)
Total accumulated amortization	**(109,247)**	**(717)**	**(6,794)**	**(529)**	**(34,987)**	**3,186**	**3,307**	**(145,781)**
Impairment losses:								
Computer software	-	-	-	-	-	-	-	-
Prototypes	-	(1)	-	-	100	-	(141)	(42)
Advances on copyright	(6,254)	-	(65)	-	(1,972)	171	458	(7,662)
Other intangible assets	-	-	-	-	-	131	(131)	-
Total impairment losses	(6,254)	(1)	(65)	-	(1,872)	302	186	(7,704)
Intangible assets, net	78,090	151	4,095	745	9,392	(5,501)	4,744	91,716

The most significant transactions in 2005 were as follows:

Changes in the scope of consolidation-

The changes in the scope of consolidation relate to the companies detailed in Note 2e.

Additions-

The additions to the *"Computer software"* account correspond primarily to software acquired and/or developed by third parties for Sociedad Española de Radiodifusión, S.A., Grupo Santillana de Ediciones, S.L. and Promotora de Informaciones, S.A. for the various projects being carried out by the Group as part of its Technological Plan.

The additions to the *"Prototypes and master copies"* account include mainly additions of prototypes for the publication of books at Grupo Santillana de Ediciones, S.L. and audiovisual production costs incurred by Plural Entertainment España, S.L.

"Advances on copyright" mainly include additions for operations carried out at Grupo Santillana de Ediciones, S.L.

Retirements-

The retirements from the *"Prototypes and master copies"* and *"Advances on copyright"* accounts relate to Grupo Santillana de Ediciones, S.L. and Gran Vía Musical de Ediciones, S.L.

As of 31 December 2005, the Prisa Group's fully amortised intangible assets in use amounted to €35,504 thousand.

2004

The breakdown of and variations in 2004 in *"Intangible Assets"* were as follows:

	Thousands of Euros							
	Balance at 31.12.2003	Monetary Adjustment	Translation Differences	Changes in Consolida-tion Scope	Additions	Retire-ments	Transfers	Balance at 31.12.2004
Cost:								
Computer software	41,350	189	103	(8)	4,666	(473)	3,464	49,291
Prototypes and master copies	100,304	(177)	(1,111)	629	27,144	(13,780)	(159)	112,850
Advances on copyright	20,803	-	(97)	291	5,567	(7,993)	(2,714)	15,857
Other intangible assets	18,847	197	59	(126)	1,891	(2,008)	(3,267)	15,593
Total cost	**181,304**	**209**	**(1,046)**	**786**	**39,268**	**(24,254)**	**(2,676)**	**193,591**
Accumulated amortisation:								
Computer software	(26,182)	(236)	(31)	3	(6,687)	247	8	(32,878)
Prototypes and master copies	(56,732)	183	547	(539)	(23,007)	10,628	(73)	(68,993)
Advances on copyright	(2,497)	-	(20)	(141)	(2,970)	863	2,873	(1,892)
Other intangible assets	(4,356)	(170)	(46)	(111)	(893)	1,780	(1,688)	(5,484)
Total accumulated amortisation	**(89,767)**	**(223)**	**450**	**(788)**	**(33,557)**	**13,518**	**1,120**	**(109,247)**
Impairment losses:								
Computer software	-	-	-	-	-	-	-	-
Prototypes	-	-	-	-	-	-	-	-
Advances on copyright	(4,861)	(1)	(74)	(32)	(3,301)	2,042	(27)	(6,254)
Other intangible assets	-	-	-	-	-	-	-	-
Total impairment losses	**(4,861)**	**(1)**	**(74)**	**(32)**	**(3,301)**	**2,042**	**(27)**	**(6,254)**
Intangible assets, net	**86,676**	**(15)**	**(670)**	**(34)**	**2,410**	**(8,694)**	**(1,583)**	**78,090**

The most significant transactions in 2004 were as follows:

Additions-

The additions to the *"Computer software"* account relate mainly to software acquired and/or developed by third parties for Diario El País, S.L. and Grupo Santillana de Ediciones, S.L.

The additions to the *"Prototypes and master copies"* account mainly include additions of prototypes for the publication of books at Grupo Santillana de Ediciones, S.L. and audiovisual production costs incurred by Plural Entertainment España, S.L.

The *"Advances on copyright"* caption includes the additions from operations performed at Grupo Santillana de Ediciones, S.L. and Gran Vía Musical de Ediciones, S.L.

Retirements-

The retirements from the *"Prototypes and master copies"* and *"Advances on copyright"* accounts correspond primarily to Gran Vía Musical de Ediciones, S.L., in relation to the agreement Prisa reached with Universal Music Spain, S.L. for the sale of the recording rights of its leading artists and to use of the musical catalogues of its subsidiaries Gran Vía Musical de Ediciones, S.L., Compañía Discográfica Muxxic Records, S.A., Ediciones Musicales Horus, S.A. and Eurotropical de Producciones Discográficas, S.L. The agreement included a repurchase option for the recording assets to be bought back at market price after a period of five years. During this period Prisa has the right to participate in the commercial exploitation of the recording assets. The agreement also includes commitments relating to the temporary assignment to Universal Music Spain, S.L. of the right to use music labels for the commercial

exploitation of recording products, and a commitment by Universal Music Spain, S.L. to make expenditure on advertising in the Prisa Group's media.

The retirements from the *"Prototypes and master copies"* account also relate to the retirement of prototypes belonging to Grupo Santillana de Ediciones, S.L., whose commercial exploitation was deemed to have ended and which had been fully amortized.

As of 31 December 2004 the Prisa Group's fully amortised intangible assets in use amounted to €27,852 thousand.

(7) NON-CURRENT FINANCIAL ASSETS

The breakdown of the balance of this caption in the consolidated balance sheet is as follows:

	Thousands of Euros	
	31.12.2005	31.12.2004
Loans and receivables	30,441	83,664
Available-for-sale financial assets	54,964	19,418
Allowances	(6,708)	(6,498)
Total non-current financial investments	78,697	96,584

The decrease in the *"Loans and receivables"* caption corresponds primarily to the repayment of the participating loan granted by Prisa to Sogecable, S.A. in July 2003 for €50,000 thousand and of the related capitalised interest.

The change in the *"Available-for-Sale financial assets"* caption corresponds primarily to the acquisition of an investment of 15.50% in the share capital of Le Monde, S.A. for €32,468 thousand.

(8) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

2005

As of 31 December 2005, the Group's most significant investments in associated companies were as follows:

	Thousands of Euros				
	Balance at 31.12.2004	Additions	Retirements	Share of Results	Balance at 31.12.2005
Investments accounted for using the equity method:					
Antena 3 de Radio, S.A.	6,803	-	(8,352)	9,085	7,536
Beralán, S.A.	551	-	(15)	(44)	492
Field Mateu, S.L.	2,491	-	(500)	(1,991)	-
Iberbanda, S.A.	18,110	-	-	(39,830)	(21,720)
Inversiones Godó, S.A.	589	-	(74)	(67)	448
Media Capital, SPGS, S.A.	-	41,272	-	1,136	42,408
Novotécnica, S.A.	3,280	-	(555)	2,103	4,828
Onda Musical, S.A.	2,087	-	(208)	346	2,225
Promotora de Emisoras de Televisión, S.A. (subsidiaries)	975	3,080	-	(1,928)	2,127
Sogecable, S.A.	32,313	48,787	(8,877)	2,026	74,249
S.S.R. Unión Radio, S.L. (subsidiaries)	1,395	18	(862)	42	593
Other	417	819	(3,811)	2,758	183
Total	**69,011**	**93,976**	**23,254)**	**(26,364)**	**113,369**
Capital payments payable	(90)	(23)	-	-	(113)
Total investments accounted for using the equity method:	**68,921**	**93,953**	**(23,254)**	**(26,364)**	**113,256**
	Balance at 31.12.2004	Additions	Transfers	Impairment Losses	Balance at 31.12.2005
Goodwill of companies accounted for using the equity method:					
Promotora de Emisoras de Televisión, S.A. (subsidiaries)	1,611	1,186	-	(2,797)	-
Ediciones LM, S.L.	2,838	-	(2,838)		-
Grupo Media Capital, SPGS, S.A.	-	219,702	-	-	219,702
Sogecable, S.A.	256,253	52,877	-	-	309,130
Other	1,644	1,109	-	1	2,754
Total goodwill of companies accounted for using the equity method	**262,346**	**274,874**	**(2,838)**	**(2,796)**	**531,586**

Investments accounted for using the equity method-

In 2005, Prisa acquired for €25,238 thousand, through the purchase of shares on the market, an additional holding of 0.70% in Sogecable, S.A. Also, in June 2005, it subscribed to the capital increase at Sogecable, S.A., subscribing the shares relating to its ownership interest and acquiring an additional investment of 0.80%, for a total amount of €74,709 thousand in this transaction. As a result of these transactions, Prisa's ownership interest in Sogecable, S.A. rose from 23.00% to 24.50% in 2005.

On 2 November 2005, Prisa submitted to the Spanish National Securities Market Commission (CNMV) a tender offer for the shares of Sogecable, S.A., which was approved by this Commission on 23 January 2006 (see Note 22). The offer involves 26,712,926 shares, representing 20% of the share capital of Sogecable, S.A., and is conditional upon the acquisition by Prisa of shares representing 16% of the share capital of Sogecable, S.A. Should, as a result of the offer, Prisa acquire all the shares in question, its ownership interest in Sogecable, S.A. would amount to 44.50% of share capital. The consideration offered is €37 per share, which will be paid in full in cash.

The addition of Media Capital, SPGS, S.A. arose from the purchase by Promotora de Informaciones, S.A. of all the shares of Vertix, SPGS, S.A., which holds 33% of Media Capital, SPGS, S.A. Within the framework agreement for the transaction, the sellers granted Prisa

preemption rights on the shares owned by them and on any shares of Media Capital, SGPS, S.A. that they might come to own, up to a maximum of 13.32% of the share capital.

In exchange for the preemption right, Prisa granted the sellers a put option on a minimum of 12% and a maximum of 13.32% of the share capital of Media Capital, SGPS, S.A., to be exercised in a period of between 24 and 27 months subsequent to 8 November 2005.

The remaining additions relate basically to acquisitions of shareholdings and the incorporation of companies, the most significant being Promotora de Emisoras de Televisión, S.A., a local television business holding company which continued to expand throughout 2005.

The retirements correspond primarily to dividends paid by the companies and to exclusions from the scope of consolidation, as in the case of Field Mateu, S.L.

Consolidation goodwill of companies on investments accounted for using the equity method-

The addition to the goodwill of Sogecable, S.A. arose from the Prisa Group's successive acquisitions of investments in this company in 2005.

The addition to the goodwill of Grupo Media Capital, SGPS, S.A. was due to the acquisition by Promotora de Informaciones, S.A., of 33% of this group.

The transfer of goodwill of Ediciones LM, S.L. is due to the change in the method by which this company is consolidated (from the equity method to full consolidation) after the requisite administrative authorisation had been obtained.

2004

As of 31 December 2004, the Group's most significant investments in associated companies were as follows:

	Thousands of Euros				
	Balance at 31.12.2003	Additions	Retirements	Share of Results	Balance at 31.12.2004
Investments accounted for using the equity method:					
Antena 3 de Radio, S.A.	7,424	-	(8,870)	8,249	6,803
Beralán, S.A.	422	-	(142)	271	551
Field Mateu, S.L.	3,066	-	-	(575)	2,491
Iberbanda, S.A.	24,508	-	-	(6,398)	18,110
Inversiones Godó, S.A.	561	-	(48)	76	589
Novotécnica, S.A.	2,198	-	(163)	1,245	3,280
Onda Musical, S.A.	1,860	-	(181)	408	2,087
Promotora de Emisoras de Televisión, S.A. (subsidiaries)	2,350	1,744	(767)	(2,352)	975
Sogecable, S.A.	48,007	8,505	-	(24,199)	32,313
S.S.R. Unión Radio, S.L. (subsidiaries)	971	128	-	296	1,395
Other	129	334	(1,778)	1,732	417
Total	**91,496**	**10,711**	**(11,949)**	**(21,247)**	**69,011**
Capital payments payable	-	(90)	-	-	(90)
Total investments accounted for using the equity method	**91,496**	**10,621**	**(11,949)**	**(21,247)**	**68,921**
	Balance at 31.12.2003	Additions	Transfers	Impairment Losses	Balance at 31.12.2004
Total goodwill of companies accounted for using the equity method:					
Sogecable, S.A.	138,059	118,194	-	-	256,253
Other	5,837	671	(415)	-	6,093
Total goodwill of companies accounted for using the equity method	**143,896**	**118,865**	**(415)**	**-**	**262,346**

Investments accounted for using the equity method-

The addition relating to Sogecable, S.A. arose as a result of the acquisition of an additional investment of 3.29% in this company, which increased the value of the investment by €125,886 thousand and took the total ownership interest to 23.00%.

The other additions relate basically to acquisitions of shareholdings and the incorporation of companies, the most significant being Promotora de Emisoras de Televisión, S.A., a local television business holding company, which continued to expand throughout 2004.

The reductions corresponded mainly to dividends paid by the companies and to changes in the consolidation methods used, including most notably the switch from the equity method to the full consolidation method for the Grupo de Málaga television companies. This is reflected as a decrease in the investments accounted for using the equity method of Promotora de Emisoras de Televisión, S.A.

Consolidation goodwill of companies on investments accounted for using the equity method-

The addition to the goodwill of Sogecable, S.A. arose as a result of the Prisa Group's successive acquisitions of investments in this company in 2004.

(9) NET EQUITY

a) Share capital

As of 31 December, the share capital of Promotora de Informaciones, S.A. consisted of 218,812,500 shares of €0.1 par value each.

As of 31 December 2005, the only shareholders of the Parent with direct ownership interests of 10% or more in its share capital were Promotora de Publicaciones, S.L., with a holding of 44.535%, and Timón, S.A., with a holding of 18.479%.

b) Share premium

The consolidated Corporations Law expressly permits the use of the share premium balance to increase capital with a charge to reserves and does not establish any specific restrictions as to its use.

c) Reserves

Revaluation reserve 1983-

Pursuant to the legislation on the revaluation of property, plant and equipment and intangible assets published in 1983, the cost and accumulated depreciation and amortization of the assets were increased by a net amount of €3,289 thousand, and this amount is recorded under the *"Revaluation Reserve 1983"* caption.

Under Transitional Provision Thirteen of Legislative Royal Decree 4/2004, of 5 March, approving the consolidated Corporation Tax Law, this reserve may be transferred to unrestricted reserves from the date of entry into force of Law 43/1995, of 27 December.

Revaluation reserve Royal Decree-Law 7/1996-

Under Royal Decree 2607/1996, of 20 December, approving the regulations for asset revaluations pursuant to Royal Decree-Law 7/1996, of 7 June, the surpluses arising from the revaluations must be charged to the *"Revaluation Reserve Royal Decree-Law 7/1996"* caption.

The balance of this caption, which amounted to €10,650 thousand as of 31 December 2005, is restricted for ten years.

The tax authorities reviewed the balance of this account in 1999, increasing it by €92 thousand. Prisa will, if appropriate, record the accounting entry for the difference once final decisions have been handed down on the objections raised against the changes made by the tax inspection authorities.

Legal reserve-

Under the consolidated Corporations Law, 10% of the profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of share capital.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

Except as mentioned above, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury shares-

Under Article 79 of the consolidated Corporations Law, when a company has acquired treasury shares, it must record on the liability side of the balance sheet a restricted reserve equal to the cost of the treasury shares recorded in assets. This reserve must be maintained until the shares are sold or retired.

Bylaw-stipulated reserves-

Under Article 32 of the Parent's bylaws, a reserve must be recorded each year to which at least 10% of the profit after tax is transferred until the balance of this reserve reaches at least 20% and does not exceed 50% of the paid-in share capital. The Parent had recorded the reserve in full at 31 December 2005.

d) Reserves for First-time application of IFRSs -

As a result of the first-time application of IFRSs to the Group's consolidated financial statements, at 1 January 2004, certain assets and liabilities arose (explained in Note 27), the effect on equity of which is included in this account.

e) Accumulated prior year profits

The following table shows a breakdown by company at 31 December 2005 and 2004:

	Thousands of Euros	
	31.12.2005	31.12.2004
Agencia Informativa de Noticias Económicas, S.L.	-	(1,075)
Cadena Hispanoamericana de Radio, S.A.	(1,883)	-
Caracol Broadcasting, Inc.	3,371	-
Compañía de Comunicaciones, Ltda.	(1,594)	-
Dédalo Grupo Gráfico, S.L.	6,208	17,715
Diario As, S.L.	4,198	3,395
Diario El País, S.L.	63,997	54,246
Diario El País Argentina, S.A.	(1,457)	(1,668)
Diario El País México, S.A. de C.V.	(992)	(1,042)
Ediciones La Mirada, S.A.	(1,113)	(1,114)
El Correo de Andalucía, S.L.	(2,898)	(4,629)
Espacio Editorial Andaluza Holding, S.L.	(2,479)	(2,669)
Estructura, Grupo de Estudios Económicos, S.A.	(8,653)	(6,673)
Gerencia de Medios, S.A.	5,518	4,101
GLR Chile, Ltda..	(1,007)	(1,636)
GLR Costa Rica, S.L.	(1,392)	-
Gran Vía Musical de Ediciones, S.L.	(35,050)	(31,392)
Caracol, S.A.	(17,922)	(26,065)
Grupo Empresarial de Medios Impresos, S.L.	15,523	11,042
Grupo Latino de Radio, S.L.	15,054	3,304
Grupo Latino de Radiodifusión Llc	(2,151)	-
Grupo Santillana de Ediciones, S.L.	117,096	90,009
Inversiones Grupo Multimedia de Comunicaciones, S.A.	(4,398)	(4,569)
Odiel Press, S.L.	(3,122)	(3,068)
Participaciones de Radio Latinoamericana, S.L.	-	6,830
Prisacom, S.A.	(26,788)	(21,814)
Prisa División Inmobiliaria, S.A.	2,639	1,263
Prisa División Internacional, S.L.	(9,308)	(6,134)
Prisa Finance, S.V.B.	(2,142)	-
Prisa Inc.	(1,681)	(1,648)
Prisaprint, S.L.	11,733	600
Promotora de Emisoras, S.L.	(326)	4,275
Promotora de Emisoras de Televisión, S.A.	(21,785)	(13,442)
Promotora de Informaciones, S.A.	107,844	29,197
Redprensa, S.L.	3,715	3,218
Sistema Radiópolis, S.A. de C.V.	(5,004)	(8,983)
Sociedad Española de Radiodifusión, S.A.	33,130	34,172
S.S.R. Unión Radio, S.L.	3,833	1,686
Trokar de Colombia, S.A.	(2,158)	-
Other	(3,790)	1,373
Total reserves of fully consolidated companies	234,767	128,805
Antena 3 de Radio, S.A.	(3,964)	(3,773)
Iberbanda, S.A.	(12,688)	(6,290)
Inversiones en Radiodifusión, S.A.	(1,715)	(1,491)
Inversiones Godó, S.A.	(1,564)	(1,591)
Novotécnica, S.A.	2,152	952
Sogecable, S.A.	(53,050)	(21,690)
Other	(244)	(166)
Total reserves of companies accounted for using the equity method	(71,073)	(34,049)
Total Accumulated Priors Years Profits	163,694	94,756

The impact, by company, of the accounting revaluation on accumulated prior year profits pursuant to Royal Decree Law 7/1996 at 31 December 2005 and 2004, is as follows:

	Thousands of Euros	
	31.12.2005	31.12.2004
Diario El País, S.L.	5,184	5,184
Sociedad Española de Radiodifusión, S.A.	2,533	2,533
Total	7,717	7,717

f) Treasury shares

The variations in the *"Treasury stock"* heading in 2005 and 2004 were as follows:

	Thousands of Euros			
	2005		2004	
	Number of Shares	Amount	Number of Shares	Amount
Balance at beginning of year	**10,940,625**	**29,706**	**10,940,625**	**29,365**
Purchases	234,959	3,716	29,563	420
Sales	(208,219)	(583)	-	-
Deliveries	(26,740)	(73)	(29,563)	(79)
Balance at end of year	**10,940,625**	**32,766**	**10,940,625**	**29,706**

As of 31 December 2005, Promotora de Informaciones, S.A. held a total of 10,940,625 shares of treasury shares, representing 5% of its share capital. The total cost of these shares was €32,766 thousand, with a cost per share of €2.99.

The Company plans to cover the exchangeable bond issue launched in 2003 (see Note 10) through all the treasury shares held by it.

Also, in the context of the above-mentioned issue, the Company held 8,623,142 shares on loan as of 31 December 2005.

g) Translation differences

Translation differences in 2005 stood at €10,639 thousand, of which €9,961 thousand corresponded to Grupo Santillana de Ediciones, S.A., mainly because of its Brazilian holdings.

(10) EXCHANGEABLE BOND ISSUE

On 11 December 2003, Prisa Finance (Netherlands) B.V., a wholly-owned subsidiary of Prisa, resolved to launch an issue of bonds exchangeable for common shares of the Prisa. The nominal amount of this issue was €162,300 thousand, and the face value of each bond was €10,000. Following the placement of this issue, the annual coupon was set at 1.75% of the bond principal and the exchange premium of each bond was set at 34% of the benchmark price per share established at €11.0755. The maturity date of the bonds was established at five years from the issue date.

In the context of this issue, on December 19, 2003, the Prisa entered into a deposit agreement with Prisa Finance (Netherlands) B.V., whereby Prisa guarantees bondholders that it will fulfil all its obligations.

Also, the funds obtained from the bond issue, amounting to €162,300 thousand, were transferred to the Prisa as a deposit, and the interest thereon was 1.75% of the principal, payable under the same terms and conditions as those established for the issue.

Prisa plans, through its subsidiary, to cover the exchangeable bond issue through all the treasury shares held by it, which has been notified to the bondholders.

This issue meets the requirements established by IFRSs for recognition as "Equity Instruments" Therefore, the amount corresponding to the liability component (€9,541 thousand), which represents the fair value of the option included in this instrument, of the net amount received since the bond issue was separated from the equity component.

The amounts reflected in the consolidated balance sheet at 31 December 2005 and 2004, represents to the net present value of the future payments that will be generated, discounted at the discount rate used for non-convertible financial instruments with similar issue periods. The change in the balance during the year relates to the effect of this discount.

In addition to the foregoing, Prisa made available to the entities managing the transaction, as a securities loan, up to a maximum of 9,846,562 treasury shares in order to provide financial coverage for the investors that required it. As of 31 December 2005, the number of shares thus loaned was 8,623,142. The loan will earn interest of five basis points, payable monthly, calculated on the basis of the market value of the loaned shares. Also, Prisa is entitled to receive from the entities managing the transaction the full amount of any dividend paid on the loaned shares during the term of the loan (see Note 9-f).

(11) LONG-TERM PROVISIONS

The variations in 2005 in the various "*Long-Term Provisions*" accounts were as follows:

	Thousands of Euros					
	Balance at 31.12.2004	Translation Differences	Changes in Consolidation Scope	Additions	Amounts Used	Balance at 31.12.2005
For taxes	17,270	1	-	8	(854)	16,425
For third-party liability and other	4,261	406	271	3,547	(2,724)	5,761
Total	21,531	407	271	3,555	(3,578)	22,186

The *"Provision for taxes"* corresponds to the estimated amount of tax debts arising from the inspection carried out at various Group companies (see Notes 3-k and 19).

The breakdown of provisions made in the consolidated income statement in 2005 is as follows:

	Thousands of Euros
Retirement benefits	1,446
Other staff costs	1,232
Income tax	19
Other taxes	60
Other	798
Total	**3,555**

(12) FINANCIAL LIABILITIES

Bank borrowings

Bank borrowings at 31 December 2005, and scheduled maturities are as follows:

	Thousands of Euros							
		Maturities						
		Short Term	Long Term					
	31.12.2005	2006	2007	2008	2009	2010	> 2010	Total LT
Loans								
In Euros	247,498	79,598	80,898	52,088	16,111	8,097	10,706	167,900
In foreign currency	49,592	31,930	15,151	2,493	9	9	-	17,662
Accrued interest payable	1,378	1,378	-	-	-	-	-	-
Total loans	**298,468**	**112,906**	**96,049**	**54,581**	**16,120**	**8,106**	**10,706**	**185,562**
Credit facilities								
In Euros	298,209	175,383	83,522	34,943	-	-	4,361	122,826
In foreign currency	28,141	28,141	-	-	-	-	-	-
Accrued interest payable	1,179	1,179	-	-	-	-	-	-
Total credit facilities	**327,529**	**204,703**	**83,522**	**34,943**	-	-	**4,361**	**122,826**
Leasing	**4,001**	**1,905**	**1,094**	**967**	**35**	-	-	**2,096**
Discounted drafts	**1,269**	**658**	**445**	**163**	**3**	-	-	**611**
Total bank borrowings	**631,267**	**320,172**	**181,110**	**90,654**	**16,158**	**8,106**	**15,067**	**311,095**

Loans and credit facilities amounting to €298,468 thousand and €327,529 thousand, respectively (€220,235 thousand and €86,777 thousand, respectively, in 2004) were arranged at floating interest rates tied mainly to Euribor or Libor.

The average interest rate on the Group's bank borrowings in 2005 was 3.07%, with an average of 3.41% for loans and 2.80% for credit facilities.

At 31 December 2005, the limit on the Group's credit facilities was €472,955 thousand, of which €145,426 thousand was undrawn.

The loans and credit facilities payable in foreign currencies are recorded at their equivalent value in euros at the end of each year, calculated at the exchange rates ruling at year-end. €78,106 thousand of the total debt was arranged in foreign currencies (mainly USD, Mexican pesos and Brazilian reais).

In addition, for the sole purpose of financing the tender offer on the shares of Sogecable, S.A. (see Note 8), Prisa was granted a bridge loan for a maximum amount of €988,378 thousand relating to the maximum payment of the tender offer. This loan bears interest tied to Euribor plus a spread ranging from 0.70% to 1.10%, and matures in September 2006. The loan will be drawn down on the day prior to the settlement date of the shares envisaged in the tender offer prospectus, in compliance with the deadlines established under Royal Decree 1197/1991 on Tender Offer Regimes. At 31 December 2005, no amount had been drawn down against this facility. Also, this bridge loan acts as a counterguarantee for the guarantee provided to the CNMV (see Note 25).

Foreign exchange hedges

The Group on occasion uses currency derivatives to hedge its exchange rate risk operations and cash flows in foreign currency. The instruments used are forward foreign currency option contracts denominated in the currencies of the main markets in which the Group operates.

The Prisa Group's exchange rate risk is mainly associated with the following operations:

- Foreign currency debt contracted by Group and associated companies.
- Profit or loss from activities carried out in non-euro zone countries tied to fluctuations in the respective currency.
- Financial investments used for the acquisition of holdings in foreign companies.

All of the hedging contracts in force at 31 December 2005 are used to hedge bank borrowings in USD and expire at the same time as the repayment of the loans they cover. The nominal value of these contracts is USD 24,338 thousand (USD 112,092 thousand in 2004) and the final expiry dates fall in the first four months of 2006.

At 31 December 2005, it is estimated that the fair value of the Group's foreign currency hedges was approximately €25,865 thousand (€81,126 thousand in 2004).

The Group recognised in the income statement losses of €1,922 thousand and €1,258 thousand for 2005 and 2004, respectively and these amounts correspond to the settlements of such contracts as well as their valuation at the closing date.

Interest-rate hedges

The Group is exposed to variations in the interest rate curve as all its bank borrowings are at floating interest rates. It therefore has taken out Euribor interest rate hedges in order to ensure a maximum rate. The nominal amount of these contracts at 31 December 2005 and 2004 was €150,000 thousand, with six-monthly settlement periods and a final maturity date of 2007.

The Group recognised in the income statement losses of €186 thousand and €3 thousand for 2005 and 2004, respectively, and these amounts correspond to the settlements of such contracts as well as their valuation at the closing date.

(13) OTHER NON-TRADE PAYABLES

This caption shows accounts payable to fixed asset suppliers, unpaid remuneration and other debts arising from non-trade operations. At 31 December 2005, Prisa had booked €45,000 thousand for debts related to the Group's option to acquire holdings worth 24% of Prisa División Internacional, S.L. (see Note 2-e).

(14) OPERATING REVENUES

The breakdown of the income from the Group's main business lines is as follows:

	Thousands of Euros	
	31.12.2005	31.12.2004
Advertising sales	521,886	462,176
Sales of books, rights and educational material	403,857	343,651
Newspaper and magazine sales	203,900	204,197
Sales of promotional products	149,284	114,145
Printing service sales	58,736	60,959
Audiovisual and music sales	36,932	38,114
Intermediary services	31,215	35,199
Other services	20,156	18,216
Revenue	**1,425,966**	**1,276,657**
Fixed asset sales	2,820	26,683
Other revenue	54,305	52,102
Other revenue	**57,125**	**78,785**
Total operating income	**1,483,091**	**1,355,442**

(15) OPERATING EXPENSES

Staff costs

The table below shows a breakdown of staff costs:

	Thousands of Euros	
	31.12.2005	31.12.2004
Wages and salaries	305,092	288,669
Employee welfare expenses	58,970	54,910
Termination benefits	12,266	14,296
Share-based compensation	1,023	511
Other welfare expenses	8,298	7,239
Total	385,649	365,625

The average number of employees in 2005, by category, was as follows:

	Number of employees	
	31.12.2005	31.12.2004
Executives	421	425
Middle management	1,358	1,223
Qualified line personnel	3,927	3,387
Other employees	3,930	4,079
Total	9,636	9,114

Share-based payments

On 18 May 2000, and 15 April 2004, the shareholders at the Annual General Meetings approved stock option plans for the acquisition of Prisa shares to facilitate the ownership of equity interests in Prisa by the Company's executives, by those of its corporate group and by particularly significant professionals related to the Group who perform activities for the Group companies on an ongoing basis; they also authorized the Board of Directors to develop and implement this Plan.

The total number of options will enable a maximum of 1% of the capital stock of Prisa to be acquired (2,188,125 shares). Each option carries the entitlement to acquire one share of the Company. This system will be applied in various tranches, pursuant to the general criteria approved by the Board of Directors. The options and rights under this plan are nontransferable.

Plan 2000

The exercise period was initially stipulated as three years from the date on which each of the tranches is awarded. On 21 March 2002, the Board of Directors decided to extend by one year the execution period for the stock options. Accordingly, the options acquired could have been exercised between 1 July 2003 and 31 January 2005, by which date none of the participants had exercised their option.

Plan 2004

On 15July 2004, the Board of Directors approved a Compensation Plan consisting of the delivery of options on the Company's shares in accordance with the authorization granted by the shareholders at the Annual General Meeting on 15 April 2004.

The options may be exercised from 31 July 2007 through 31 January 2008.

Options were delivered free of charge and the exercise price is €13.40 per share (which is the simple arithmetic mean of the closing price of the Company's shares on the continuous market during the 90 trading days prior to the Annual General Meeting on 15 April 2004).

The options granted at 31 December 2005, amounted to 1,580,500 and affect 278 beneficiaries.

Fees received by the audit firm

The fees for financial audit services provided to the various companies composing the Prisa Group and Subsidiaries by the principal auditor and by other entities related to the auditor during 2005 amounted to €1,168 thousand (€1,144 thousand in 2004). Also, fees charged by other auditors participating in the audit of the various Group companies totalled €220 thousand (€184 thousand in 2004).

In addition, the fees for other professional services provided to the various Group companies by the principal auditor and by other entities related to the auditor during 2005 amounted to €361 thousand (€437 thousand in 2004), while fees to other auditors participating in the audit of the various Group companies for these services amounted to €116 thousand (€26 thousand in 2004).

(16) FINANCIAL RESULT

The breakdown of this caption on the 2005 consolidated income statement is as follows:

	Thousands of Euros	
	31.12.2005	31.12.2004
Income from short-term investments	1,182	436
Income from equity investments	333	1,046
Other financial income	9,367	9,386
Finance income	**10,882**	**10,868**
Interest on debt	(17,412)	(15,919)
Inflation adjustments	(1,786)	(1,352)
Other finance costs	(13,049)	(7,640)
Finance cost	**(32,247)**	**(24,911)**
Positive exchange differences	5,569	7,025
Negative exchange differences	(7,008)	(6,781)
Exchange differences (net)	**(1,439)**	**244**
Financial loss	**(22,804)**	**(13,799)**

(17) DISCONTINUED OPERATIONS

A breakdown of income from discontinued businesses included in consolidated results is as follows:

	Thousands of Euros
	31.12.2005
Revenues	1,784
Expenses	(8,610)
Pre-tax loss	(6,826)
Taxes	474
Net loss attributable to discontinued operations	(6,352)
Loss on disposal of discontinued operations	(3,372)
Discontinued operations	**(9,724)**

On 26 December 2005, a contract was signed for the disposal of El Diablo Distribución, S.L., which performed sales and distribution activities for the Group's music business. The deal was finalised on 1 January 2006, at which point control of El Diablo Distribución, S.L. was transferred to the acquirer.

As of 31 December 2004, the Group has booked no profit from discontinued activities.

(18) BUSINESS AND GEOGRAPHICAL SEGMENTS

Segment reporting is structured on a primary basis by business segment and on a secondary basis by geographical area.

Primary segments - business segments

The business segments described below are established in accordance with the Prisa Group's organisational structure at the end of 2005 bearing in mind the nature of the products and services offered and the customer segments at which they are targeted.

The information on these activities in 2004 and 2005, by segment, is as follows:

	PAÍS		RADIO		EDUCATIONAL		INTERNATIONAL		OTHER		TOTAL GROUP	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004
Operating revenues	**455,160**	**398,957**	**231,998**	**206,528**	**419,399**	**354,719**	**80,943**	**54,365**	**295,591**	**340,873**	**1,483,091**	**1,355,442**
- *External sales*	395,006	344,361	224,265	198,653	410,395	353,640	80,486	54,307	372,939	404,481	1,483,091	1,355,442
- Sales between segments	60,154	54,596	7,733	7,875	9,004	1,079	457	58	(77,348)	(63,608)	0	0
Operating expenses	(311,492)	(273,921)	(186,068)	(172,593)	(371,382)	(327,352)	(81,038)	(59,820)	(314,409)	(350,694)	(1,264,389)	(1,184,380)
- Cost of materials used	(114,459)	(97,958)	(2,670)	(2,826)	(109,266)	(93,479)	(5,899)	(5,295)	(113,764)	(132,610)	(346,058)	(332,168)
- Staff costs	(73,882)	(71,921)	(62,790)	(59,549)	(107,677)	(99,862)	(31,153)	(24,400)	(110,147)	(109,893)	(385,649)	(365,625)
- Depreciation and amortisation charge	(11,376)	(10,748)	(4,560)	(3,201)	(30,477)	(27,818)	(4,690)	(3,377)	(18,668)	(22,226)	(69,771)	(67,370)
- Outside services	(110,506)	(92,511)	(115,147)	(106,074)	(104,898)	(93,702)	(35,107)	(25,558)	(69,596)	(79,104)	(435,254)	(396,949)
- Variation in operating allowances	(885)	(398)	(843)	(869)	(16,695)	(7,922)	(3,663)	(370)	(1,309)	(2,747)	(23,395)	(12,306)
- Other expenses	(384)	(385)	(58)	(74)	(2,369)	(4,569)	(526)	(820)	(925)	(4,114)	(4,262)	(9,962)
Profit from operations	**143,668**	**125,036**	**45,930**	**33,935**	**48,017**	**27,367**	(95)	(5,455)	(18,818)	(9,821)	**218,702**	171,062
Finance income	862	769	106	128	1,921	760	2,927	843	5,066	8,368	10,882	10,868
Finance costs	(37)	(94)	(334)	(206)	(10,394)	(7,054)	(3,172)	(3,076)	(18,310)	(14,481)	(32,247)	(24,911)
Exchange differences (net)	(60)	(69)			(1,223)	844	544	(382)	(700)	(149)	(1,439)	244
Financial result	**765**	**606**	(228)	(78)	(9,696)	(5,450)	299	(2,615)	(13,944)	(6,262)	(22,804)	(13,799)
Result of companies accounted for using equity method			8,842	8,693			(199)	(441)	(37,803)	(29,499)	(29,160)	(21,247)
Result from other investments			(50)				102		(510)		(458)	
Profit before tax from continuing operations	**144,433**	**125,642**	**54,494**	**42,550**	**38,321**	**21,917**	**107**	(8,511)	(71,075)	(45,582)	**166,280**	**136,016**
Income taxes	47,930	41,328	16,183	11,234	13,637	2,993	1,686	(5,845)	(82,380)	(38,014)	(2,944)	11,696
Profit from continuing operations	**96,503**	**84,314**	**38,311**	**31,316**	**24,684**	**18,924**	(1,579)	(2,666)	**11,305**	(7,568)	**169,224**	**124,320**
Loss after tax from discontinued operations									(9,724)		(9,724)	
Consolidated profit for the year	**96,503**	**84,314**	**38,311**	**31,316**	**24,684**	**18,924**	(1,579)	(2,666)	**1,581**	(7,568)	**159,500**	**124,320**
Minority interest			3,614	3,244	(108)	(632)	616	2,072	2,569	(2,817)	6,691	1,867
Profit attributable to the parent company	**96,503**	**84,314**	**34,697**	**28,072**	**24,792**	**19,556**	(2,195)	(4,738)	(988)	(4,751)	**152,809**	**122,453**
BALANCE SHEET												
Assets	**207,825**	**171,858**	**190,993**	**153,234**	**404,311**	**342,974**	**207,219**	**157,123**	**1,136,805**	**847,961**	**2,147,153**	**1,673,150**
- Non- current	76,308	69,192	91,194	57,563	186,770	168,706	132,368	114,468	1,034,316	677,808	1,520,956	1,087,737
- Current	131,517	102,666	99,799	95,671	217,541	174,268	74,851	42,655	102,489	170,153	626,197	585,413
Liabilities	**207,825**	**171,858**	**190,993**	**153,234**	**404,311**	**342,974**	**207,219**	**157,123**	**1,136,805**	**847,961**	**2,147,153**	**1,673,150**
- Net Equity	112,715	80,001	80,479	68,537	191,556	153,017	166,546	80,829	313,959	333,932	865,255	716,316
- Non- current	1,351	1,448	18,288	12,406	37,258	41,723	9,579	13,833	478,968	409,703	545,444	479,113
- Current	93,759	90,409	92,226	72,291	175,497	148,234	31,094	62,461	343,878	104,326	736,454	477,721

Secondary segments - geographical segments

The Group's activities are located in Europe and South America. Prisa carries on its European business activity mainly in Spain, although the Group has expanded in Portugal since 2005. Its activities in America are located mainly in Mexico, Colombia and Brazil.

The following table provides the breakdown of specific consolidated Group balances in accordance with the geographical distribution of the companies that produce them:

	Thousands of Euros					
	Europe		America		Total	
	2005	2004	2005	2004	2005	2004
Revenue	1,095,857	1,026,635	330,109	250,022	1,425,966	1,276,657
Other income	46,927	72,372	10,198	6,413	57,125	78,785
Profit before minority interests and taxes	140,492	121,554	25,788	14,462	166,280	136,016
Total assets	1,816,833	1,438,113	330,320	235,037	2,147,153	1,673,150

(19) TAXATION

As indicated under "Accounting Policies", Promotora de Informaciones, S.A files consolidated tax returns in Spain, in accordance with the Corporate Income Tax Law, and is the Parent of consolidated tax group 2/91, which includes all of its subsidiaries (see Appendix 1) that fulfil the requirements on the corporate income tax of consolidated groups of companies.

Lanza, S.A. de C.V. (Mexico) files consolidated tax returns in Mexico together with its Mexican subsidiaries.

The remaining subsidiaries file individual tax returns in accordance with the tax regulations prevailing in each country.

In 2005 and in prior years, some Group companies performed or participated in corporate restructuring transactions under the tax neutrality regime regulated in Chapter VIII, Title VII, of Legislative Royal Decree 4/2004 of 5 March, approving the revised Corporate Income Tax Law. The information required by this legislation is included in the related Group companies' notes to financial statements for the year in which these transactions were carried out.

In 2003 and 2004 several Group companies availed themselves of the tax credit for reinvestment of extraordinary income, amounting to €21,104 thousand and €16,779 thousand, respectively. The required information on these moves is included in the corresponding companies' notes to financial statements.

In prior years, several Group companies also availed themselves of credits for the reinvestment of extraordinary income under Article 21 of repealed Corporate Income Tax Law 43/1995. The required information on these moves is included in the corresponding companies' notes to financial statements.

a) Reconciliation of income per books to taxable income

The reconciliation of the result of applying the current tax rate in Spain (which has not changed from 2004) to consolidated net profit per books, calculated under International Financial Reporting Standards, to the consolidated Group's income tax expense in 2004 and 2005, distinguishing between its Spanish (mainly tax group) companies and the foreign companies is as follows (in thousands of euros):

	31.12.2005	31.12.2004
NET PROFIT UNDER IFRS	**155,750**	**115,881**
Tax charge at 35%	54,513	40,558
Consolidation adjustments	(12,771)	(6,207)
IFRS adjustments	1,170	-
Permanent differences (1)	20,342	8,406
Tax loss carryforwards	(701)	(1,865)
Tax credits and tax relief (2)	(71,444)	(18,330)
Effect of applying different tax rates (3)	(1,878)	(32,565)
TAX ON 2005 EARNINGS	(10,770)	10,003
ADJUSTMENT OF OTHER YEARS' TAX (4)	3,608	(175)
FOREIGN TAX EXPENSE (5)	1,970	770
EMPLOYEES PROFIT SHARING (6)	2,248	2,031
TOTAL TAX ON EARNINGS	**(2,944)**	**12,629**
DEFERRED INCOME TAX	**(58,199)**	**4,112**
CURRENT INCOME TAX	**47,429**	**5,891**

(1) The permanent differences are mainly due to: (i) certain non-deductible costs and provisions, (ii) the exemption of dividends from international sources, and (iii) costs for foreign taxes relating to withholdings at source.

(2) In calculating their respective corporate income tax expense or revenue, the Spanish companies belonging to the Prisa Group availed themselves of the tax benefits envisaged in Articles 33, 37, 38 and 40 of Legislative Royal Decree 4/2004 of 5 March approving the revised Corporate Income Tax Law for €65,042 thousand, of which €211 thousand relate to tax credits arising in prior years which had not been booked. Additionally, the Group availed itself of the tax benefit envisaged in Article 94 of Law 20/1991 for Investments in the Canary Islands for €131 thousand.

Also, the consolidated Group companies took an internal dividend double taxation tax credit for €95 thousand for dividends not eliminated in the consolidation process, and an international double taxation tax credit for €1,112 thousand.

As part of the co-operation agreement signed by the Prisa Group and the Castilla-La Mancha government in honour of the 400th anniversary of the publication of "El Ingenioso Hidalgo Don Quijote de La Mancha," the consolidated Group obtained the tax credit envisaged in Article 27 of Law 49/2002 of 23 December on the Tax Regime of Non-Profit-Making Entities and Patronage Tax Incentives, under Law 62/2003 of 30

December on Tax, Administrative, Labour and Social Security Measures which grants tax deductions for advertising and publicity costs, amounting to €3,829 thousand.

Similarly, the consolidated Group companies availed themselves of the tax credit envisaged in Article 20 of Law 49/2002 of 23 December on the Tax Regime of Non-Profit-Making Entities and Patronage Tax Incentives, amounting to €985 thousand.

The Group obtained the tax credits for reinvesting capital gains envisaged in Article 42 of the Corporate Income Tax Law, amounting to €1,248 thousand, having fulfilled, by 31 December 2005, the obligation to reinvest the sale price through the acquisition of financial assets, according to the terms established by this Law. This tax deduction totalled €250 thousand.

(3) Relates to the effect of taxation of profits from US and European subsidiaries at different rates.

(4) Includes (i) the impact on the income statement of the adjustment of the 2004 corporate income tax return as well as (ii) the cancellation of the tax credits capitalised.

(5) This relates to the cost of taxes paid abroad and of withholdings at source from exports of services provided by the Group's Spanish companies abroad, or dividends received by its international subsidiaries or from other international companies.

(6) This is an additional component of the income tax expense in countries such as Mexico.

b) Deferred Tax Assets and Liabilities

The following table shows the origin and amount of deferred tax assets and liabilities booked in 2004 and 2005, in thousands of euros:

Deferred Tax Assets from:	31.12.2005	31.12.2004
Non-deductible provisions	7,831	5,665
Non-capitalisable assets	3,113	4,646
Adjustment of accounts receivable	709	610
Tax losses available for carryforward	27,124	20,886
Capitalised tax credits not taken	97,724	48,300
Other	4,421	3,507
Total	**140,922**	**83,614**

Deferred Tax Liabilities from:	31.12.2005	31.12.2004
Portfolio provisions and goodwill	18,740	16,649
Deference for reinvesting extraordinary gains	8,169	6,917
Early depreciation and amortisation	876	910
Lease payments payable	6,233	6,024
Adjustment of accounts payable	3,306	3,985
Exchange differences	344	627
Other	5,328	5,005
Total	**42,996**	**40,117**

The assets and liabilities registered in 2005 were recognised directly with a charge or a credit, respectively, to the income statement. The balance at 31 December 2004 shows deferred tax assets and liabilities arising from adjustments made under the first-time adoption of IFRS, which have been taken to equity.

There are no significant temporary differences arising from investments in subsidiaries, branches, associated or multigroup companies that generate deferred tax liabilities.

There is no significant amount from temporary differences associated to un-distributed earnings from subsidiaries in jurisdictions where there are different tax rates, so no deferred tax liabilities have been identified.

Prior years' tax losses at the Group's companies in Spain available for offset against future earnings are detailed, in thousands of euros, as follows, showing the year in which the loss was generated and the year when the tax credit expires:

Year of generation	Year of expiry	Amount	Capitalised	Not Capitalised
1992	2007	366	-	366
1993	2008	135	-	135
1994	2009	403	211	192
1995	2010	961	461	500
1996	2011	840	629	211
1997	2012	3,484	1,036	2,448
1998	2013	1,789	1,537	252
1999	2014	2,441	1,456	985
2000	2015	11,698	2,669	9,029
2001	2016	17,066	3,436	13,630
2002	2017	14,308	8,053	6,256
2003	2018	21,506	13,981	7,525
2004	2019	18,024	13,266	4,757
2005	2020	11,569	11,569	-
Total		104,590	58,304	46,286

The tax losses of the Group companies in the tax group generated before such companies were included in the Group totalled €33,757 thousand, while those relating to companies in the Group for accounting purposes but not in the tax group amounted to €70,833 thousand. Of the total, €58,304 thousand has been capitalised in the Group's balance sheet at 31 December. Deferred tax assets were not recorded for the other tax losses since the Company's directors consider that at 31 December the future recovery thereof was not sufficiently certain.

A breakdown, by country, in thousands of euros, of the Group's foreign companies' tax loss carryforwards not yet taken is as follows:

	BOLIVIA	PORTUGAL	USA	CHILE	URUGUAY	BRAZIL	ARGENTINA	COLOMBIA	MEXICO	TOTAL
1991			1,597							1,597
1992										-
1993			1,325							1,325
1994			2,477							2,477
1995			425							425
1996			779						371	1,150
1997			2,787						67	2,854
1998			2,882						271	3,153
1999			5,812			180			540	6,531
2000		438	5,014						835	6,287
2001		88	3,720			1,589	1,325	1,260	1,071	9,053
2002		537	2,172		134	4,083	1,833	332	2,521	11,611
2003	1,198	573	3,635			6,755	327	143	672	13,303
2004	12,359	945	4,247	9,305		630	18	731	313	28,547
Total	**13,558**	**2,581**	**36,871**	**9,305**	**134**	**13,237**	**3,502**	**2,465**	**6,662**	**88,314**
Capitalised				9,305	134	13,237	839	297		23,812
Not capitalised	13,558	2,581	36,871		-	-	2,663	2,168	6,662	64,502
Payment period	indefinite	6 yrs	20 yrs	indefinite	3 yrs	indefinite	5 yrs	8 yrs	10 yrs	

Of the total, €23,812 thousand had been registered in the accompanying balance sheet at 31 December 2005. Deferred tax assets were not recorded for the other tax losses since the Company's directors consider that at 31 December the future recovery thereof was not sufficiently certain.

Some of the Group's companies that are consolidated under the Spanish tax system have tax credits for investments that were generated before they joined the Group and which have not been capitalised. The Company's directors expect the related amounts to be used before the deadline established by the authorities expires. The breakdown, in thousands of euros, is as follows:

Year of generation	Amount	Year of expiry
1998	692	2008
1999	554	2009
2000	366	2010
2001	712	2011
2002	557	2012

c) Years open for review by the tax inspection authorities

The years open for review by the tax inspection authorities for the main taxes vary from one consolidated company to another, although they are generally the last four years. The exceptions are shown below.

As a result of the tax audit performed by the tax authorities in 1988 and 1989, various tax assessments were issued to the Group for a total amount of €8,769 thousand. In 2002 the Supreme Court dismissed the cassation appeal filed and the outstanding tax debt arising from the assessments, amounting to €4,120 thousand, was paid. The decision was appealed to the Constitutional Court and in 2003 the appeal for protection of constitutional rights was rejected. Nevertheless, in 2003 an order was received from the National Appellate Court upholding an

ancillary execution proceeding in relation to the settlement arising from the above-mentioned Supreme Court decision, on account of the incorrect calculation of late-payment interest, entitling the Company to collect €1,332 thousand. When enforcing the order in 2004, the tax authorities disallowed the tax refund and issued an assessment for an additional amount of €122 thousand, which was paid in and appealed against before the National Appellate Court by the Company. At the date of preparation of these financial statements, the National Appellate Court had handed down a writ of execution in relation to 1987 corporate income tax in which it recognized the right to a refund of the original amount, together with the additional amount deposited and the related late-payment interest increased by two points, and €1,037 thousand was refunded by the tax authorities in this connection. The amount relating to 1986 has not yet been refunded.

Also the tax authorities audited the years open for review of several tax group and consolidated Group companies consolidated for accounting purposes, as a result of which various tax assessments were issued for personal income tax withholdings and prepayments, VAT, the single tax on revaluations and corporate income tax, the detail, by company and by year, being as follows:

Company	Years
Parent -	
Promotora de Informaciones, S.A.	1992 to 1996
Subsidiaries-	
Diario El País, S.L.	1992 to 1996
Sociedad Española de Radiodifusión, S.A.	1993 to 1996
Radio Club Canarias, S.A.	1993 to 1996
Radio España de Barcelona, S.A.	1993 to 1996
Ediciones Bidasoa, S.A.	1994 to 1996
Estructura Grupo de Estudios Económicos, S.A.	1995 and 1996
Sociedad de Servicios Radiofónicos Unión Radio, S.L.	1995 to 1997
Diario As, S.L.	1996 to 1998
Grupo Santillana de Ediciones, S.L.	1991 to 1992
Ítaca, S.L.	1986, 1989 to 1992
Canal de Editoriales, S.A.	1988 to 1992

Since the Group does not concur with the criteria applied by the tax inspection authorities, it has filed appeals in the appropriate jurisdictions against virtually all the tax assessments issued; however, the Group has recorded a provision of €16,425 thousand (see Note 11) to cover any payments that it might have to make in this connection in the future. All of the settlements have been guaranteed and are pending resolution.

Also, in 2005 the audit of the Spanish tax group for consolidated corporate income tax for 1999, 2000, 2001 and 2002 continued. As part of the tax audit, VAT, personal income tax withholdings and prepayments (employees and professionals), the tax on property income, the tax on income from movable capital and non-resident income tax are subject to review, the detail, by company and by year, being as follows:

Company	Years
Parent -	
Promotora de Informaciones, S.A.	June 2000 to May 2004
Subsidiaries-	
Diario El País, S.L.	June 2000 to May 2004
Sociedad Española de Radiodifusión, S.A.	June 2000 to May 2004
Promotora de Emisoras de Televisión, S.A.	January 2001 to December 2003
Grupo Empresarial de Medios Impresos, S.L.	January 2001 to December 2003
Grupo Santillana de Ediciones, S.L.	January 2001 to December 2003
Santillana Educación, S.L.	January 2001 to December 2003
Santillana Ediciones Generales, S.L.	January 2001 to December 2003

However, the tax audits of Mateu Cromo, S.A., Gerencia de Medios, S.A. and Itaca, S.L. have been completed and the related tax assessments were issued for Corporate Tax and tax acceptances for other taxes, without having a significant effect on the companies.

Due to the different interpretations of tax laws, the results of present or future reviews could lead to tax liabilities of an amount impossible to quantify objectively at present. The Company's directors do not expect any material liabilities to arise for the Group as a result of the tax audit which could have a significant effect on the accompanying consolidated financial statements.

(20) DISTRIBUTION OF PROFIT

Promotora de Informaciones, S.A.'s directors have proposed that 2005 earnings be distributed as follows (in thousands of Euros):

	Amount
Distributable profit	
Profit for the year	109,743
Distribution to:	
- Dividends	€0.14 per share
- Directors' remuneration	1,382
- Voluntary reserves	Remainder

The dividend per share, disregarding the treasury shares of Promotora de Informaciones, S.A. but including the shares delivered on loan (see Note 10), will be €0.14 per share. No interim dividend out of 2005 income was approved.

(21) EARNINGS PER SHARE

The earning per share is calculated as follows:

	31.12.2005	31.12.2004
Net profit for the year (thousands of euros)	152,809	122,453
Weighted average number of stocks in circulation (thousands of shares)	207,872	207,872
Basic earnings per share (euros)	**0.74**	**0.59**

Earnings per share is calculated by dividing the net profit attributable to the Parent by the number of ordinary shares in circulation during the period, not including the average number of treasury shares held.

The Group has not undertaken any type of operation that would cause diluted earnings per share to differ from its basic earnings per share.

(22) SUBSEQUENT EVENTS

On 23 January 2006, the CNMV authorized the tender offer on the shares of Sogecable, S.A. submitted by Prisa on 2 November 2005 (see Note 8). Also, on 30 January 2006, the Board of Directors of Sogecable, S.A. issued a favourable report on the transaction.

Also, in relation to the associate Iberbanda, S.A., on 19 May 2005, this company signed a memorandum of understanding with a telecommunications services operator for the latter to become a reference shareholder of the company. This agreement defined a new business plan which gave rise to the restructuring and discontinuation of a part of Iberbanda, S.A.'s current business in order to optimize its capacities and focus its activities on complementing the infrastructures of the aforementioned telecommunications services operator. On 27 January 2006, the Council of Ministers resolved to declare unlawful the aforementioned economic concentration transaction. As of 31 December 2005, Prisa had provisioned in full its investment in Iberbanda, S.A.

(23) RELATED-PARTY TRANSACTIONS

The transactions with associated companies and related companies in 2005 were as follows:

	Thousands of Euros	
	31.12.2005	31.12.2004
Revenues		
Sales of merchandise	90,618	84,213
Services rendered and other	99,395	84,983
Financial revenues	3,723	6,804
Total	**193,736**	**176,000**
Expenses		
Purchases of merchandise	16,798	15,527
Services rendered and other	25,024	23,036
Finance income	3	97
Total	**41,825**	**38,660**

Remuneration of key management personnel-

The members of the Executive Committee and the Management Committee who are not executive directors of Promotora de Informaciones, S.A. are Ignacio Santillana del Barrio, Augusto Delkader Teig, Jaime de Polanco Soutullo, Miguel Satrústegui Gil-Delgado, José Carlos Herreros Díaz-Berrio, José Luis Sáinz Díaz, Pedro García Guillén and Matilde Casado Moreno. Their total remuneration in 2005 amounted to €4,170 thousand.

(24) DIRECTORS' REMUNERATION AND OTHER BENEFITS

In 2004 and 2005, the consolidated companies recorded the following compensation earned by the members of the Board of Directors:

	Thousands of Euros	
	31.12.2005	31.12.2004
Wages and salaries	5,132	4,782
Board members' fees	1,382	1,382
Per diems	1,098	1,097
Total	**7,612**	**7,261**

No credits, advances or loans have been granted to the members of the Board of Directors, and there are no pension commitments to them.

As indicated in Note 15 to these financial statements, the Board members acquired 185,000 options in the 2004 stock options Plan.

Pursuant to Article 127 ter.4 of the Spanish Corporations Law, introduced by Law 26/2003 of 17 July, which amends Securities Market Law 24/1988 of 28 July, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the corporate purpose of Promotora de Informaciones, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat:

Owner	Investee	% of Ownership	Functions
Jesús de Polanco Gutiérrez	Sogecable, S.A.	24.501 (*)	-
	Le Monde, S.A.	-	Director
Juan Luis Cebrián Echarri	Sogecable, S.A.	0.002	Deputy Chairman
	Compañía Independiente de Noticias de Televisión, S.L	-	Representative of the Director Sogecable, S.A.
	Sistema Radiópolis, S.A. de C.V.	-	Director
	Cadena Radiodifusora Mexicana, S.A. de C.V.	-	"
	Radio Comerciales, S.A. de C.V.	-	"
	Radio Melodía, S.A. de C.V.	-	"
	Radio Televisora de Mexicali, S.A. de C.V.	-	"
	Radio Tapatia, S.A. de C.V.	-	"
	Xezz, S.A de C.V.	-	"
	Grupo Media Capital SGPS, S.A.	-	"
	Le Monde, S.A.	-	"
	Le Monde Europe, S.A.	-	Representative of the member Prisa Management Committee

Owner	Investee	% of Owner-ship	Functions
Francisco Javier Diez de Polanco	Canal Club de Distribución de Ocio y Cultura, S.A.	-	Director
	Compañía Independiente de Televisión, S.L	-	Chairman and Chief Executive Officer
	DTS Distribuidora de Televisión Digital, S.A.	-	"
	Sociedad General de Cine, S.A.	-	"
	Sogepaq, S.A.	-	"
	Sogecable, S.A.	0.026	Chief Executive Officer
	Canal Satélite Digital, S.L.	-	"
	Audiovisual Sport, S.L.	-	Chairman (representing Sogecable, S.A.)
	Cinemanía, S.L.	-	"
	Compañía Independiente de Noticias de Televisión, S.L.	-	Chairman (representing Compañía Independiente de Televisión, S.L.)
	Sogecable Editorial, S.L	-	Chairman and Chief Executive Officer (representing Sogecable, S.A.)
	Sogecable Media, S.L.	-	"
Ignacio Polanco Moreno	Sogecable, S.A.	0.020	-
	Cadena Radiodifusora Mexicana, S.A. de C.V.	-	Director
	Radio Comerciales, S.A. de C.V.	-	"
	Radio Melodía, S.A. de C.V.	-	"
	Radio Televisora de Mexicali, S.A. de C.V.	-	"
	Radio Tapatia, S.A. de C.V.	-	"
	Sistema Radiópolis, S.A. de C.V.	-	"
	Xezz, S.A. de C.V.	-	"
Isabel Polanco Moreno	Sogecable, S.A.	0.001	-
Manuel Polanco Moreno	Vertix SGPS, S.A.	-	Chairman
	Productora de Televisión de Almería, S.A.	-	Deputy Chairman
	Grupo Media Capital SGPS, S.A.	-	Chief Executive Officer
	Promotora Audiovisual de Jaén, S.A.	-	Director
	Dédalo Grupo Gráfico, S.L.	-	"
	Antena 3 de Radio, S.A.	-	"
Diego Hidalgo Schnur	Sogecable, S.A.	0.000	Director
Francisco Pérez González	Sogecable, S.A.	-	Director
Adolfo Valero Cascante	Sogecable, S.A	0.016	-
Emiliano Martínez Rodriguez	Sogecable, S.A.	0.011	-
Juan Salvat Dalmau	Sogecable, S.A.	0.012	-
Borja Jesús Pérez de Arauna	Sogecable, S.A.	0.008	-
Jesús de la Serna y Gutiérrez- Répide	Sogecable, S.A.	0.000	-
Gregorio Marañón y Bertrán de Lis	Sogecable, S.A.	0.000	Director
Manuel Varela Uña	Sogecable, S.A.	0.008	-

(*) The holding declared by Jesús de Polanco Gutiérrez in Sogecable, S.A. relates to the ownership interest held by Promotora de Informaciones, S.A.

This list does not include Prisa Group companies. However, we hereby state that the following directors of Promotora de Informaciones, S.A. are part of the managing body of certain Prisa Group companies, as stated in the Company's Annual Corporate Governance Report: Jesús de Polanco Gutiérrez, Juan Luis Cebrián Echarri, Ignacio Polanco Moreno, Francisco Javier Diez de Polanco, Emiliano Martinez Rodriguez, Isabel Polanco Moreno, Manuel Polanco Moreno, Juan Salvat Dalmau, Gregorio Marañón y Bertrán de Lis, Diego Hidalgo Schnur, Ramón Mendoza Solano, Alvaro Noguera Giménez, Francisco Pérez González, Adolfo Valero Cascante and Manuel Varela Uña.

Also, in accordance with the above-mentioned Law, it is hereby stated that there is no record that any of the members of the Board have performed in 2004 or 2005, or are currently performing, as independent professionals or as employees, any activities that are identical, similar or complementary to the activity that constitutes the corporate purpose of Promotora de Informaciones, S.A.

(25) GUARANTEE COMMITMENTS TO THIRD PARTIES

Within the scope of the tender offer on the shares of Sogecable, S.A. (see Notes 8 and 22), in order to guarantee compliance with the payment obligations which may arise for the Company to the shareholders of Sogecable, S.A. which accept this offer, the Company provided a bank guarantee amounting to €988,378 thousand to the CNMV.

Also, Prisa guarantees bank loans and credits granted to Iberbanda, S.A and to Promotora de Emisoras de Televisión, S.A up to a maximum amount of €16,465 thousand and €22,500 thousand, respectively, and to WSUA Broadcasting Corp. amounting to US$ 6,800 thousand.

In order for the LMDS broadcasting license to be awarded to the investee Iberbanda, S.A., Prisa provided a guarantee for the amount of the investment commitment made by this company, in proportion to its percentage of ownership and based on the terms and conditions in the tender specifications. At 31 December 2005, the guarantees provided totalled €1,179 thousand.

In 2003 Sogecable, S.A. entered into a €1,350,000 thousand loan and syndicated credit facility agreement. Under this agreement, Prisa assumed a commitment to the syndicate of banks and credit institutions to contribute funds to make good the cash deficit, up to a maximum of €38,259 thousand, should Sogecable, S.A. be unable to meet or not meet the payment of the amounts owed under the senior bank debt, and undertook to contribute funds to restore the senior debt/EBITDA ratio in the event that the limits established in the loan and credit agreements be exceeded. At 30 June 2005, the guarantees assumed by Prisa were released without giving rise to any payment obligation for the Company.

At 31 December 2005, Prisa had provided bank guarantees amounting to €11,285 thousand, mainly in relation to the tax assessments issued by the tax authorities that were signed under protest (see Note 19). The Company's directors consider that the guarantees provided to cover the litigation will under no circumstances have a material effect on the accompanying consolidated income statement.

Also, at 31 December 2005, Sociedad Española de Radiodifusión, S.A. had provided guarantees totalling €13,916 thousand relating mainly to the award of administrative

concessions and to tax assessments issued by the tax authorities that were signed under protest. The Company's directors consider that the guarantees provided to cover the litigation will under no circumstances have a material effect on the accompanying consolidated income statement.

Lastly, on 23 December 2003, Dédalo Grupo Gráfico, S.L. and a group of banks entered into a syndicated loan and credit agreement for a maximum amount of €125,000 thousand tied to Euribor, of which €36,147 thousand were repaid in 2004 and 2005 and whose partial objective is to refinance the debts of the investees. The aforementioned syndicated loan and credit agreement was also subscribed by Mateu Cromo Artes Gráficas, S.A., Dédalo Altamira, S.A., Mateu Liber, S.L., Macrolibros, S.A., Distribuciones Aliadas, S.A., Norprensa, S.A., Bidasoa Press, S.L., Dédalo Hispánica, S.A., Dédalo Heliocolor, S.L. and Gráficas Integradas, S.A., subsidiaries of Dédalo Grupo Gráfico, S.L. which acted as its guarantors. The pledge on the collection rights arising from the material contracts of these companies and the mortgage on certain assets were also included as guarantees.

Dédalo Grupo Gráfico, S.L. informed the financial institutions that at year-end it will not meet the conditions established by these institutions in the syndicated loan and credit agreements entered into. Consequently, Dédalo Grupo Gráfico, S.L., together with its shareholders and lending banks are analyzing various scenarios in order to establish new conditions to facilitate the continuity of the financing channels currently operative. At 31 December 2005, this transaction did not give rise to any additional liability for the Group.

(26) LEGAL MATTERS

In connection with the enforcement process of the Spanish Supreme Court's decision of 9 June 2000, which held that the Council of Ministers' Resolution dated 20 May 1994, authorizing the economic concentration of Sociedad Española de Radiodifusión, S.A. ("SER"), Antena 3 de Radio, S.A. and Sociedad de Servicios Radiofónicos Unión Radio, S.L. ("Unión Radio") was unlawful, the Directorate-General of Fair Trading, by means of a Resolution dated 30 July 2004, resolved to consider that the measures taken by the companies involved in the concentration process "guarantee the effective separation of the operating and economic management of Antena 3 de Radio, S.A. from SER" and that "neither Prisa or its group companies control Antena 3 de Radio, S.A.". Accordingly, the aforementioned body responsible for enforcing the decision referred to above considered its function to have been completed and remitted its Resolution to the Supreme Court. The appellants instituted a new ancillary enforcement proceeding with respect to which a decision has not been handed down by the Supreme Court.

Notwithstanding the above, in September 2005 Unión Radio notified the Spanish Antitrust Authority of a new concentration plan consisting of taking exclusive control of Antena 3 de Radio, S.A. Through a capital increase agreed by the shareholders at the Annual General Meeting of Unión Radio, its shareholders –the Prisa Group and GODÓ Groups– will contribute to Unión Radio their holdings in SER and Antena 3 de Radio, S.A. Once this capital increase has been made, Unión Radio will become the direct owner of 99.99% of SER and the indirect owner of 99.419% of Antena 3 de Radio, S.A.

The effectiveness of this transaction is subject to compliance with two conditions: the obtainment of the authorization of the antitrust authorities and of the authorizations envisaged by specific legislation in the radio broadcasting industry.

To date the first of the aforementioned two conditions has been complied with: on 27 January 2006, the Council of Ministers resolved to authorize the concentration transaction on the condition that the resulting company disposes of five radio stations.

The Company has an ownership interest through Promotora de Emisoras, S.A. in the share capital of various local television companies. Law 62/2003 of 30 December on Tax, Administrative, Labour and Social Security Measures introduced further amendments to the television legal system, whereby it is deemed compatible to simultaneously hold material ownership interests (of more than 5%) in national, autonomous community and local television license-holder companies. However, the Law also establishes certain restrictions regarding population coverage. Within this framework, Promotora de Emisoras de Televisión, S.A. intends to implement its plan to establish itself in the local and autonomous community television industry by submitting bids in tenders called for the awarding of licenses. Accordingly, as a result of the approval of the Local Digital Television Technical Plan by Royal Decree 439/2004 of 12 March amended by Royal Decree 2268/2004 of 3 December, autonomous community governments are beginning to invite bids for the indirect management of local digital television services and the situation in the industry is in the process of being regularized. In 2005, through its various subsidiaries, Promotora de Emisoras de Televisión, S.A. participated in tenders held by the Autonomous Communities of Madrid, Valencia, Galicia, Murcia and Asturias. The Galicia and Asturias tenders have not yet been awarded. In Madrid and Murcia, the Prisa was not the successful bidder in any of the concessions and filed the related appeal in Madrid. In Valencia the company was awarded a concession in Onteniente. In Murcia and Valencia the company will file the related appeal for judicial review in the legally stipulated period.

As part of the plan to obtain concessions, Grupo Promotora de Emisoras de Televisión, S.A.'s management prepared a long-term Business Plan, currently up-to-date, which took into consideration the Group's future strategy and the fulfilment of legal conditions, as well as the Group's experience in other related media businesses at a local level. The main conclusion of this Business Plan, based on conservative assumptions, is that the Group will obtain earnings in the medium term, despite significant losses in 2004 y 2005, which will allow its assets to be realised and its liabilities settled for the amounts booked on the balance sheet.

(27) TRANSITION FROM SPANISH GAAP TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Until 2004 the Group prepared its consolidated financial statements in accordance with the accounting principles and standards in force in Spain ("Spanish GAAP"). From 2005 onwards the Group is preparing its consolidated financial statements under the International Financial Reporting Standards (IFRSs) adopted by the European Union, in conformity with Regulation (EC) 1606/2002 of the European Parliament and of the Council.

a) Reconciliation of Net Equity at 1 January 2004 and 31 December 2004

The following table shows the reconciliation of equity at 1 January 2004 and 31 December 2004 between Spanish GAAP and IFRSs:

	Thousands of Euros	
	01.01.2004	31.12.2004
Net Equity under Spanish GAAP	**660,665**	**735,765**
Inclusion of shares of the Parent	(29,365)	(29,706)
Inclusion of minority interests	26,913	15,744
Effect of first-time application of IFRSs on investments accounted for by using the equity method	(24,810)	(24,810)
Non-capitalisable costs	(10,794)	(10,794)
Discount of exchangeable bond issue	9,541	9,541
Exchange gains	2,358	2,358
Discount of accounts receivable	(1,014)	(1,014)
Adjustments to 2004 profit (Note 27-b)		19,201
Other adjustments	(740)	31
Net Equity under IFRSs	**632,754**	**716,316**

Inclusion of shares of the Parent-

In accordance with IFRSs, treasury shares acquired by the Group companies will be presented as a deduction from equity, meaning that the amounts received or paid form part of equity.

Inclusion of minority interests-

Under Spanish GAAP, equity is made up solely of equity of shareholders of the Parent; however, under IFRSs, equity includes funds corresponding to the Parent and to minority shareholders. Therefore, the minority interests in the PRISA Group's consolidated balance sheet drawn up under Spanish accounting GAAP are now included in equity in the consolidated balance sheet prepared under IFRSs.

Effect of first-time application of IFRSs on investments accounted for using the equity method-

This caption shows the impact on equity of the conversion to IFRSs of investments accounted for using the equity method.

The most significant impact derives from the decision taken by Sogecable S.A. on 1 January 2004, not to book the tax revenue arising from the deductibility of portfolio provisions from certain companies not included in the consolidated tax group. A deferred tax liability was recognised with a charge to equity.

Non-capitalisable costs-

IFRSs establish some requirements for the capitalisation of some types of expense. They do not allow the capitalisation of those expenses that do not qualify as assets. As a result, under IFRSs the following cannot be capitalised:

- Start-up costs.
- Research costs, costs associated with the internal generation of brands and web page-related costs that do not directly contribute to generating revenue.
- Advertising and promotional expenditure relating to the launch of a new product.

Discount of the exchangeable bond issue-

The amount recorded under the *"Exchangeable Bond Issue"* caption relates to the present value of future payments that will be generated with the issue, discounted at the discount rate used for non-convertible financial instruments with similar issue periods, with the concomitant effect on the Group's equity.

Exchange gains-

Spanish GAAP treat exchange difference asymmetrically and do not generally allow unrealised positive exchange differences to be booked until they arise. IFRSs, however, do allow unrealised exchange gains to be recognised in the income statement.

Discount of accounts receivable-

The long-term accounts receivable earning a fixed interest rate were discounted at 31 December 2003, with a charge to equity.

b) Reconciliation of the profit for 2004

The following table reflects the reconciliation of the profit for 2004 between Spanish GAAP and IFRSs:

	Thousands of Euros
Profit at 31/12/04 under Spanish GAAP	**103,252**
Amortisation of goodwill	22,083
Exchange gains	421
Finance costs	(2,682)
Non-capitalisable costs and other	(621)
Profit at 31/12/04 under IFRSs	**122,453**

Amortisation of goodwill-

Under Spanish GAAP, goodwill must be amortised systematically over a maximum period of 20 years; under IFRSs, goodwill is not amortised, but it is subject to periodic impairment tests.

Exchange gains-

IFRSs allow unrealised exchange gains to be recognised.

Finance costs-

The discount of accounts receivable and the exchangeable bond issue by applying market interest rates generates increased finance costs. To compensate for this effect, the amortisation of the exchangeable bond issue expenses recognised under Spanish GAAP was reversed.

(28) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of IFRSs, as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

CONSOLIDATED COMPANIES: 2005

APPENDIX I

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	December 2005 TAX GROUP
<u>PRISA and OTHER</u>					
Fully consolidated					
Oficina del Autor, S.A.	Gran Vía, 32 - Madrid	Management of publishing rights and author representation	Prisacom, S.A.	0.01%	YES
			Promotora de Informaciones, S.A.	99.99%	
Prisa División Inmobiliaria, S.L.	Gran Vía, 32 - Madrid	Lease of commercial and industrial premises	Grupo Santillana de Ediciones, S.L.	0.01%	YES
			Promotora de Informaciones, S.A.	99.99%	
Prisa Finance (Netherlands) BV	Gran Vía, 32 - Madrid	Participation and financing of companies	Promotora de Informaciones, S.A.	100.00%	
Prisa Innova, S.L.	Gran Vía, 32 - Madrid	Management of products and promotional services	Diario El País, S.L.	0.05%	YES
			Promotora de Informaciones, S.A.	99.95%	
Equity consolidated					
Iberbanda, S.A.	Pso. Castellana, 110 - Madrid	Creation, development and management of communications networks	Promotora de Informaciones, S.A.	25.98%	
<u>MEDIA CAPITAL</u>					
Fully consolidated					
Vertix, SGPS, S.A	Rua de las Amoreiras, 107 - Lisboa, Portugal	Holding company	Promotora de Informaciones, S.A.	100.00%	
Equity consolidated					
Grupo Media Capital, SPGS, S.A.	Rua Mário Castlhano nº 40, Queluz de Baixo, Portugal	Production and distribution of television programmes, radio and magazines.	Vertix, SGPS, S.A.	33.00%	

CONSOLIDATED COMPANIES: 2005

APPENDIX I

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	December 2005 TAX GROUP
EL PAIS					
Fully consolidated					
Diario El País, S.L.	Miguel Yuste, 40 - Madrid	Publication and operation of El País newspaper	Fundación Santillana	0.01%	YES
			Promotora de Informaciones, S.A.	99.99%	
Diario El País Argentina, S.A.	Avda. Leandro N. Alem 720- Ciudad Autónoma de Buenos Aires	Operation of El País newspaper in Argentina	Diario El País, S.L.	99.99%	
Diario El País Internacional, S.A.	Miguel Yuste, 40 - Madrid	No activity	Diario El País, S.L.	99.99%	YES
			Promotora de Informaciones, S.A.	0.01%	
Diario El País México, S.A de C.V.	Avda. de la Universidad, 767 - México D.F.	Operation of El País newspaper in Mexico	Diario El País, S.L.	14.05%	
			Lanza, S.A. de C.V.	1share	
			Promotora de Informaciones, S.A.	85.95%	
ENTERTAINMENT AND LEISURE					
Fully consolidated					
Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32 - Madrid	Sound production and recording	Gran Vía Musical de Ediciones, S.L.	99.99%	YES
			Nova Ediciones Musicales, S.A.	0.01%	
Ediciones Musicales Horus, S.A.	Gran Vía, 32 - Madrid	Sound production and recording	Gran Vía Musical de Ediciones, S.L.	100.00%	YES
Eurotropical de Producciones Discográficas, S.L.	Gran Vía, 32 - Madrid	Sound production and recording	Gran Vía Musical de Ediciones, S.L.	100.00%	YES
Gran Vía Musical de Ediciones, S.L.	Gran Vía, 32 - Madrid	Music services	Plural Entertainment España, S.L.	0.01%	YES
			Promotora de Informaciones, S.A.	99.99%	
Gran Vía Musical Inc.	111 West, 57 th Street, NY - USA	Holding company	Gran Vía Musical de Ediciones, S.L.	100.00%	
Lirics and Music, S.L.	Camino Oliveras, 22 - Barcelona	Music publications	Gran Vía Musical de Ediciones, S.L.	100.00%	YES
Media Festivals, S.A.	Gran Vía, 32 - Madrid	Production and organisation of concerts and events	Gran Vía Musical de Ediciones, S.L.	99.97%	YES
			Nova Ediciones Musicales, S.A.	0.03%	
Nova Ediciones Musicales, S.A.	Gran Vía, 32 - Madrid	Music publications	Gran Vía Musical de Ediciones, S.L.	99.99%	YES
			Promotora de Informaciones, S.A.	0.01%	
Planet Events, S.A.	Gran Vía, 32 - Madrid	Production and organisation of concerts and events	Gran Vía Musical de Ediciones, S.L.	50.99%	
			Nova Ediciones Musicales, S.A.	0.01%	
Plural Entertainment Canarias, S.L.	Dársena Pesquera-Edif. Plató del Atlántico-San Andrés 38180	Audiovisual production and distribution	Plural Entertainment España, S.L.	100.00%	
Plural Entertainment España, S.L.	Gran Vía, 32 - Madrid	Audiovisual production and distribution	Promotora de Emisoras, S.L	0.01%	YES
			Promotora de Informaciones, S.A.	99.99%	
Plural Entertainment Inc.	1680 Michigan Avenue, Suite 730 - Miami Beach - USA	Audiovisual production and distribution	Plural Entertainment España, S.L.	100.00%	
Tesela Producciones Cinematográficas, S.L.	Gran Vía, 32 - Madrid	Audiovisual production and distribution	Plural Entertainment España, S.L.	80.80%	YES
INTERNET					
Fully consolidated					
Información, Telefonía y Comunicación, S.A.	Argentina, 2057, La Paz, Bolivia	Telecommunications services	Inversiones Digitales, S.A.	98.00%	
			Inversiones en Radiodifusión, S.A.	1.00%	
			Inversiones Grupo Multimedia de Comunicaciones, S.A.	1.00%	
Inversiones Digitales, S.A.	Federico Zuazo, 1598, La Paz - Bolivia	Holding company	Inversiones Grupo Multimedia de Comunicaciones, S.A.	50.00%	
			Prisacom, S.A.	50.00%	
Prisacom, S.A.	Gran Vía, 32 - Madrid	Internet services provider	Oficina del Autor, S.A.	0.01%	YES
			Promotora de Informaciones, S.A.	99.99%	
Santillana en Red, S.L.	Ribera del Sena s/n. Edificio APOT. Madrid	Multimedia publishing	Prisacom, S.A.	50.00%	YES
			Santillana Educación, S.L.	50.00%	
Sistemtel Telecomunicaciones Bolivia, S.A.	Argentina, 2057, La Paz, Bolivia	Telecommunications services	Inversiones Digitales, S.A.	99.85%	
			Inversiones en Radiodifusión, S.A.	0.08%	
			Inversiones Grupo Multimedia de Comunicaciones, S.A.	0.08%	
Proportionally consolidated					
Infotecnia 11824, S.L.	Ronda de Poniente 7, Tres Cantos - Madrid	Telecommunications services	Prisacom, S.A.	50.00%	

APPENDIX I

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	December 2005 TAX GROUP
PRESS					
Fully consolidated					
Box News Comunicación, S.L.	Américo Vespucio 63, Isla de la Cartuja-Sevilla	Publication, edition, distribution and sale of all types of publications	Grupo Empresarial de Medios Impresos, S.L.	0.01%	YES
			Promotora General de Revistas, S.A.	99.99%	
Diario As, S.L.	Albasanz, 14 - Madrid	Publication and operation of Diario As	Grupo Empresarial de Medios Impresos, S.L.	75.00%	YES
Diario Jaén, S.A.	Torredonjimeno, 1, Pol. Los Olivares - Jaén	Publication and operation of Diario Jaén	Espacio Editorial Andaluza Holding, S.L.	59.27%	
Ediciones La Mirada, S.A.	Fuencarral, 6 - Madrid	Edition, management and operation of printed media	Grupo Empresarial de Medios Impresos, S.L.	99.99%	YES
			Promotora de Informaciones, S.A.	0.01%	
El Correo de Andalucía, S.L.	Americo Vespucio 63 - Isla de la Cartuja- Sevilla	Publication and operation of El Correo de Andalucía	Espacio Editorial Andaluza Holding, S.L.	99.99%	YES
			Grupo Empresarial de Medios Impresos, S.L.	0.01%	
El Correo de la Costa del Sol, S.L.	Avd. Dtor. Manuel Dominguez, 6 - Málaga	Assessment and realisation of creative, advisory or executive tasks and related services	Espacio Editorial Andaluza Holding, S.L.	99.75%	YES
			Grupo Empresarial de Medios Impresos, S.L.	0.25%	
Espacio Editorial Andaluza Holding, S.L.	Gran Vía, 32 - Madrid	Holding company for publishing stakes	Grupo Empresarial de Medios Impresos, S.L.	100.00%	YES
Estructura, Grupo de Estudios Económicos, S.A.	Gran Vía, 32 - Madrid	Publication and operation of Cinco Dias	Grupo Empresarial de Medios Impresos, S.L.	99.99%	YES
			Promotora de Informaciones, S.A.	0.01%	
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32 - Madrid	Holding company for publishing stakes	Promotora de Informaciones, S.A.	100.00%	YES
Gestión de Medios de Prensa, S.A.	Gran Vía, 32 - Madrid	Services rendered to regional and local newspapers	Diario Jaén, S.A.	2.08%	
			El Correo de Andalucía, S.L.	4.30%	
			Grupo Empresarial de Medios Impresos, S.L.	45.00%	
			Novotécnica, S.A.	2.48%	
			Odiel Press, S.L.	1.12%	
Odiel Press, S.L.	Américo Vespucio 63 - Isla de la Cartuja- Sevilla	Publication and operation of Odiel Información	Espacio Editorial Andaluza Holding, S.L.	99.99%	YES
			Grupo Empresarial de Medios Impresos, S.L.	0.01%	
Promotora General de Revistas, S.A.	Fuencarral, 6 - Madrid	Publication, production and operation of magazines	Grupo Empresarial de Medios Impresos, S.L.	99.96%	YES
			Promotora de Informaciones, S.A.	0.04%	
Proportionally consolidated					
Eje de Editores Media, S.L.	Gran Vía, 32 - Madrid	Publication, sale and commercialisation of publications and content	Grupo Empresarial de Medios Impresos, S.L.	50.00%	
Equity consolidated					
Comercialización de Medios 2000, S.A.	Avda. de Montserrat, 46 - Almería	Printing of published materials	Espacio Editorial Andaluza Holding, S.L.	41.50%	
			Novotécnica, S.A.	14.00%	
Edicor, S.L.	Avda. del Mediterraneo 150- Edificio Laura 1ª Planta - Almería	Services for publishing companies	Comercialización de Medios 2000, S.A.	19.80%	
			Grafivoz, S.A.	49.50%	
			Servicom, S.L.	30.69%	
Grafivoz, S.A.	Avda. del Mediterraneo 150- Edificio Laura 1ª Planta - Almería	Printing of published materials	Espacio Editorial Andaluza Holding, S.L.	33.33%	
			Novotécnica, S.A.	23.33%	
Novotécnica, S.A.	Avda. del Mediterraneo 150- Edificio Laura 1ª Planta - Almería	Publication of La Voz de Almería	Espacio Editorial Andaluza Holding, S.L.	31.89%	
Servicom, S.L.	Avda. del Mediterraneo 150- Edificio Laura 1ª Planta - Almería	Distribution of published materials	Espacio Editorial Andaluza Holding, S.L.	17.65%	
			Novotécnica, S.A.	58.82%	

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	TAX GROUP
RADIO					
Fully consolidated					
Algarra, S.A.	García Lovera, 3 - Córdoba	Operation of radio broadcasting stations	S. S. R. Unión Radio, S.L.	100.00%	YES
Avante Radio, S.A.	Gran Vía, 32 - Madrid	Operation of radio broadcasting stations	Radio Club Canarias, S.A.	3.33%	YES
			Radio Murcia, S.A.	3.33%	
			Sociedad Española de Radiodifusión, S.A.	93.34%	
Bergadana de Radio y Televisión, S.L.	Llado, 1-3 - Manresa	Operation of radio broadcasting stations	Ona Catalana, S.A	100.00%	
Catalana de Comunicaciones y Publicidad, S.L.	Aragón, 390 - Barcelona	Operation of radio broadcasting stations	Ona Catalana, S.A	100.00%	
Ciudad Real Noticias, S.A.	Plaza Cervantes 6 - Ciudad Real	Operation of radio broadcasting stations	Ediciones LM, S.L.	100.00%	
Compañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21 - Zaragoza	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.A.	97.03%	YES
Comunicación Radiofónica, S.A.	Gran Vía, 32 - Madrid	Operation of radio broadcasting stations	Avante Radio, S.A.	50.91%	YES
			Ediciones Bidasoa, S.A.	49.09%	
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n - Las Palmas de Gran Canaria	Operation of radio broadcasting stations	S. S. R. Unión Radio, S.L.	100.00%	YES
Ediciones LM, S.L.	Plaza de Cervantes, 6 - Ciudad Real	Operation of radio broadcasting stations	S. S. R. Unión Radio, S.L.	50.00%	
Frecuencia del Principado, S.A.	Jovellanos 1, Gijón	Operation of radio broadcasting stations	S. S. R. Unión Radio, S.L.	100.00%	YES
Gironina de Radio, S.A.	Gran Vía Jaume I - Gerona	Operation of radio broadcasting stations	Ona Catalana, S.A	100.00%	
Iniciativas Radiofónicas, S.A.	Gran Vía, 32 - Madrid	Operation of radio broadcasting stations	Ondas, S.A.	93.42%	YES
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1 - Toledo	Operation of radio broadcasting stations	Ediciones LM, S.L.	40.00%	
			S. S. R. Unión Radio, S.L.	50.00%	
Ona Catalana, S.A.	Aragón, 390 - Barcelona	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.A.	100.00%	
Onda La Finojosa, S.A.	Limosna, 2 - Hinojosa del Duque - Córdoba	Operation of radio broadcasting stations	Algarra, S.A.	100.00%	YES
Ondas, S.A.	Caspe, 6 - Barcelona	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.A.	100.00%	YES
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3 - Santiago de Compostela	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.A.	42.42%	
Paltrieva, S.A.	Gran Vía, 32 - Madrid	Holding company for stakes in radio broadcasting companies	Promotora de Informaciones, S.A.	50.93%	
Radio 30, S.A.	Radio Murcia, 4 - Murcia	Operation of radio broadcasting stations	Radio Murcia, S.A.	100.00%	YES
Radio Burgos, S.L.	Venerables 8 - Burgos	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.A.	100.00%	YES
Radio Club Canarias, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.A.	95.00%	YES
Radio Costa Brava, S.A.	Didac Garrell, 102 - Palamós	Operation of radio broadcasting stations	Ona Catalana, S.A	100.00%	
Radio España de Barcelona, S.A.	Caspe, 6 - Barcelona	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.A.	99.32%	YES
Radio Gibralfaro, S.A.	Santa Paula 2, Granada	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.A.	100.00%	YES
Radio Murcia, S.A.	Radio Murcia, 4 - Murcia	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.A.	83.33%	YES
Radio Zaragoza, S.A.	Pº de la Constitución, 21 - Zaragoza	Operation of radio broadcasting stations	Compañía Aragonesa de Radiodifusión, S.A.	66.00%	YES
			Sociedad Española de Radiodifusión, S.A.	34.00%	
Radiodifusión Tenerife, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Operation of radio broadcasting stations	Ediciones Bidasoa, S.A.	100.00%	YES
S. S. R. Unión Radio, S.L.	Gran Vía, 32 - Madrid	Operation of radio broadcasting stations	Promotora de Informaciones, S.A.	80.00%	YES
Sociedad Española de Radiodifusión, S.A.	Gran Vía, 32 - Madrid	Operation of radio broadcasting stations	Promotora de Informaciones, S.A.	99.99%	YES
Sociedad de Radiodifusión Aragonesa, S.A.	Paseo de la Constitución, 21 - Zaragoza	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.A.	50.00%	
Societat de Comunicacio i Publicidat, S.L.	Parc. De la Mola, 10 Torre Caldea, 6º Escalde - Engordany (Andorra)	Operation of radio broadcasting stations	Ona Catalana, S.A	100.00%	
Sogecable Música, S.L.	Gran Vía, 32 - Madrid	Creation, broadcasting, distribution and operation of thematic TV channels	S. S. R. Unión Radio, S.L.	50.00%	
			Compañía Independiente de Televisión, S.L.	50.00%	
Talavera Visión, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Operation of radio broadcasting stations	Valdepeñas Comunicación, S.L.	100.00%	
Telecomunicaciones Empresariales del Sur, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Operation of radio broadcasting stations	Ediciones LM, S.L.	82.00%	
Teleonda Ciudad Real, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Operation of radio broadcasting stations	Ediciones LM, S.L.	100.00%	
Teleser, S.A.	Gran Vía, 32 - Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.A.	71.64%	
Unión Radio Digital, S.A.	Gran Vía, 32 - Madrid	Operation of digital radio broadcasting concession	Antena 3 de Radio, S.A.	40.00%	
			Sociedad Española de Radiodifusión, S.A.	60.00%	
Valdepeñas Comunicación, S.L.	Pza. de Cervantes, 6 - Ciudad Real	Operation of radio broadcasting stations	S. S. R. Unión Radio, S.L.	50.00%	

APPENDIX I

COMPANY	REGISTERED OFFICE	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	TAX GROUP
RADIO					
Equity consolidated					
Antena 3 de Radio, S.A.	María de Molina, 54 - Madrid	Operation of radio broadcasting stations	Inversiones Godó, S.A.	64.64%	
			Paltrieva, S.A.	34.78%	
Antena 3 de Radio de León, S.A.	María de Molina, 54 - Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	99.56%	
Antena 3 de Radio de Melilla, S.A.	María de Molina, 54 - Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	
Inversiones Godó, S.A.	Pelayo, 28 - Barcelona	Holding company	Promotora de Informaciones, S.A.	48.95%	
La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10 - Los Llanos de Aridane	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	
Onda Musical, S.A.	Oquendo 23 - Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	49.01%	
			Inversiones Godó, S.A.	16.68%	
			Paltrieva, S.A.	34.30%	
Radio La Cerdanya, S.A.	Pla del Fort, 2 - Puigcerdá	Operation of radio broadcasting stations	Ona Catalana, S.A	34.92%	
Radio Jaen, S.L.	Obispo Aguilar, 1 - Jaen	Operation of radio broadcasting stations	S. S. R. Unión Radio, S.L.	35.99%	
Radiodifusora de Navarra, S.A.	Polígono Plazaola, Manzana F - 2ºA - Pamplona	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avd. de la Estación, 5 Bajo - Albacete	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	74.60%	
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5 - Arrecife	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	50.00%	
Teleradio Pres, S.L.	Avd. de la Estación, 5 Bajo - Albacete	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	75.10%	
Televisión Ciudad Real, S.L.	Plaza España, 2 - Ciudad Real	Production, broadcasting, publication and distribution of all types of media and advertising activities.	Antena 3 de Radio, S.A.	75.10%	
Unión Radio del Pirineu, S.A.	Carrer Prat del Creu, 32 - Andorra la Vella	Operation of radio broadcasting stations	S. S. R. Unión Radio, S.L.	33.00%	

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	December 2005 TAX GROUP
LOCAL TELEVISION					
Fully consolidated					
Axarquia Visión, S.A.	Paseo de Reding, 7 - Málaga	Local TV services	Málaga Altavisión, S.A.	80.00%	
Canal 4 Navarra, S.L.	Avda. Sancho el Fuerte, 18 - Pamplona	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	100.00%	YES
Canal 4 Navarra Digital, S.A.	Polígono Industrial Cordovilla - Navarra	Local TV services	Canal 4 Navarra, S.L.	100.00%	YES
Collserola Audiovisual, S.L.	Pza. Narcis Oller Nº6 1º, 1ª - 08006 Barcelona	Local TV services	Legal Affairs Consilium, S.L.	92.00%	
			Promotora de Emisoras de Televisión, S.A.	0.50%	
Comunicaciones y Medios Audiovisuales Tele Alcalá, S.L.	Encomienda, 33 - Alcalá de Henares	Local TV services	Productora Digital de Medios Audiovisuales, S.A.	99.93%	
			Promotora de Emisoras de Televisión, S.A.	0.07%	
Legal Affairs Consilium, S.L.	Pza. Narcis Oller Nº6 1º, 1ª - 08006 Barcelona	Local TV services	Promotora de Emisoras de Televisión, S.A.	100.00%	YES
Localia TV Madrid, S.A.	Gran Vía, 32 - Madrid	Local TV services	Promotora de Emisoras, S.L	1share	YES
			Promotora de Emisoras de Televisión, S.A.	100.00%	
Localia TV Valencia, S.A.	Don Juan de Austria 3 - 46002 Valencia	Local TV services	Promotora de Emisoras de Televisión, S.A.	100.00%	YES
Málaga Altavisión, S.A.	Paseo de Reding, 7 - Málaga	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	73.72%	
Marbella Digital Televisión, S.A.	Paseo de Reding, 7 - Málaga	Local TV services	Málaga Altavisión, S.A.	100.00%	
Productora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2 - Badajoz	Local TV services	Promotora de Emisoras de Televisión, S.A.	51.00%	
Productora Audiovisual de Mallorca, S.A.	Puerto Rico, 15 - Palma de Mallorca	Local TV services	Promotora de Emisoras de Televisión, S.A.	99.84%	YES
Productora de Comunicación Toledo, S.A.	Carreteros, 1 - Toledo	Local TV services	Promotora de Emisoras de Televisión, S.A.	74.84%	
Productora de Televisión de Córdoba, S.A.	Amatista s/n, Pol. El Granadall - Córdoba	Local TV services	Localia TV Madrid, S.A.	0.01%	YES
			Promotora de Emisoras de Televisión, S.A.	99.99%	
Productora Digital de Medios Audiovisuales, S.A.	Juan de la Cierva, 72 - Pol. Ind. Prado Regordoño - Mostoles	Local TV services	Promotora de Emisoras de Televisión, S.A.	97.00%	
Productora Extremeña de Televisión, S.A.	J. M. R. "Azorín", Ed. Zeus, Pol. La Corchera - Mérida, Badajoz	Local TV services	Promotora de Emisoras de Televisión, S.A.	51.00%	
Promoción de Actividades Audiovisuales en Canarias, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Communications for TV media in the Canary Islands	Promotora de Emisoras, S.L	100.00%	YES
			Promotora de Emisoras de Televisión, S.A.	1share	
Promociones Audiovisuales Sevillanas, S.A.	Rafael González Abreu, 3 - Sevilla	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	55.00%	
Promotora Audiovisual de Zaragoza, S.L.	Emilia Pardo Bazán, 18 - Zaragoza	Local TV services	Localia TV Madrid, S.A.	1share	YES
			Promotora de Emisoras de Televisión, S.A.	99.90%	
Promotora de Emisoras, S.L	Gran Vía, 32 - Madrid	Radio broadcasting services	Promotora de Informaciones, S.A.	100.00%	YES
Promotora de Emisoras de Televisión, S.A.	Gran Vía, 32 - Madrid	Operation of TV channels	Promotora de Emisoras, S.L	75.00%	YES
Telecomunicación Antequera, S.A.	Aguardenteros, 15 - Antequera, Málaga	Local TV services	Málaga Altavisión, S.A.	93.01%	
Televisión, Medios y Publicidad, S.L.	Quitana, 38 - Alicante	TV services	Promotora de Emisoras de Televisión, S.A.	100.00%	YES
TV Local Eivissa, S.L.	Avd. San Jordi s/n - Edificio Residencial - Ibiza	TV services	Productora Audiovisual de Mallorca, S.A.	90.00%	
Proportionally consolidated					
Sociedad Canaria de Televisión Regional, S.A.	Avda. de Madrid s/n - Tenerife	Audiovisual productions for TV	Promotora de Emisoras de Televisión, S.A.	40.00%	
Equity consolidated					
Albarizas Comunicación, S.A.	Avda. del Membrillar s/n - Jerez de la Frontera, Cádiz	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	50.00%	
Canal Bilbao, S.A.	Ribera Elorrieta, 3 - Bilbao	TV services	Promotora de Emisoras de Televisión, S.A.	30.00%	
Canal Gazteiz televisión, S.L	Portal de Gamarra 23, pabellón A-01013 Gasteiz-Vitoria, Álava	TV services	Promotora de Emisoras de Televisión, S.A.	30.00%	
Chip Audiovisual, S.A	Coso, 100 planta 3ª puerta 4-50001 Zaragoza	Audiovisual productions for TV	Promotora de Emisoras de Televisión, S.A.	25.00%	
Compostela Visión, S.L.	Rua Nova 32, 2ª planta 15705 Santiago de Compostela-La Coruña	Development of the Latin American radio business	Unión de Televisiones Gallegas, S.A.	100.00%	
Ferrolvisión, S.L.	Arce s/n, Ferrol	Local TV services	Unión de Televisiones Gallegas, S.A.	100.00%	
Guipuzkoa Televisión, S.A.	Libertad, 17 - San Sebastián	Local TV services	Promotora de Emisoras de Televisión, S.A.	30.00%	
Grupo de Comunicación y Televisión Castilla La Mancha, S.A.	C/País Valenciano 5 - Ciudad Real	Local TV services	Promotora de Emisoras de Televisión, S.A.	33.33%	
Productora Asturiana de Televisión, S.A.	Asturias, 19 - Oviedo	Local TV services	Promotora de Emisoras de Televisión, S.A.	59.99%	
Productora Canaria de Programas, S.A.	Enrique Wolfson, 17 - S. C. de Tenerife	Development of a promotional TV channel for the Canary Islands	*Promoción de Actividades Audiovisuales en Canarias, S.A.*	40.00%	
Productora de Televisión de Almería, S.A.	Avda. del Mediterraneo 150- Edificio Laura 1ª Planta - Almería	Local TV services	Novotécnica, S.A.	58.51%	
			Promotora de Emisoras de Televisión, S.A.	33.27%	

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	December 2005 TAX GROUP
LOCAL TELEVISION					
Equity consolidated					
Productora de Televisión de León, S.A.	República Argentina, 28 - León	Local TV services	Promotora de Emisoras de Televisión, S.A.	32.33%	
Productora de Televisión de Salamanca, S.A.	Arco, 16-20 - Salamanca	Local TV services	Promotora de Emisoras de Televisión, S.A.	41.37%	
Promotora Audiovisual de Jaén, S.A.	Avda. del Ejército Español, 6 - Jaén	Local TV services	Diario Jaén , S.A.	25.00%	
			Promotora de Emisoras de Televisión, S.A.	20.01%	
			Radio Jaén, S.L.	25.00%	
Radiotelevisión Compostela, S.L.	Fuencarral, 123 - Madrid	Local TV services	Unión de Televisiones Gallegas, S.A.	100.00%	
Riotedisa, S.A.	Avda. de Portugal, 12 - Logroño	Audiovisual productions for TV	Promotora de Emisoras de Televisión, S.A.	49.00%	
Televisión Alpujarra, S.L.	Pza. Zenete Nº11, El Ejido - Almería	Local TV services	Novotécnica, S.A.	16.00%	
			Productora de Televisión de Almería, S.A.	51.00%	
Televisión Bidasoa, S.L	Señor Aranzate, 10 20304-Irún, Guipuzcoa	Local TV services	Gipuzkoa Televisión, S.A.	90.00%	
Televisión Pontevedra S.A.	Castelao 3 B 1º - Pontevedra	Local TV services	Unión de Televisiones Gallegas, S.A.	100.00%	
Unión de Televisiones Gallegas, S.A.	Pza. de Orense, 3 - La Coruña	Operation of local audiovisual media	Promotora de Emisoras de Televisión, S.A.	32.69%	

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	December 2005 TAX GROUP
PUBLISHING					
Fully consolidated					
Aguilar A.T.A., S.A. de Ediciones.	Leandro N. Alem 720 - Buenos Aires 1001, Argentina	Publishing	Ediciones Santillana, S.A. (Argentina)	1 share	
			Ítaca, S.L.	5.00%	
			Santillana Ediciones Generales, S.L.	95.00%	
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444, Providencia - Santiago de Chile, Chile	Publishing	Ítaca, S.L.	0.03%	
			Santillana Ediciones Generales, S.L.	99.97%	
Canal de Editoriales, S.A.	Juan Bravo, 38 - Madrid	Retail	Grupo Santillana de Ediciones, S.L.	99.14%	YES
Constancia Editores, S.A.	Estrada da Outorela 118, 2795 - Carnaxide Linda a Velha - Portugal	Publishing	Santillana Educación, S.L.	100.00%	
Distribuidora y Editora Aguilar, A.T.A, S.A. de C.V.	Calle 80, N 10-23 - Santa Fe de Bogotá, Colombia	Publishing	Ediciones Grazalema, S.A.	0.01%	
			Edicions Obradoiro, S.A.	0.01%	
			Edicions Voramar, S.A.	0.01%	
			Ítaca, S.L.	5.01%	
			Santillana Ediciones Generales, S.L.	94.97%	
Distribuidora y Editora Richmond, S.A.	Calle 80, N 10-13 - Santa Fe de Bogotá, Colombia	Publishing	Ediciones Grazalema, S.A.	0.10%	
			Edicions Obradoiro, S.A.	0.10%	
			Edicions Voramar, S.A.	0.10%	
			Ítaca, S.L.	4.80%	
			Santillana Educación, S.L.	94.90%	
Ediciones Aguilar Venezolana, S.A.	Rómulo Gallegos, Edificio Zulia 1° - Caracas, Venezuela	Publishing	Editorial Santillana, S.A. (Venezuela)	100.00%	
Ediciones Grazalema, S.A.	Rafael Beca Mateos, 3 - Sevilla	Publishing	Ítaca, S.L.	0.02%	YES
			Santillana Educación, S.L.	99.98%	
Ediciones Santillana Inc.	1506 Roosevelt Avenue, Guaynabo, Puerto Rico	Publishing	Santillana Educación, S.L.	100.00%	
Ediciones Santillana, S.A. (Argentina)	Leandro N. Alem 720 - Buenos Aires 1001, Argentina	Publishing	Ítaca, S.L.	5.00%	
			Santillana Educación, S.L.	95.00%	
Ediciones Santillana, S.A. (Uruguay)	Constitución, 1889 - 11800 - Montevideo, Uruguay	Publishing	Santillana Educación, S.L.	100.00%	
Edicions Obradoiro, S.A.	Vía Pasteur, 44 Pol. Ind. Tambre - Santiago de Compostela	Publishing	Ítaca, S.L.	0.01%	YES
			Santillana Educación, S.L.	99.99%	
Edicions Voramar, S.A.	Valencia, 44 - 46210 Pincaya - Valencia	Publishing	Ítaca, S.L.	0.01%	YES
			Santillana Educación, S.L.	99.99%	
Editora Moderna Ltda.	Rua Padre Adelino, 758 Belezinho, Sao Paulo - Brazil	Publishing	Grupo de Edicoes Santillana Ltda.	100.00%	
Editora Objetiva Ltda.	Rua Cosme Velho 103, Rio de Janeiro - Brazil	Publishing	Santillana Ediciones Generales, S.L.	75.00%	
Editorial Nuevo México, S.A. de C.V.	Insurgentes, 686 - Mezzanine - Colonia del Valle - México D.F.	Publishing	Editorial Santillana S.A. de C.V. (Mexico)	0.01%	
			Lanza, S.A. de C.V.	99.99%	
Editorial Santillana, S.A. (Colombia)	Calle 80, N 10-23 - Santa Fe de Bogotá, Colombia	Publishing	Ítaca, S.L.	5.10%	
			Santillana Educación, S.L.	94.90%	
Editorial Santillana, S.A. (Guatemala)	7ª Avenida 11-11, Zona 9, Guatemala, C.A.	Publishing	Ítaca, S.L.	0.01%	
			Santillana Educación, S.L.	99.99%	
Editorial Santillana, S.A. (Rep. Dominicana)	Juan Sánchez Ramírez, 9, Gazcue, Santo Domingo, R. Dominicana	Publishing	Santillana Educación, S.L.	99.95%	
			Otras Sociedades Grupo Santillana de Ediciones, S.L.	0.05%	
Editorial Santillana, S.A. (Venezuela)	Rómulo Gallegos, Edificio Zulia 1° - Caracas, Venezuela	Publishing	Santillana Educación, S.L.	100.00%	
Editorial Santillana, S.A. de C.V. (Mexico)	Avda. Universidad 767- Colonia del Valle, México DF, México	Publishing	Editorial Nuevo México, S.A. de C.V.	1 share	
			Lanza, S.A. de C.V.	100.00%	
Editorial Santillana, S.A. de C.V. (El Salvador)	Siemens, 48 Zona industrial Santa Elena - La Libertad, El Salvador	Publishing	Ítaca, S.L.	0.05%	
			Santillana Educación, S.L.	99.95%	
Grup Promotor D'Ensenyement i Difussió en Catalá, S.L.	Frederic Mompou, 11 - V. Olímpica, Barcelona	Publishing	Promotora de Informaciones, S.A.	0.01%	YES
			Santillana Educación, S.L.	99.99%	
Grupo de Edicoes Santillana Ltda.	Rua Padre Adelino, 758 Belezinho, Sao Paulo - Brazil	Publishing	Ediciones Santillana, S.A. (Argentina)	1share	
			Santillana Educación, S.L.	100.00%	

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	December 2005 TAX GROUP
PUBLISHING					
Fully consolidated					
Grupo Santillana de Ediciones, S.L.	Torrelaguna, 60 - Madrid	Publishing	Ítaca, S.L.	1 share	YES
			Promotora de Informaciones, S.A.	100.00%	
Instituto Universitario de Posgrado, S.A.	Torrelaguna, 60 - Madrid	Complementary educational services	Santillana Formación, S.L.	52.00%	
Ítaca, S.L.	Torrelaguna, 60 - Madrid	Book distribution	Grupo Santillana de Ediciones, S.L.	99.99%	YES
			Promotora de Informaciones, S.A.	0.01%	
Lanza, S.A. de C.V.	Avda. Universidad 767- Colonia del Valle, México DF, Mexico	Creation, development and management of companies	Editorial Santillana S.A. de C.V. (Mexico)	0.01%	
			Santillana Educación, S.L.	99.99%	
Librerías Crisol, S.A.	Avda. *Primavera* 2160 - Santiago de Surco, Lima, Peru.	Retail	Santillana, S.A. (Peru)	99.89%	
N. Editorial, S.L.	Torrelaguna, 60 - Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	99.99%	YES
			Promotora de Informaciones, S.A.	0.01%	
Punto de Lectura, S.L. (formerly Suma de Letras, S.L.)	Juan Bravo, 38 - Madrid	Publishing	Santillana Ediciones Generales, S.L.	100.00%	YES
			Ítaca, S.L.	1 share	
Punto de Lectura, S.A. de C.V. (formerly Suma de Letras, S.A. de C.V.)	Avda. Universidad 767 - México D.F., Mexico	Publishing	Lanza, S.A. de C.V.	1.00%	
			Punto de Lectura, S.L.	98.00%	
			Santillana Ediciones Generales, S.L.	1.00%	
Richmond Publishing S.A. de C.V.	Avda. Universidad 767- Colonia del Valle, México DF, Mexico	Publishing	Editorial Santillana S.A. de C.V. (Mexico)	0.02%	
			Lanza, S.A. de C.V. (Mexico)	99.98%	
Salamandra Editorial, Ltda.	Rua Padre Adelino, 758 Belezinho, Sao Paulo - Brazil	Publishing	Editora Moderna, Ltda.	100.00%	
			Grupo de Ediçoes Santillana Ltda.	1 share	
Santillana, S.A. (Costa Rica)	La Uruca, 100m Oeste de Migración - San José, Costa Rica	Publishing	Ítaca, S.L.	0.01%	
			Santillana Educación, S.L.	99.99%	
Santillana, S.A. (Ecuador)	Avda. Eloy Alfaro, 2277 y 6 de diciembre - Quito, Ecuador	Publishing	Santillana Educación, S.L.	100.00%	
Santillana, S.A. (Paraguay)	Avda Venezuela, 276 - Asunción, Paraguay	Publishing	Ediciones Santillana, S.A. (Argentina)	0.02%	
			Santillana Educación, S.L.	99.98%	
Santillana, S.A. (Peru)	Avda. Primavera 2160 - Santiago de Surco, Lima, Peru.	Publishing	Santillana Educación, S.L.	95.00%	
Santillana Canarias, S.L.	PG El Mayorazgo parcela 14A, Santa Cruz de Tenerife, España	Publishing	Ítaca, S.L.	1.00%	YES
			Santillana Educación, S.L.	99.00%	
Santillana de Ediciones, S.A.	Avda. Arce, 2333 - La Paz, Bolivia	Publishing	Ítaca, S.L.	0.15%	
			Santillana Ediciones Generales, S.L.	0.15%	
			Santillana Educación, S.L.	99.70%	
Santillana del Pacífico, S.A. de Ediciones.	Dr. Aníbal Ariztía 1444, Providencia - Santiago de Chile, Chile	Publishing	Ítaca, S.L.	1 share	
			Santillana Educación, S.L.	100.00%	
Santillana Ediciones Generales, S.L.	Torrelaguna, 60 - Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	YES
			Ítaca, S.L.	1 share	
Santillana Ediciones Generales, S.A. de C.V.	Avda. Universidad 767- Colonia del Valle, México DF, Mexico	Publishing	Lanza, S.A. de C.V.	2.46%	
			Santillana Ediciones Generales, S.L.	97.54%	
Santillana Educación, S.L.	Torrelaguna, 60 - Madrid	Publishing	Ítaca, S.L.	1 share	YES
			Grupo Santillana de Ediciones, S.L.	100.00%	
Santillana Formación, S.L.	Torrelaguna, 60 - Madrid	Complementary educational services	Grupo Santillana de Ediciones, S.L.	99.99%	YES
			Ítaca,S.L.	0.01%	
Santillana USA *Publishing Co. Inc.*	2105 NW 86th Avenue - Miami, Florida, USA	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	
Suma de Letras Argentina, S.A.	Leandro N. Alem 720 - Buenos Aires 1001, Argentina	Publishing	Aguilar A.T.A., S.A. de Ediciones.	0.07%	
			Santillana Ediciones Generales, S.L.	4.93%	
			Suma de Letras, S.L.	95.00%	
Zubia Editoriala, S.A.	Pol. Lezama Leguizamon, c/ 31 - Etxebarri, Vizcaya	Publishing	Promotora de Informaciones, S.A.	0.10%	YES
			Santillana Educación, S.L.	99.90%	

CONSOLIDATED COMPANIES: 2005

APPENDIX I

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	December 2005 TAX GROUP
PRINTING					
Fully consolidated					
Prisaprint, S.L.	Gran Vía, 32 - Madrid	Management of printing companies	Grupo Empresarial de Medios Impresos, S.L.	0.01%	YES
			Promotora de Informaciones, S.A.	99.99%	
Ediciones Bidasoa, S.A.	Gran Vía, 32 - Madrid	Printing of published materials	Prisaprint, S.L.	100.00%	YES
Proportionally consolidated					
Altamira Press, S.A.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Printing of published materials	Dédalo Hispánica, S.A.	100.00%	
Bidasoa Press, S.L.	Gran Vía, 32 - Madrid	Printing of published materials	Dédalo Grupo Gráfico, S.L.	100.00%	
Dédalo Altamira, S.A.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Printing of published materials	Dédalo Grupo Gráfico, S.L.	50.00%	
			Mateu Cromo Artes Gráficas, S.A.	50.00%	
Dédalo Grupo Gráfico, S.L.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Printing of published materials	Prisaprint, S.L.	40.00%	
Dédalo Heliocolor, S.L. (formerly Polestar Heliocolor, S.L.)	C/ Camino de los Afligidos S/N - Alcala de Henares - Madrid	Printing of published materials	Dédalo Hispánica, S.A.	100.00%	
Dédalo Hispánica, S.A. (formerly Polestar Hispánica, S.A.)	C/ Camino de los Afligidos S/N - Alcala de Henares - Madrid	Printing of published materials	Dédalo Grupo Gráfico, S.L.	100.00%	
Distribuciones Aliadas, S.A.	Gran Vía, 32 - Madrid	Printing of published materials	Dédalo Grupo Gráfico, S.L.	100.00%	
Gráficas Integradas, S.A.	C/ Camino de los Afligidos S/N - Alcala de Henares - Madrid	Printing of published materials	Dédalo Hispánica, S.A.	100.00%	
Macrolibros, S.A.	C/ Vázquez de Menchaca, 9, Polígono Industrial Argales - Valladolid	Printing of published materials	Dédalo Grupo Gráfico, S.L.	0.01%	
			Mateu Cromo Artes Gráficas, S.A.	99.99%	
Mateu Cromo Artes Gráficas, S.A.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Printing of published materials	Dédalo Grupo Gráfico, S.L.	100.00%	
Mateu Liber, S.L.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Printing of published materials	Dédalo Grupo Gráfico, S.L.	99.50%	
			Mateu Cromo Artes Gráficas, S.A.	0.50%	
Norprensa, S.A.	Gran Vía, 32 - Madrid	Printing of published materials	Dédalo Grupo Gráfico, S.L.	100.00%	
DISTRIBUTION					
Fully consolidated					
Gestión de Logística Editorial, S.L.	Samaniego s/n, Pol. Las Mercedes - Madrid	Distribution and sale of published materials	Redprensa, S.L.	50.00%	
Redprensa, S.L.U.	Gran Vía, 32 - Madrid	Holding company	Promotora de Informaciones, S.A.	100.00%	YES
Equity consolidated					
Beralán, S.L.	Avda. Ama Kandida, 21 - Guipuzcoa	Distribution of published materials	Redprensa, S.L.	22.25%	
Cirpress, S.L.	Autopista A8 Km 14,4 - Arribas, Asturias	Distribution of published materials	Redprensa, S.L.	24.70%	
Diserpo, S.R.L.U.	C/Dels Argenters 4, P.I. Vara de Quart. - 46014 Valencia	Distribution of published materials	Val Disme, S.L.	100.00%	
Distribuciones Papiro, S.L.	Dtor. Ferrán s/n, Pol. Ind. El Montalbo - Carbajosa de la Sagrada, Salamanca	Distribution of published materials	Redprensa, S.L.	25.14%	
Distribuidora Almeriense de Publicaciones, S.L.	Sierra Cabrera, 1. Pol. Ind. La Juaida - Viator, Almería	Distribution of published materials	Comercialización de Medios 2000, S.A.	30.00%	
		Distribution of published materials	Distrimedios, S.L.	70.00%	
Distribuidora Cordobesa de Medios Editoriales, S.L.	Pol. Ind. Chinales, naves 7 y 8, parcela 29 - Córdoba	Distribution of published materials	Distrimedios, S.L.	70.00%	
Distribuidora de Publicaciones Boreal, S.L.	Avenida de Fuentemar, 29 - Coslada, Madrid	Distribution of published materials	Redprensa, S.L.	29.00%	
Distribuidora Extremeña de Publicaciones, S.L.	Ctra. N-5, Km. 397 - Badajoz	Distribution of published materials	Distrimedios, S.L.	70.00%	
Distribuidora Jienense de Publicaciones, S.L.	Pol. Ind. Los Olivares, calle 5, parcela 526 - Jaén	Distribution of published materials	Distrimedios, S.L.	100.00%	
Distrimedios, S.L.	Agricultura, parcela D-10 (P. Empresarial) - Jerez, Cádiz	Distribution of published materials	Redprensa, S.L.	29.00%	
Marina Press Distribuciones, S.L.	Pere IV, 467 - Barcelona	Distribution of published materials	Redprensa, S.L.	30.00%	
Prensa Serviodiel, S.L.	Polígono Tartessos 309, Calle A - 21610 San Juan del Puerto (Huelva)	Distribution of published materials	Distrimedios, S.L.	70.00%	
Souto, S.L.	Pol. Ind. Oceao, C/Da Industria, 107. 27290 Lugo	Distribution of publications	Distribuidora de Publicaciones Boreal, S.L.	100.00%	
Suscripciones de Medios Editoriales, S.L.	C/De la Agricultura, Parque Empresarial Parcela D1 - 11407 Jerez de la Frontera	Distribution of published materials	Distrimedios, S.L.	100.00%	
Trecedis, S.L.	C/Avenida de Bruselas, 5. Arroyo de la Vega - 28108 Alcobendas	Distribution of publications	Beralán, S.L.	7.69%	
			Cirpress, S.L.	7.69%	
			Distribuciones Papiro, S.L.	7.69%	
			Distribuidora de Publicaciones Boreal, S.L.	7.69%	
			Distrimedios, S.L.	7.69%	
			Gestión de Logística Editorial, S.L.	7.69%	
			Marina Press Distribuciones, S.L.	7.69%	
			Val Disme, S.L.	7.69%	
Val Disme, S.L.	Trajinors, 3 - Valencia	Distribution of published materials	Redprensa, S.L.	23.75%	
ADVERTISING SALES TO MEDIA					
Fully consolidated					
Gerencia de Medios, S.A.	Gran Vía, 32 - Madrid	Contracting of advertising exclusives	Promotora de Informaciones, S.A.	99.99%	YES
			Redprensa, S.L.	0.01%	
GDM Publicidad Electrónica, S.A.	Gran Vía, 32 - Madrid	Design and development of image applications	Gerencia de Medios, S.A.	51.00%	
Solomedios, S.A.	Gran Vía, 32 - Madrid	Advertising management	Gerencia de Medios, S.A.	99.97%	YES
			Promotora de Informaciones, S.A.	0.03%	

APPENDIX I

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	December 2005 TAX GROUP
INTERNATIONAL RADIO					
Fully consolidated					
Caracol S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radiobroadcasting services	Grupo Latino de Radio, S.L.	77.05%	
Caracol Broadcasting, Inc.	*2100 Coral Way - Miami 33145 - Florida*, USA	Operation of radio broadcasting stations	Grupo Latino de Radiodifusión LLC.	100.00%	
Caracol Estéreo, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	Grupo Latino de Radio, S.L.	77.04%	
CHR, Cadena Hispanoamericana de Radio, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	Caracol, S.A.	48.15%	
			Caracol Estéreo, S.A.	46.79%	
			Promotora de Publicidad Radial, S.A.	5.06%	
Compañía de Comunicaciones C.C.C. Ltda.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	Caracol, S.A.	43.45%	
			Caracol Estéreo, S.A.	11.13%	
			Ecos de la Montana Cadena Radial Andina, S.A.	4.42%	
			Grupo Latino de Radio, S.L.	16.72%	
			Promotora de Publicidad Radial, S.A.	19.27%	
Comunicaciones del Pacífico, S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Operation and management of TV channels and radio broadcasting stations	Consorcio Radial de Chile, S.A.	66.70%	
			Comunicaciones Santiago, S.A.	33.30%	
Comunicaciones Santiago, S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Operation of radio broadcasting stations	Publicitaria y Difusora del Norte Ltda.	25.00%	
			Radiodifusora del Norte Ltda.	75.00%	
Consorcio Radial de Chile, S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Operation of radio broadcasting stations	GLR Chile Ltda	99.84%	
			Grupo Latino de Radio, S.L.	0.16%	
Consorcio Radial de Panamá, S.A	Urbanización Obarrio, Calle 54 Edificio Caracol, Panamá	Advisory services and commercialisation of services and products in general, particularly to Green Emerald Business Inc.	*Grupo Latino de Radio, S.L.*	100.00%	
Corporación Argentina de Radiodifusión, S.A.	Bearley 3860 - Buenos Aires, Argentina	Operation of radio broadcasting stations	Ediciones Santillana, S.A. (Argentina)	1.00%	
			GLR Services Inc.	99.00%	
Ecos de la Montana Cadena Radial Andina, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	Grupo Latino de Radio, S.L.	76.80%	
Emisora Mil Veinte, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	Grupo Latino de Radio, S.L.	75.72%	
Fast Net Comunicaciones, S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Telecommunications and radio broadcasting services	Comunicaciones Santiago, S.A.	99.00%	
			Publicitaria y Difusora del Norte Ltda.	1.00%	
GLR Broadcasting, LLC	Baypoint Office Tower, 4770 Biscayne Blvd. Suite 700 Miami, FL 33137	Operation of radio broadcasting stations	GLR Services Inc.	100.00%	
GLR Chile Ltda	Los Leones 2255 - Providencia, Santiago de Chile	Operation of radio broadcasting stations	Caracol, S.A.	0.01%	
			Grupo Latino de Radio, S.L.	99.99%	
GLR Francia, S.A.R.L.	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, France	Radio broadcasting	*Grupo Latino de Radio, S.L.*	100.00%	
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, France	Radio broadcasting	Grupo Latino de Radio, S.L.	40.00%	
			Prisa División Internacional, S.L.	20.00%	
GLR Networks, LLC	*Baypoint Office Tower, 4770 Biscayne Boulevard*, Suite 700 - Miami (USA)	Services for radio broadcasting companies	GLR Services Inc.	100.00%	
GLR Services Inc.	2100 Coral Way - Miami 33145 - Florida, USA	Services for radio broadcasting companies	Grupo Latino de Radio, S.L.	100.00%	
Grupo Latino de Radio, S.L.	Gran Vía, 32 - Madrid	Development of Latin American radio market	Prisa División Internacional, S.L.	86.76%	YES
			Promotora de Informaciones, S.A.	13.24%	
Grupo Latino de Radiodifusión LLC.	Corporation Trust Center, 1209, Orange Street - New Castle, USA	*Development* of Latin American radio market in USA	Grupo Latino de Radio, S.L.	100.00%	
La Voz de Colombia, S.A.	Villavicencio Calle 67 nº 7-37-Piso 7, Ctra. 31 (Colombia)	Servicios de radiodifusión comercial	Caracol, S.A.	0.01%	
			Grupo Latino de Radio, S.L.	75.64%	
LS4 Radio Continental, S.A	Rivadavia 835 Ciudad Autónoma de Buenos Aires	Radio broadcasting and advertising services	Corporación Argentina de Radiodifusión, S.A.	30.00%	
			GLR Services Inc.	70.00%	
Prisa División Internacional, S.L.	Gran Vía, 32 - Madrid	Holding for foreign companies	Grupo Empresarial de Medios Impresos, S.L.	1 share	YES
			Promotora de Informaciones, S.A.	76.00%	
Prisa Inc.	*5300 First Union Finacial Centre, Miami*, Florida, USA	Management of companies in the USA and North America	Prisa División Internacional, S.L.	100.00%	
Promotora de Publicidad Radial, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	Grupo Latino de Radio, S.L.	77.04%	
Publicitaria y Difusora del Norte Ltda.	Los Leones 2253 - Providencia, Santiago de Chile	Radio broadcasting	Consorcio Radial de Chile, S.A.	99.00%	
			GLR Chile Ltda	1.00%	
Radiodifusora Beethoven Valparaíso, Ltda.	Los Leones 2255 - *Providencia, Santiago de Chile*	Operation of radio broadcasting stations	Comunicaciones del Pacífico S.A.	91.00%	
			Comunicaciones Santiago, S.A.	9.00%	
Radio Estéreo, S.A	Rivadavia 835 Ciudad Autónoma de Buenos Aires	Operation of radio broadcasting stations and advertising services	Corporación Argentina de Radiodifusión, S.A.	30.00%	
			GLR Services Inc.	70.00%	
Radio Latina, S.A.	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, France	*Radiobroadcasting*	Grupo Latino de Radio, S.L.	20.00%	
			Prisa División Internacional, S.L.	60.00%	
Radio Mercadeo, Ltda.	Carrera, 39-A 1581 - Bogotá, Colombia	Commercial radio broadcasting services	Caracol, S.A.	29.85%	
			Caracol Estéreo, S.A.	0.35%	
			Ecos de la Montaña Cadena Radial Andina, S.A.	0.01%	
			Emisora Mil Veinte, S.A.	0.35%	
			Grupo Latino de Radio, S.L.	48.40%	
			Promotora de Publicidad Radial, S.A.	0.35%	
Regie Musique Latina, S.A.R.L.	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, France	Development of Latin American radio market in France	*Grupo Latino de Radio, S.L.*	80.00%	

APPENDIX I

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	December 2005 TAX GROUP
INTERNATIONAL RADIO					
Fully consolidated					
Sociedad Radiodifusora del Norte, Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Operation of radio broadcasting stations	Consorcio Radial de Chile, S.A.	80.00%	
			Publicitaria y Difusora del Norte Ltda.	20.00%	
Sociedad de Radiodifusión y Publicidad Exta Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Operation of radio broadcasting stations	Consorcio Radial de Chile, S.A.	80.00%	
			Publicitaria y Difusora del Norte Ltda.	20.00%	
Trokar de Colombia, S.A.	Carrera, 39-A 1581 - Bogotá, Colombia	Retail and wholesale	Grupo Latino de Radio, S.L.	70.17%	
Proportionally consolidated					
Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México Distrito Federal 04870	Operation of radio broadcasting stations	Radio Comerciales, S.A. de C.V.	0.01%	
			Sistema Radiópolis, S.A. de C.V.	99.99%	
GLP Colombia, Ltda	Carrera 9, 9907 oficina 1200, Bogotá, Colombia	Advertising sales for any type of printed, audiovisual or radio media	Prisa División Internacional, S.L.	99.99%	
			Promotora de Informaciones, S.A.	0.01%	
GLR Costa Rica, S.A.	Llorente de Tibás, Edificio La Nación - San José, Costa Rica	Radio broadcasting	Grupo Latino de Radio, S.L.	50.00%	
Radio Comerciales, S.A. de C.V.	Rubén Darío nº 158, Guadalajara - Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	0.03%	
			Sistema Radiópolis, S.A. de C.V.	99.97%	
Radio Melodía, S.A. de C.V.	Rubén Darío nº 158, Guadalajara - Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%	
			Radio Comerciales, S.A. de C.V.	1.00%	
Radio Tapatía, S.A. de C.V.	Rubén Darío nº 158, Guadalajara - Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%	
			Radio Comerciales, S.A. de C.V.	1.00%	
Radiotelevisora de Mexicali, S.A. de C.V.	Av. Reforma 1270 Mexicali Baja California Norte	Operation of radio broadcasting stations	Radio Comerciales, S.A. de C.V.	0.01%	
			Sistema Radiópolis, S.A. de C.V.	99.99%	
Sistema Radiópolis, S.A. de C.V.	Av.Vasco de Quiroga 2000, México D.F.	Operation of radio broadcasting stations	Grupo Latino de Radio, S.L.	50.00%	
Xezz, S.A. de C.V.	Rubén Darío nº 158, Guadalajara - Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%	
			Radio Comerciales, S.A. de C.V.	1.00%	
Equity consolidated					
El Dorado Broadcasting Corporation	2100 Coral Way - Miami, Florida, USA	Development of Latin American radio market in USA	Grupo Latino de Radiodifusión LLC.	25.00%	
Green Emerald Business Inc.	Calle 54 Obarrio Nº 4, Ciudad de Panamá - Panamá	Development of Latin American radio market in Panama	Grupo Latino de Radio, S.L.	34.95%	
Multiservicios de Comunicación, S.A.	Diagonal 108 nº1-23 Este (Colombia)	Commercial radio broadcasting services	Caracol, S.A.	30.00%	
Parisiennes Regie, S.A.R.L.	Rue de Charonne 5, 75011 Paris (France)	Commercial radio broadcasting services	Regie Musique Latina S.A.R.L.	25.00%	
Promotora Radial del Llano Ltda.	Villavicencio Calle 67 nº 7-37-Piso 7, Ctra. 31 (Colombia)	Commercial radio broadcasting services	Caracol, S.A.	25.00%	
			Promotora de Publicidad Radial, S.A.	25.00%	
WSUA Broadcasting Corporation	2100 Coral Way - Miami, Florida, USA	Radio broadcasting	El Dorado Broadcasting Corporation	100.00%	
INTERNATIONAL PRESS					
Fully consolidated					
Comunicaciones El País, S.A.	Colinas de Santa Rita, La Paz, Bolivia	Publishing	Inversiones Grupo Multimedia de Comunicaciones, S.A.	94.75%	
			Inversiones en Radiodifusión, S.A.	0.25%	
Editorial Amanecer, S.A.	Cristo Redentor 3355, Santa Cruz - Bolivia	Publishing	Inversiones Grupo Multimedia de Comunicaciones, S.A.	94.98%	
			Inversiones en Radiodifusión, S.A.	0.02%	
Información Extra, S.A.	Avda. Argentina 2057, La Paz, Bolivia	Publishing	Illimani de Comunicaciones, S.A.	0.02%	
			Inversiones Grupo Multimedia de Comunicaciones, S.A.	99.96%	
			Inversiones en Radiodifusión, S.A.	0.02%	
Inversiones Grupo Multimedia de Comunicaciones, S.A.	Federico Zuazo, 1598 - La Paz, Bolivia	Holding company	Prisa División Internacional, S.L.	76.95%	
			Promotora de Informaciones, S.A.	23.05%	
INTERNATIONAL TELEVISION					
Equity consolidated					
ATB Illimani de Comunicaciones y Asociados del Valle, S.A.	Tupiza, 1140 - Recoleta, San Benito - Bolivia	Operation of TV and radio programmes	Illimani de Comunicaciones, S.A.	79.99%	
			Inversiones en Radiodifusión, S.A.	0.01%	
ATB Santa Cruz Televisión, S.A.	Avda. Cristo Redentor, 33-55 - Santa Cruz, Bolivia	Operation of TV and radio programmes	Illimani de Comunicaciones, S.A.	99.34%	
			Inversiones en Radiodifusión, S.A.	0.66%	
Illimani de Comunicaciones, S.A.	Avda. Argentina, 2057 - La Paz, Bolivia	Operation of TV and radio programmes	Inversiones en Radiodifusión, S.A.	75.00%	
Inversiones en Radiodifusión, S.A.	Federico Zuazo, 1598 - La Paz, Bolivia	Operation of TV stations in Bolivia	Promotora de Informaciones, S.A.	25.00%	

CONSOLIDATED COMPANIES: 2005

APPENDIX I

COMPANY	REGISTERED OFFICES	ACTIVITY	COMPANY OWNING THE HOLDING	December 2005 PERCENTAGE HELD	December 2005 TAX GROUP
<u>SOGECABLE</u>					
Equity consolidated					
Audiovisual Sport, S.L	C/ Diagonal, 477 Barcelona	Management and distribution of audiovisual rights	Sogecable, S.A.	80.00%	
Canal Club de Distribución de Ocio y Cultura, S.A.	C/ Hermosilla, 112 - Madrid	Catalogue sales	Sogecable, S.A.	25.00%	
Canal + Investment Inc.	Beverly Hills, California, USA	Film production	Sogecable, S.A.	60.00%	
Canal Satélite Digital, S.L.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	TV services	Sogecable, S.A.	85.50%	
Centro de Asistencia Telefónica, S.A.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Services	Compañía Independiente de Televisión, S.L.	0.30%	
			Sogecable, S.A.	99.70%	
Compañía Independiente de Noticias de TV, S.L.	C/ Pablo Ruiz Picasso, s/n - Madrid	TV services	Sogecable, S.A.	50.00%	
Compañía Independiente de Televisión, S.L.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Management and distribution of audiovisual rights	Sogecable, S.A.	99.99%	
			Sociedad General de Cine, S.A.	0.01%	
Cinemanía, S.L.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Operation of thematic channels	Compañía Independiente de Televisión, S.L.	90.00%	
DTS, Distribuidora de Televisión Digital, S.A.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	TV services	Compañía Independiente de Televisión, S.L.	0.01%	
			Sogecable, S.A.	99.99%	
Jetix España, S.L. (formerly Fox Kids España, S.L.)	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Operation of thematic channels	Compañía Independiente de Televisión, S.L.	50.00%	
Sociedad General de Cine, S.A.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Production and distribution of audiovisual rights	Compañía Independiente de Televisión, S.L.	0.01%	
			Sogecable, S.A.	99.99%	
Sogecable, S.A.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Operation of TV activities	Promotora de Informaciones, S.A.	24.50%	
Sogecable Media, S.L.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Commercialisation of advertising space	Gerencia de Medios, S.A.	25.00%	
			Sogecable, S.A.	75.00%	
Sogecable Editorial, S.L.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Management of intellectual property rights	Compañía Independiente de Televisión, S.L.	0.01%	
			Sogecable, S.A.	99.99%	
Sogepaq, S.A.	Avda. de los Artesanos, 6 - Tres Cantos - Madrid	Management and distribution of audiovisual rights	Sogecable, S.A.	99.99%	
			Sociedad General de Cine, S.A.	0.01%	
Vía Atención Comunicación, S.L.	Alcalá, 506 - Madrid	Digital TV services	DTS, Distribuidora de Televisión Digital, S.A.	100.00%	
Warner Sogefilms, A.I.E.	Cardenal Marcelo Spínola, 8 - Madrid	Film distribution	Sogecable, S.A.	50.00%	

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Consolidated Management Report for 2005

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

AND SUBSIDIARIES

2005 CONSOLIDATED DIRECTORS' REPORT

1. BUSINESS PERFORMANCE

The most noteworthy aspects of 2005 were as follows:

- Prisa made a net profit of €153 million (up 25%).
- Income increased by 9.4% and profit from operations (EBIT) rose to €219 million (up 28%).
- The Group strengthened its presence in the audiovisual industry by acquiring a 33% ownership interest in the share capital of Media Capital and by launching a partial takeover bid on Sogecable.
- The Internet, international radio and audiovisual production witnessed notable rates of expansion.

The most significant achievements of 2005 were as follows:

- **The growth in advertising income (up 12.9%).** The growth of Radio in Spain (up 12.6%) and El País (up 6.2%) outstripped market rates. Income from advertising at Prisacom and Radio in Latin America rose by 18.7% and 40.8%, respectively.
- **Promotions. Income was up 30.8%** to €149.28 million, with improved profitability. The EBIT/income margin from promotions was 30.0%, as compared with 15.5% in 2004.
- **Sales of Santillana books increased by 17.5%.** The surge of income in Brazil (up 45.4%) and Mexico (up 22.0%) was notable. In Spain income increased by 7.8%.
- **The AS newspaper increased its circulation,** gained market share and increased its advertising income by 17.6%.
- **The profit from operations of developing businesses improved by 27%.** Prisacom reduced its losses by 33.0% and International Media made profits.

Other salient transactions in the year were:

- **The increase in the ownership interest in <u>Sogecable</u>** to 24.5% and a subsequent takeover bid on a further 20%.
- **The acquisition of a 33% ownership interest in <u>Media Capital</u>**, one of Portugal's leading media groups.
- <u>Agreement with Clear Channel</u> for the acquisition of the programming and commercial operation rights of a radio station in Los Angeles and Southern California.
- **The acquisition of a 15.5% ownership interest in <u>Le Monde</u>.**
- <u>The concentration of SER and Antena 3 radio</u> was authorized by the antitrust authorities, which will mean improved operating margins for the radio station in Spain. This transaction is subject to the obtainment of the authorizations envisaged in the specific legislation applicable to the radio broadcasting industry.

<u>CONSOLIDATED INCOME STATEMENT</u>

Millions of Euros (IFRS)	JANUARY - DECEMBER 2005	2004	% Change
Operating income	1,483.09	**1,355.44**	**9.4**
EBITDA	314.48	**257.59**	**22.1**
EBIT	218.70	**171.06**	**27.8**
Net finance costs	(22.80)	(13.80)	(65.3)
Results of companies accounted for using the equity method	(29.62)	(21.25)	(39.4)
Profit before tax	166.28	**136.02**	**22.2**
Income tax	(2.94)	11.70	-
Loss from discontinued operations	(9.72)	-	-
Loss attributable to minority interests	(6.69)	(1.87)	-
Net profit	152.81	**122.45**	**24.8**
EBITDA margin	21.2%	**19.0%**	
EBIT margin	14.7%	**12.6%**	

OPERATING INCOME

In 2005 income rose by 9.4% to stand at €1,483.09 million, compared with the €1,355.44 million obtained in 2004. By line of business, the breakdown is as follows:

Millions of Euros (IFRS)	JANUARY - DECEMBER 2005	2004	% Change
Advertising sales	521.89	462.18	12.9
Sales of books and rights	403.86	343.65	17.5
Newspaper and magazine sales	203.90	204.20	(0.1)
Income from promotional products	149.28	114.15	30.8
Printing services sales[1]	58.74	60.96	(3.6)
Music and audiovisual sales	36.93	38.11	(3.1)
Other income[2]	108.49	132.19	(17.9)
Total operating income	**1,483.09**	**1,355.44**	**9.4**

By line of business, advertising accounts for 35% of income, books and rights for 27% and newspapers for 14%. Substantial growth was reported for sales of books and income from promotions.


35%
27%
14%
14%
34%
25%
15%
18%
Advertising
Books and rights
Newspapers
Promotions
Other
January-December 05
January-December 04

[1] Accounts for 40% of the income of Dédalo, the company arising from the merger between Prisaprint and Polestar Spain and the holding of Ibersuizas (20%).
[2] Includes e-business sales, internet services, income from sales of noncurrent assets and other products.

The breakdown of income, by geographical area, is as follows:


January-December 2005
24%
Spain
International
76%


January-December 2004
20%
Spain
International
80%

Of the Group's total 2005 income, 24% was earned by the international area as compared with 20% in 2004. International Radio surged by 48.9%.

Santillana accounted for 73% of the Group's international income, the International Media division (Radio and Press) for 23%, while Dédalo (Printing) accounted for 4%.

Advertising sales

The Group's advertising income (€521.89 million) exceeded market growth, rising by 12.9%.

Millions of Euros (IFRS)	JANUARY - DECEMBER 2005	2004	% Change
Radio	206.05	182.99	12.6
El País	190.12	178.81	6.2
International Media	65.65	46.62	40.8
Specialized Press	42.58	38.45	10.7
Local TV (Localia)	17.45	15.83	10.2
Prisacom	5.99	4.48	33.6

Local advertising, particularly radio advertising, performed strongly.

Sales of books and rights

Sales of books and rights in 2005 were up 17.5% on 2004 (€403.86 million compared with €343.65 million).

In Spain income rose by 7.8%. In Latin America Brazil stood out with income of €63 million, up 45% on 2004, while Mexico reported higher sales of 22%.

In the rest of **South America** campaigns performed well, particularly in Venezuela (up 44%), Colombia (up 37%) and Argentina (up 25%).

Local currency fluctuations against the dollar, mainly in Brazil, Colombia and the Dominican Republic, boosted income by €13.2 million.

The geographic distribution of income was as follows:



Brazil
15%
Spain and Portugal
35%
Mexico
17%
Colombia
3%
Argentina
3%
Other South
American
countries
27%

<u>Sales of newspapers and magazines</u>

Income from newspaper and magazine sales (€203.90 million) remained virtually stable with respect to 2004, in a complicated scenario with across-the-board reductions in circulation in all countries.

The average daily circulation of El País in 2005 was 453,602 copies and 826,321 copies for the weekend edition. These figures point to a slight decrease, partly due to the fact that in 2004 the circulation of **El País** was boosted by its promotional product "La Enciclopedia" and by certain exceptional events (general elections, terrorist attacks, etc.), which increased the demand for information.

The sports newspaper **AS** increased its average daily circulation by 3.2%, to stand at 209,585 copies, gaining market share from its main competitor.

The economic newspaper **Cinco Días** increased its circulation by 21.1%.

<u>Average daily circulation of the Group's newspapers</u>

	January-December 2005	January- December 2004	% Change
El País	453,602	**469,183**	**(3.3)**
El País Semanal (EPS)	826,321	**812,476**	**1.7**
AS	209,585	**203,158**	**3.2**
Cinco Días	30,427	**25,136**	**21.1**

Income from promotional products

Promotional products have been consolidated, both as a means of boosting circulation and as a sound line of business. In 2005 income from promotional products amounted to €149.28 million. The contribution of promotional products to profit from operations (EBIT) from January to December 2005 amounted to €44.58 million, compared with €17.65 million in 2004 (growth of 252.5%). The sales margin was 30.0%, compared with 15.5% in 2004.

Sales of promotional products by the Group's business units as a whole had a positive impact on circulation and profit from operations.

The contribution of **El País** from sales of promotional products gave rise to income of €127.79 million, compared with the €79.29 million generated in 2004. These sales contributed €43.06 million to profit from operations, compared with €23.71 in January to December 2004. Noteworthy among these promotions was "La Historia Universal", "La Enciclopedia del Estudiante" and "Cine de Oro", for which average weekly sales of 194,000, 177,000 and 160,000 copies, respectively, were recorded.

The sports newspaper **As** increased its income from promotions by 52%, to stand at €7.45 million and improved its profitability by contributing - €0.81 million to profit from operations, compared with - €6.41 million in 2004.

Printing services sales

Printing services sales amounted to €58.74 million, down 3.6% on the 2004 figure. In 2005 **Dédalo** continued to go ahead with its adjustments in the restructuring processes after the merger of Prisaprint and Polestar.

Music and audiovisual sales

Income from audiovisual and music sales fell by 3.1% due to the reduced income obtained on music sales (Gran Via Musical) after the restructuring of this business division. Sales of audiovisual rights and events performed well, achieving growth of 6.3% and 4.0%, respectively.

Other income

The other income heading includes income from electronic commerce sales, from Internet services and from non-current asset sales, among others. The 17.9% drop in 2005 with respect to 2004 was due to the extraordinary sale of certain real estate properties that year.

PROFIT FROM OPERATIONS

The Group's profit from operations (EBIT) amounted to €218.70 million, compared with the €171.06 million obtained in 2004 (up 27.8%).

By business unit, profit from operations was distributed as follows:

EBIT (Millions of Euros)



218
144
48
46
12
0
-3
-4
-19
TOTAL
El Pais
Santillana
Radio
Regional Press and Media
International Press and Media
Music
Prisacom
Audiovisual

* Of the unit's - €19 million, - €18 million related to the local TV business and - € 1 million to audiovisual production (Plural)

The Group's margins improved in the period under examination. The EBIT/income ratio rose to 14.7%, compared with 12.6% in 2004, while the EBITDA margin increased from 19.0% to 21.2%.

This improvement in margins was due to:

- The performance of El País: advertising income (up 6.2%) and improved margins in promotions pushed EBIT up by 15%, compared with 2004, to stand at 31.7%.
- Income from text book sales: income from the Education and Training division leapt by 18.2%, which together with the cost contention drive, improved the unit's operations (the EBIT margin rose from 7.7% in 2004 to 11.5% in 2005).
- Sound performance of SER's margins: the EBIT margin of the radio business rose by over three points from 16.4% in 2004 to 19.8% in 2005, underpinned mainly by the performance of advertising income (up 12.6%).
- Profit from operations from the Regional and Specialised Press Division amounted to €11.58 million, compared with €2.37 million from January to

December 2004. In this connection, noteworthy were the performances of the AS newspaper, whose results from operations soared by 149% due to the paper's increased circulation and improved contribution from promotions, and that of Cinco Días, which achieved profit from operations (€0.41 million) as opposed to the loss of - €3.03 million made by it in 2004.

- The improvement in profit/loss from operations and cost control in new businesses. At **Prisacom** and **Music** EBIT improved by 49.9% and 46.3%, respectively, while **International Media** has now broken even.

NET PROFIT

Net profit jumped to €152.81 million, compared with the €122.45 million reported in the same period in 2004, thus implying an improvement of 24.8%.

Result of companies accounted for using the equity method (- €29.62 million), mainly reflect the investments in Sogecable (€1.8 million), Antena 3 de Radio (€9.1 million) and Iberbanda (- €39.8 million), for which special allowances were recorded due to the discontinuation of one of its lines of business.

The loss from discontinued operations reflect the losses made in the music line of business and certain local television businesses, which were closed or discontinued operations.

In 2005 the **Income tax** line includes income of €2.94 million, which reflects the tax credits taken to promote investments in foreign companies.

BALANCE SHEET

ASSETS (IFRS)	Millions of Euros 31/12/05	31/12/04
NON-CURRENT ASSETS	**1,295.23**	**899.33**
Intangible assets	91.72	78.09
Property, plant and equipment	324.29	296.93
Non-current financial assets	78.70	96.58
Companies accounted for using the equity method	644.84	331.27
Investment property	12.31	11.47
Assets held for sale	2.45	1.37
Deferred tax assets	140.92	83.61
GOODWILL ARISING ON CONSOLIDATION	**225.73**	**188.41**
CURRENT ASSETS	**626.20**	**585.41**
Inventories	104.27	99.65
Receivables	493.55	455.23
Current financial assets	5.13	6.02
Cash equivalents	23.24	24.51
TOTAL ASSETS	*2,147.15*	*1,673.15*

EQUITY AND LIABILITIES (IFRS)	Millions of Euros 31/12/05	31/12/04
EQUITY	**865.25**	**716.32**
Share capital	21.88	21.88
Reserves	671.66	556.25
Profit for the year attributable to the Parent	152.81	122.45
Minority interests	18.90	15.74
NON-CURRENT LIABILITIES	**540.14**	**479.11**
Bank borrowings	311.09	259.64
Other non-current payables	161.17	155.09
Other non-current liabilities	73.18	64.38
CURRENT LIABILITIES	**736.46**	**477.72**
Bank borrowings	320.17	144.49
Trade payables	211.43	201.60
Other current payables	198.01	127.57
Accrued expenses and deferred income	6.85	4.06
TOTAL EQUITY AND LIABILITIES	*2,147.15*	*1,673.15*

INVESTMENTS

Investments in non-current assets amounted to €512.51 million, compared with €247.16 million in 2004. By business unit, investments were as follows:

INVESTMENTS JANUARY-DECEMBER 2005	Millions of Euros
Prisa	382.40
Santillana	41.72
Radio	20.64
El País	14.96
International Media	19.15
Printing	13.18
TV production TV (Plural)/Cinema (Tesela)	5.91
Local TV (Localia)	5.82
Other	8.73
Total	**512.51**

Prisa's investments related mainly to its increased stake in Sogecable and its capital increase (€103.7 million), to its acquisition of 33% of Media Capital (€237.8 million) and to its investment in the French daily Le Monde (€31.8 million). Investments in Santillana related mainly to prototypes and to the acquisition of the Brazilian publisher Objetiva (€6.8 million). Radio accounted for a further €10.0 million for the investment made in ONA Catalana. Investments in International Media related mainly to the purchase of Radio Continental de Argentina (€8.1 million).

The detail of investments, by type of asset, is as follows:

INVESTMENTS JANUARY-DECEMBER 2005	Millions of Euros
Property, plant and equipment	57.68
Intangible assets	46.25
Financial assets	407.64
Investment property	0.94
TOTAL INVESTMENTS	512.51

NET FINANCIAL POSITION

Net bank borrowings at 31 December 2005, amounted to €602.90 million, compared with €373.61 million at 31 December 2004.

NET BANK BORROWING POSITION AT 31/12/05	Millions of Euros
Bank borrowings	631.27
Non-current	311.10
Current	320.17
Cash and current financial assets	28.37
Net debt	**602.90**

In the fourth quarter of 2005, net borrowings increased by €202.90 million, compared with the figure at the end of the third quarter. This was due to the acquisition of a 33% investment in the Portuguese media enterprise Media Capital and the outlay for the purchase of a 15.5% stake in Le Monde.

In December 2003, Prisa issued exchangeable bonds valued at €162.3 million, on which the coupon is set at 1.75%. These exchangeable bonds are secured by 5% of the treasury shares held by Prisa.

Average interest on bank borrowings in the period from January to December 2005 was 3.07%.

As regards maturity, 62% of bank borrowings (including the exchangeable bonds) mature at long term. By currency, 90% are denominated in euros and 10% in dollars. Approximately 30% of debt maturities in dollars have a fixed exchange rate, established under hedge transactions.


38%
62%
Long-term
Short-term


10%
90%
Euros
Dollars

CONSOLIDATED CASH FLOW STATEMENT

Millions of Euros (IFRS)	31/12/05	31/12/04
EBIT	218.70	171.06
Depreciation/Amortisation charge	69.77	67.37
Changes in non-financial working capital	40.12	(2.30)
Investments in operations	(104.88)	(94.97)
Cash flow from operating activities	**223.72**	**141.16**
Financial investments	(407.64)	(152.19)
Net finance costs	(22.81)	(13.80)
Dividends	(25.69)	(21.26)
Taxes	2.94	(11.70)
Other	1.78	35.86
CHANGE IN NET DEBT	**229.29**	**21.93**

Cash flows from operating activities in 2005 amounted to €223.72 million, compared with €141.16 million in 2004.

Increased profit from operations, together with improved management of working capital, underpinned the sound performance of cash flow from operating activities.

STRATEGIC ACQUISITIONS AND AGREEMENTS IN 2005

- *Ownership interest in Sogecable increased to 24.50%* and subsequent takeover bid launched on 20% of Sogecable's shares.
- *Agreement with Clear Channel* for the acquisition of programming and commercial operation rights of a radio operation broadcasting from Tijuana (Mexico) in Spanish for the Los Angeles and Southern California region. The total investment amounted to USD 28 million and the acquisition was authorized on 26 January 2006.
- *Acquisition* by Santillana of 75% of the share capital of the Brazilian company *Editora Objetiva Ltda.* Formed in 1991, Objetiva is a leading publisher in the general publishing segment in Brazil. In 2004 it reported turnover of €5 million. With this acquisition Santillana is consolidating its presence in the general publishing segment and boosting the activities it is already pursuing in the education area in Brazil through Editora Moderna.
- *Acquisition of 100% of Radio Continental and Radio Estéreo,* radio broadcasting companies in Argentina, for a price of €8.1 million.
- *Agreement with Le Monde to acquire a 15.5% ownership interest in its share capital.* Prisa entered into an agreement with Le Monde to set up a joint venture for the production and operation of promotions in France, which commenced operations in January 2006.

- *Agreement with the main shareholders of the Portuguese company Media Capital to acquire up to 46.32% of its share capital,* instrumented by exercising two put options. In November 2005, the shareholders of Media Capital exercised its rights under the first put option and Prisa acquired 33% of Media Capital. Since that date Prisa has appointed the Company's CEO and has three members on the Board of Directors.

2. EVENTS AFTER THE BALANCE SHEET DATE

On 23 January 2006, the Spanish National Securities Markets Commission (CNMV) authorized Prisa's takeover bid launched on the shares of Sogecable, S.A., launched on 2 November 2005. Also, on 30 January 2006, the Board of Directors of Sogecable, S.A. approved a favourable report on the transaction.

On 19 May 2005, the associated company Iberbanda, S.A. signed a memorandum of understanding with a telecommunication services operator, whereby the latter was to become a reference shareholder of the Company. In the memorandum agreement a new business plan was defined, entailing the restructuring and discontinuation of a portion of the current business of Iberbanda, S.A., with a view to optimising its capacities and focusing on activities supplementing the infrastructure of the telecommunication services operator. On 27 January 2006, the Council of Ministers resolved not to approve this economic concentration. At 31 December 2005, Prisa had provisioned in full its investment in Iberbanda, S.A.

3. PRINCIPAL RISKS ASSOCIATED WITH THE BUSINESS

The Group's activities and hence its operations and results are exposed to risks in the scenario in which they are carried on and also to outside factors, such as the macroeconomic situation, the performance of its markets (advertising, publishing, etc.) and legislative amendments, as well as the inclusion of new competitors and their performance. In the pursuit of activities carried on by its business units abroad, mainly in Latin America, the Group is exposed to additional risks associated with exchange rate fluctuations and the economic and political situation of the country in question.

The risk associated with fluctuations in exchange rate assumed by the Group relates mainly to the following transactions:

- Debt denominated in foreign currency: 12% of the Group's total bank financing at 31 December 2005 is arranged in foreign currency.
- Results from activities carried on in other countries outside the euro area are conditioned by the fluctuations of the respective currencies: around 16% of the Group's results (before minority interests and taxes) at 31 December 2005, originated from America.

- Financial investments made to acquire ownership interests in foreign companies: these are long-term investments with a view to maintaining a stable shareholder structure, although such investments are exposed to changes in equity, not only triggered by the activity, but also due to fluctuations in exchange rates.

In managing and monitoring risk, the Group classifies its main exposure in the following categories:

a. Strategic risks
b. Business processes risk
c. Risks relating to financial management
d. Risks arising from the reliability of financial information
e. Technological risks

The Corporate Governance Report provides greater details on each of these risk categories and on the bodies and specific actions in place to detect, measure, monitor and manage them.

4. USE OF FINANCIAL INSTRUMENTS

The Prisa Group enters into exchange rate hedging contracts to hedge exposure to fluctuations in exchange and interest rates, where considered advisable in view of the performance of its operations and the market situation.

Exchange rate hedges-

At 31 December 2005, the Group had exchange rate hedging contracts to hedge bank borrowings denominated in U.S. dollars, and their maturity dates coincide with the repayment dates of the loans they cover. The nominal amount of these contracts totals USD 24,338 thousand, and they are scheduled to mature in the first quarter of 2006.

Interest rate hedges-

At 31 December 2005, the Group had arranged contracts to hedge Euribor interest rates aimed at ensuring a maximum rate. The nominal amount of these contracts is €150,000 thousand, with half-yearly settlements and final maturity in 2007.

5. TREASURY SHARES

At 31 December 2005, Promotora de Informaciones, S.A. owned a total of 10,940,625 treasury shares, representing 5% of its share capital. The total cost of these shares was €32,766 thousand, with a cost per share of €2.99.

The Company plans to use the full amount of the treasury shares it holds to hedge the exchangeable bond issue launched in 2003 through its subsidiary Prisa Finance (Netherlands) B.V.

6. OUTLOOK

Looking ahead to 2006, the various business units through which Prisa operates are expected to perform well. The projections for the coming year point to growth in the Prisa Group's turnover and its share of the advertising market, good prospects in the circulation of our newspapers and magazines and enhanced economic performance in Latin American countries. Lastly, the outlook for the new businesses is that efficiency and results will improve. The performance of the Group's various business units will be marked by the ongoing adaptation of our resources to the opportunities and challenges offered by the new technologies.

As regards financing activities, the Group's intention is to rethink its financing structure in 2006, with a view to adapting it to its new situation, from the standpoint of terms and costs, once all scheduled acquisitions have been completed.